Be Belong Group Corp.

Offering Statement

Reg CF Offering

FUNDINGHOPE™

Form C Offering Statement for Be Belong Group Corp.

Pursuant to Regulation Crowdfunding

ISSUER INFORMATION

Legal Name of the Issuer: Be Belong Group Corp.
Entity Type: Corporation
State of Incorporation/Organization: Delaware
Date of Incorporation/Organization: 02/25/2025
Principal Place of Business: 323 Sunny Isles Blvd 7th Floor, Sunny Isles Beach, FL 33160
Website of the Issuer: https://bebelong.life
Funding Portal: FundingHope (https://www.fundinghope.com)

OFFERING DETAILS

Target Offering Amount (Initial Target): $110,000
Maximum Offering Amount (Maximum Impact Target): $1,200,000
Deadline to Reach Initial Target: 08/31/2025
Type of Security Offered: SAFE
Valuation Cap: $20,480,000
Minimum Investment: $250

ELIGIBILITY

- The issuer certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

Neither the issuer nor any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS OF THE COMPANY

Name: Gabriel Bar Shany   Dates of Board Service: 02/05/2025 – Present
Principal Occupation: CEO/CTO/Secretary
Employer: Be Belong   Dates of Service: 02/05/2025- Present
Employer's Principal Business: Technology

Gabriel Bar Shany has held the positions of CEO/CTO/Secretary of Be Belong Group Corp. (the issuer) since 02/05/2025. Gabriel Bar Shany has also held the position of CTO of Magic Soft Group with responsibilities of driving technical strategy and ensuring tech alignment with business goals. He currently holds this position, since 08/04/2022.

Name: Bella Cohen   Dates of Board Service: 02/05/2025 – Present
Principal Occupation: CRO
Employer: Be Belong   Dates of Service: 03/13/2025- Present
Employer's Principal Business: Technology

Bella Cohen has held the positions of CRO of Be Belong Group Corp. (the issuer) since 03/13/2025. Bella Cohen has also held the position of CEO of Igo Tech LLC. She currently holds this position, since June 2022. Bella Cohen has business experience as a self-employed executive and head of business in real estate and commercial lending from June 2022 to present. She also has business experience as Senior Vice President of Global Trade Finance with Regions Bank from September 2013 to July 2022.

Name: Shani Bar Shany   Dates of Board Service: 02/05/2025 – Present
Principal Occupation: President
Employer: Be Belong   Dates of Service: 02/05/2025- Present
Employer's Principal Business: Technology

Shani Bar Shany has held the positions of President of Be Belong Group Corp. (the issuer) since 02/05/2025. Shani Bar Shany has also held the position of CEO of Magic Soft Group with responsibilities of managing the business and building a team. She currently holds this position, since 08/04/2022. Shani Bar Shany also serves in the commercial and real estate lending sector as CRO with Infinite Capital since June 2023 and as CEO and director of DealEstate since January 2023.

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Gabriel Bar Shany	5,668,000 common shares	28.34 %
Shani Bar Shany	5,666,000 common shares	28.33 %
Bella Cohen	5,666,000 common shares	28.33 %
		%

BUSINESS AND ANTICIPATED BUSINESS PLAN

Overview

Be Belong is a revolutionary residence experience platform that redefines multi-family living by connecting tenants and property owners with cutting-edge technology. Our platform integrates blockchain tokenization, enabling fractional ownership and unlocking new investment opportunities. Be Belong is shaping the future of modern, connected living—where everyone, from tenants to landlords, benefits from a more efficient, profitable, and engaging multi-family experience.

Our Solution: A Three-Pillar Approach

1. **Resident Engagement via Social-Media Features**

   o Fosters meaningful connections between residents
   o Creates a genuine sense of belonging
   o Increases tenant satisfaction and retention
   o Transforming properties from mere living spaces to vibrant communities

2. **Blockchain**

   o Enables fractional ownership through property tokenization
   o Democratizes real estate investment
   o Addresses a **$2.7B** tokenization market projected to reach **$16T by 2030**

3. **Property Management**

   - Provides personalized offerings to enhance engagement and retention.
   - Generates new revenue streams through monetized advertising and classifieds.
   - Optimizes operational efficiency to reduce costs and maximize NOI.

Industry & Market Opportunity

1. **High Resident Turnover**
   55% of tenants move yearly due to a lack of community, better living conditions, or job-related reasons. This high turnover increases costs for property owners and disrupts resident stability.

2. **Property Owners Struggling to Maximize Net Operating Income (NOI):** Constant turnover leads to increased vacancy rates, operational inefficiencies, and higher acquisition costs. Traditional property management lacks innovative tools to enhance retention and resident satisfaction.

3. **Limited Access to Real Estate Investment Opportunities:** 96% of renters aspire to homeownership, yet 51% of non-homeowners worry they'll never achieve it. Due to financial barriers, traditional real estate investment remains out of reach for many.

Our target customers include:

- **Property Owners**
- **Tenants**

Competitive Advantage:

- **Proven Team**: 10,000+ units acquired, deep industry expertise
- **Proven NOI Enhancement**: Our platform increases property NOI through higher retention rates, optimized amenities, and non-traditional revenue generation
- **Dual-Sided Value Creation**: This simultaneously enhances the resident experience and property performance
- **First-Mover Advantage**: Pioneering the intersection of prop-tech, community building, and tokenized ownership

Business Model & Revenue Strategy:

The Be Belong platform enables tenants to purchase tokens representing fractions of apartment units and also provides a social-media platform for organizing community events, marketplace, social organization and meetups among tenants, and clubs.

Our revenue will come from three main channels: (i) initial setup fees for each apartment building that joins the platform; (ii) advertising spend via the social-media features of our platform, targeted to tenants of the buildings; and (iii) fees derived from apartment tokenization. In broad strokes, we expect that our revenue will mostly derive from advertising until roughly the middle of 2027; as the

4

platform matures and more tenants participate in tokenization, about two-thirds of our revenue would come from advertising spend, and a third of our revenue from tokenization fees.

We project zero revenue during 2025, for a net loss of about $2.2 million; about $7.7 million in revenue during 2026, achieving net profitability by the end of the year; about $23 million in revenue during 2027, with a pre-tax profit of about $3.6 million; about $44 million in revenue during 2028, with a pre-tax profit of about $7 million; and continued growth in the future.

Future Growth & Expansion Plan:

Our main growth strategy is through signing up multifamily property owners. We measure our reach in terms of apartment buildings; each building has a flat setup charge, though ultimately revenue will be related to the number of residents.

We anticipate signing up over 20 buildings on a trial basis by the end of 2025, growing to over 600 by the end of 2029.

How Investment Funds Will Support Growth

Expense	Percentage
Office & Admin	10%
Legal & Compliance	15%
Development & Hosting	10%
Marketing - HR	8%
Sales	16%
Tech Support	10%
Marketing	25%
Customer Support	6%

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or

regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

1. Early-Stage Company with Limited Operating History: We are a newly formed company with no operating history. As a result, we have limited historical financial data and may face challenges in executing our business plan. Investors should be aware that our lack of operating history increases the uncertainty associated with our financial projections and business prospects.

2. No Assurance of Profitability: We may not generate sufficient revenue to become profitable. Even if we achieve profitability, we may not sustain profitability over the long term. If we fail to generate adequate revenue, we may need to raise additional capital, which may dilute existing shareholders.

3. Regulatory and Compliance Risks: Our business is subject to various federal, state, and local regulations. Failure to comply with applicable laws and regulations could result in legal liability, fines, penalties, or operational restrictions that could negatively impact our business. In particular, we are relying on various licensed third-party providers for the money-transmission and blockchain tokenization aspects of our platform. Regulatory changes or changes in the operations of our providers could require us to take on significant compliance burdens.

4. Economic and Market Risks: Economic downturns, inflation, and other market conditions may affect consumer spending, investor interest, and our ability to raise capital. Unfavorable economic conditions could reduce demand for our products and services and impact our financial stability.

5. Lack of Liquidity for Investors: Securities purchased in this offering are subject to transfer restrictions, and there is no active secondary market for our securities. As a result, investors may not be able to sell their shares quickly or at an acceptable price.

6. Risks Related to Key Personnel: Our success depends on the experience and efforts of our management team. The loss of key personnel, or the inability to attract and retain qualified employees, could disrupt our business and hinder our growth.

7. Uncertain Future and Business Execution Risks: There is no guarantee that we will execute our business strategy as planned. Unforeseen challenges, operational delays, or changes in the business environment could impact our ability to achieve the expected growth and returns for investors.

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

8. Investors Have Little Control: Because investors in this offering will have a minority of shares, and the majority shareholders are members of the Board of Directors, the Board could govern without significant input from investors in this offering, subject to applicable law.

THE OFFERING

The proceeds from this offering will be used to deploy the Be Belong Tech Stack throughout the multifamily apartment buildings and property management, to continue streamlining the Be Belong App development and interface with existing property management, and to facilitate a token environment for multifamily property.

Use of Funds Raised

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$110,000	$1,200,000
Less: Offering Expenses	$4400	$48,000
Net Proceeds	$105,600	$1,152,000
Use of Net Proceeds		
Marketing Including Staff	$36,000	$403,200
Tech Development - Staff	$56,000	145,400
Sales & G&A	$13,600	$603,400
Total Use of Net Proceeds	$105,600	$1,152,000
Total Proceeds	$110,000	$1,200,000

Be Belong Group Corp used social media and an email campaign under Rule 241 to gauge investor interest. See attached materials.

Upon completing this offering on FundingHope, investors will receive their executed SAFEs in electronic form, and ownership of the SAFEs will be recorded by the Company in book-entry form.. Ownership details will be provided to investors through FundingHope.

Investors can cancel their investment commitment at any time until 48 hours before the offering deadline through the FundingHope platform. If the target offering amount is met before the deadline, the issuer may choose to close the offering early, but investors will receive a five-business-day notice before the new deadline. In the event of a material change to the offering, investors will have the option to reconfirm or cancel their investment commitment. If an investor does not reconfirm, their commitment will be automatically canceled, and their funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

The SAFEs offered in this campaign convert into equity during the next financing round in which the Company sells Preferred Stock, subject to the terms of the SAFE agreement. The SAFE includes a pre-money valuation cap of $20,480,000. In addition to the valuation cap, investors will receive a discount based on the size of their investment:

- Investors who invest **$20,000 to $99,999.99** will receive a **30% discount** off the price per share of Preferred Stock sold in the Equity Financing.

- Investors who invest **$100,000 or more** will receive a **40% discount**.

- Investors who invest **less than $20,000** will convert at the Valuation Cap with **no additional discount**.

Upon an Equity Financing, each investor's SAFE will convert into the greater of (a) the number of shares based on the applicable discount noted above, or (b) the number of shares based on the Valuation Cap, as defined in the SAFE agreement. These discount tiers are intended to reward larger investments and are fixed at the time of investment based on the total amount committed by the investor.

The SAFE does not contain any "MFN clause," meaning that investors do not have any protections if the Company offers future SAFEs or other securities at more attractive terms than the SAFE being offered here.

There are two ongoing legal proceedings involving current officers of the company. Based on current knowledge, these proceedings are not expected to have a material adverse effect on the company's operations or the individuals' ability to continue in their roles. The company is not a party to either proceeding.

Note that the Company has authorized 50 million shares and has only allocated 20 million thus far. If the Company issues additional shares, that will alter the percentage of the Company represented by SAFE holders' prospective share holdings. However, this by itself will not alter the value of your SAFE or the shares the SAFE would convert into, assuming that the capitalization of the Company grows proportionally to such new share issue.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

As of the date of this offering, the issuer has issued 18 million shares of common stock. The common stock carrying one vote per share with no special liquidation preferences, and 240,000 shares of stock options via an employee incentive plan. These stock options have no voting rights. No preferred stock, convertible securities, or debt securities are currently outstanding.

As a pre-revenue company, the valuation of the company reflects several qualitative and quantitative factors, including the experience of the founding team, progress in product development, early user engagement, the size of the target market, and comparable valuations of other early-stage ed-tech companies. The valuation is intended to represent a reasonable estimate of the company's current worth and growth potential, though it has not been independently verified or established through a formal third-party valuation.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock:	50 million	18 million	Yes
Stock options via employee incentive plan	2 million shares	240,000 shares	No

Investors purchasing securities in this offering will likely be **minority shareholders**, meaning they will have **limited influence** on company decisions. The company's **founders** currently control **100% of voting shares**, allowing them to make strategic decisions without minority investor approval. Additionally, if the company raises further capital, existing shareholders may experience **dilution** of their ownership percentage.

The company has determined a pre-money valuation of $20 million, resulting in a pre-money per-share price of $1

Purchasers of these securities may be subject to the following risks associated with corporate actions:

1. Additional Issuances of Securities: Future fundraising rounds could result in the issuance of new shares, diluting the percentage ownership of existing shareholders.

2. Issuer Repurchases of Securities: The company retains the right to repurchase shares at its discretion, which could impact shareholder liquidity.

3. Sale of the Issuer or Assets: If the company is acquired, investors may receive proceeds that are **less than their initial investment** depending on the terms of the transaction.

4. Transactions with Related Parties: The company has existing financial arrangements with directors and officers, which could present potential conflicts of interest.

FINANCIAL CONDITION OF THE ISSUER

The Company expects that the bulk of its expenses will be in marketing and sales, with roughly a quarter of expenses devoted to developing the technology platform during 2025. We anticipate that we will sign up several apartment buildings on a trial basis during 2025, with the first paying customers signing on in Q1 2026. We anticipate over 100 apartment buildings by the end of 2026, over 250 by the end of 2027, and over 400 by the end of 2028.

FINANCIAL STATEMENTS

I, Gabriel Bar, certify that the financial statements of **Be Belong Group Corp.**, included in this Offering Statement (Exhibit A) are true and complete in all material respects.

Gabriel Bar
—————33044EAACDF84EC...—————
Gabriel Bar Shany
CEO/CTO/SEC

Exhibits

- ➢ Exhibit A: Financial Statements Reviewed by CPA
- ➢ Exhibit B: Organizational documents (e.g., Articles of Incorporation, Operating Agreement)
- ➢ Exhibit C: Capitalization table
- ➢ Exhibit D: SAFE Agreement

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

Be Belong Group Corp.

FINANCIAL STATATEMTS

For The periods of March 11,2025 Through March 31, 2025

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A



LOWENTHAL Goldring Accountancy Corp.
28030 Dorothy Dr # 204
Agoura Hills, CA 91301
818-704-6499 saulcpa@yahoo.com

To Board of Director/Management

Be Belong Group, Inc.

323 Sunny Isles Boulevard, 7th floor

Sunny Isles Beach, FL 33160

We have reviewed the accompanying financial statements of Be Belong Group Corp which comprise the balance sheet as of March 31, 2025 and the related statements of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements: Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility: Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion: Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Saul Sobol, CPA

Date: April 08, 2025

Attachments: Balance Sheet

Statement of Income Statement of Equity

Statement of Cash Flow(s)
Notes to the financial statements

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Table of Contents

Financial Statements

	Page
Balance Sheet	1-2
Statement of Income	3
Statement of Cash Flows	4
Statement of Changes in Shareholders' Equity	5
Notes to Financial Statements	6-7

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Be Belong Group Corp.
Balance Sheets
As of March 31, 2025

	2025
ASSETS	
Current Assets	
Cash in bank	$ -
Accounts Receivable	-
Inventory	-
Total current assets	-
Property plant and equipment	
Furniture and fixtures	-
Less: Accumulated depreciation	-
Total property and equipment	-
Other assets	
Due from BJ AK LLC	-
Due from Nahamia Capital LLC	-
Due from Ocean View Capital	-
Due To Shareholders	-
Total other assets	-
TOTAL ASSETS	$ -

1

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

Be Belong Group Corp.
Balance Sheets
As of March 31, 2025

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY

	2025
Current liabilities	
Accounts payable - trade	-
Accrued State Taxes	-
Current Portion- L.T Debt	-
Accrued Payroll Taxes	-
Total current liabilities	-
Long-term liabilities	
Loan payable-Bank	-
Total long-term liabilities	-
Total Liabilities	-
Stockholder's Equity	
Common Stock	-
shareholders Distributions/ Dividend	-
Retained earnings	-
Total stockholder's equity	-
Total liabilities and stockholder's equity	$ -

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

BE Belong Group Corp.
Statements of Income
For The Period of March 11, 2025 Through March 310 2025

	2025
Operating revenue	
Sales	$ -
Cost of goods sold	
Beginning inventory	-
Purchases	-
Ending inventory	-
Total cost of goods sold	-
Gross profit/(loss)	-
General and administrative	
Advertising	-
Alarm & Security	-
Auto Expenses	-
Bank Service Charges	-
Car lease	-
Commissions	-
Computer & internet	-
Donations	-
Freight & shippings	-
Gifts	-
Insurance	-
Lab Fees	-
Licenses & permits	-
Rent -furnitures	-
Misc. expenses	-
Membership	-
Meals & Ent.	-
Office Expenses	-
On Line Market Service	-
Parking	-
Payroll and other Taxes	-
Postage & deliveries	-
Printing	-
Professional fees	-
Rent Expense	-
Repair and maintenance	
Salaries and wages	-
Shows expenses	-
Travel	-
Telephone expenses	-
Total general and administrative	-
Income from operations	-
Other expenses	
Interest expense	-
Income (loss) before provision for income taxes	-
Provision for income taxes	-
Net income (loss)	$ -

3

Be Belong Group, Corp
Statement of Changes in Stockholder's Equity
For The Period of March 11, 2025 Through March 31 2025

	Common Stock	Paid-in Capital	Retained Earnings	Stockholder's Equity
Balance , March 11 2025	$ -	$ -	$ -	$ -
Shareholders Distributions			-	$ -
Net income			-	$ -
Balance , March 31, 2025	$ -	$ -	$ -	$ -

4

Statements of Cash Flows
For The Period of March 11, 2025 Through March 31 2025

	2025
Cash flows from operating activities:	
Net Income	
Adjustments to reconcile net income to	-
Net cash provided by (used) in operating activities:	
Depreciation and amortization expense	-
Decrease/(increase) in accounts receivable	-
Increase/(decrease) in inventory	-
Increase/(decrease) in accounts payable	-
Increase/(decrease) in other current liabilities	-
Net cash provided by (used in) operating activities	-
Cash flows from investing activities:	
Loan to/ from related parties	-
Net cash provided by (used in) investing activities	-
Cash flows from financing activities:	
Bank Loan-Draw (Repayment)	-
Sharholders Distributions/ dividend	-
Government loans	-
Loans to/ from shareholder	-
Net cash provided by (used in) financing activities activities	-
Net increase (decrease) in cash	-
Cash at the beginning of the year	-
Cash at the end of the year	$ -
Supplemental disclosure of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

5

Be Belong Group Corp.
Notes to financial statements
For the Periods March March 11 Through March 31, 2025

Note 1. Organization

Be Belong Group Corp. was incorporated in Delaware on March 11, 2025 and yet to commence operation. The company is a waiting for a regulatory approval needed to commence operation and raised capital.

Ownership

The corporation is authorized to issue 50 million (50,000,000) shares of common stock with par value of $0.00001 per share. As of March 31, 2025 no shares were issued, however the board of directors approved issuing 18,000,000,000 to officers and directors of the company, and reserve allocation of 2,000,000 share to future ESOP.

Nature of Operations

Be Belong Group Corp. is located at 323 Sunny Isles Boulevard, 7th Floor, Sunny Isles Beach, Florida 33160. The company help landlords increase the value of their assets by utilizing a proprietary marketing approach. The company empowers property owners to maximize value, increase retention, satisfaction, and create powerful and meaningful connections with their tenants. By integrating AI-driven engagement, monetized services, and real estate tokenization, they can create new revenue streams and financial flexibility without raising rents. They are pioneering a bright new future of multifamily living, where ownership, liquidity, and thriving communities belong together. The company help landlords increase the value of their assets by utilizing a proprietary marketing approach.

Note 2. Summary of Significant Accounting Policy

Basis of Accounting

The financial statements are prepared on an accrual basis and presented in conformity with generally accepted accounting principles in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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Balance Sheet Classification

The Corporation's financial statements are presented on the accrual basis of accounting and have been presented showing unrestricted, temporarily restricted, and permanently restricted net assets and are prepared in accordance with accounting principles generally accepted in the United States of America. The Company includes in current assets and liabilities all assets and liabilities with due date of less than one year. A one-year time period is used as the basis for classifying all other assets and liabilities.

Cash and Cash Equivalent

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalates.

Revenue and Cost Recognition

Revenue and Expenses are recognized on accrual basis.
The financial statements usually include some amounts that are based on management's best estimates and judgements. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Fair Value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Corporation classifies its financial assets and liabilities measured at fair value on a recurring basis annually based on a fair value hierarchy with three levels of inputs. Level 1 values are based on unadjusted quoted prices in active markets for identical securities. Level 2 values are based on significant observable market inputs, such as quoted prices for similar securities and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Corporation's determination of assumptions that market participants might reasonably use in valuing the securities. The valuation levels are not necessarily an indication of the risk or liquidity associated with the assets and liabilities measured at fair value.

Income Taxes

The Company is a C corporation and is taxed under the Internal Revenue Service tax code as an C Corporation on Federal and state income tax returns.

Inventory

Inventory Consist of finish good products is stated at the lower of cost (first in first out method), or net Realized value. The company is a service company and hence does not expect to have inventory.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

7

BE BELONG GROUP CORP

UNANIMOUS WRITTEN CONSENT OF THE BOARD IN LIEU OF
MEETING OF THE BOARD OF DIRECTORS

Pursuant to notice duly given to all directors of **Be Belong Group Corp**, a Delaware corporation (the "**Company**"), a meeting of the Company's Board of Directors (the "**Board**") was held at the above date. All directors were present in person or by telephone and constituted a quorum: Mr. Gabriel Bar, Ms. Shani Bar and Ms. Bela Cohen.

WHEREAS, the Board of the Company has determined that it is in the best interests of the Company to grant stock options to certain employees as listed in Appendix D attached hereto;

1. **Adoption of Company Stock Plan**

After a general discussion, upon motion duly made and seconded, it was unanimously:

> **RESOLVED:** That the Company Stock Plan Name (the "Plan"), in substantially the form attached hereto as **Exhibit A**, is hereby adopted and 2,000,000 shares of the Company's Common Stock are reserved for issuance pursuant to the Plan.

> **RESOLVED FURTHER:** That the forms of stock option agreement and Exercise Agreement, in substantially the forms attached hereto as Exhibit B, Exhibit C, respectively, are hereby approved for purposes of documenting awards granted under the Plan, with such modifications or amendments to each form, or any individual agreement, as may be approved by the officers of the Company, or any of them individually, provided that any such changes do not individually, or in the aggregate, have a material financial, legal, tax or accounting impact on the Company or any of its affiliates.

> **RESOLVED FURTHER:** That the officers of the Company, are authorized and directed to take any and all additional actions and file any other documents necessary to carry out the intent and purposes of the foregoing resolutions, including seeking stockholder approval of the Plan and qualifying or exempting the issuance of securities under the Plan from the registration requirements of the Securities Law.

> **RESOLVED FURTHER:** Each Option shall be subject to the terms and conditions of the Plan and a stock option agreement to be entered into between the Company and each optionee;

2. **Omnibus Resolution**

Upon motion duly made and seconded it was unanimously:

> **RESOLVED:** That each of the officers of the Company is authorized and empowered to take such other actions and sign such other documents as may be necessary or advisable to carry out the intent and accomplish the purposes of the foregoing resolutions.

RESOLVED FURTHER: The Board of the Company has determined that it is in the best interests of the Company to grant stock options to certain employees and/or contractors as listed in Appendix D attached hereto;

IN WITNESS WHEREOF, the undersigned have executed this written consent as of the date set forth below.

Date: March 25, 2025

Shani Bar
_____
Shani Bar, Director

Gabriel Bar
_____
Gabriel Bar, Director

Bella Cohen
_____
Bella Cohen, Director

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

EXHIBIT A

EQUITY INCENTIVE PLAN

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

EXHIBIT B

FORM OF STOCK OPTION AGREEMENT

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

EXHIBIT C

FORM OF EXERCISE AGREEMENT

EQUITY INCENTIVE PLAN

BE BELONG GROUP CORP

1. **Purpose of this plan**. This Plan is intended (a) to provide incentives to key personnel, employees, officers, directors, advisors, consultants and other individuals expected to provide significant services to the Company and its subsidiaries, including the personnel, employees, officers and directors of the Participating Companies, and (b) to encourage a proprietary interest in the Company thereby aligning the interests of Company service providers with the interests of the Company's stockholders.

2. The Plan permits awards of equity-based incentives to key personnel, employees, officers and directors of, and certain other providers of services to, the Company, either directly or through a Participating Company.

3. **Definitions**. As used in this Plan, the following definitions apply:

   a. "Act" shall mean the Securities Act of 1933, as amended.

   b. "Partner" shall mean any Company Partner.

   c. "Agreement" shall mean a written agreement entered into between the Company and a Grantee pursuant to the Plan.

   d. "Board" shall mean the Board of Directors of the Company.

   e. "Cause" shall mean, unless otherwise provided in the Grantee's Agreement, (i) engaging in (A) willful or gross misconduct or (B) willful or gross neglect, (ii) repeatedly failing to adhere to the directions of superiors or the Board or the written policies and practices of the Company, the Subsidiaries, the Advisor or any of their respective affiliates, (iii) the Grantee's conviction of, or plea of nolo contendere to, a felony or a crime of moral turpitude, or any crime involving the Company, the Subsidiaries, the Advisor or any of their respective affiliates, (iv) fraud, misappropriation, embezzlement or material or repeated insubordination, (v) a material breach of the Grantee's employment agreement (if any) with the Company, the Subsidiaries, the Advisor or any of their respective affiliates (other than a termination of employment by the Grantee), or (vi) any illegal act detrimental to the Company, the Subsidiaries, the Advisor or any of their respective affiliates, all as determined by the Committee.

   f. (f) "Code" shall mean the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

   g. (g) "Committee" shall mean the Compensation Committee of the Company as appointed by the Board in accordance with Section 4 of the Plan; provided, however, that the Committee shall at all times consist solely of persons who, at the time of their appointment, are qualified as a "Non-Employee Director" under Rule 16b-3(b)(3)(i) promulgated under the Exchange Act and, to the extent that relief from the limitation of

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Section 162(m) of the Code is sought, as an "Outside Director" under Section 1.162-27(e)(3)(i) of the Treasury Regulations.

h. (h) "Common Stock" shall mean the Company's common stock, par value $0.01 per share, either currently existing or authorized hereafter.

i. (i) "Company" shall mean Be Belong Group Corp, a Delaware corporation.

j. (j) "DER" shall mean a right awarded under Section 12 of the Plan to receive (or have credited) the equivalent value (in cash or Shares) of dividends paid on Common Stock.

k. (k) "Disability" shall mean, unless otherwise provided by the Committee in the Grantee's Agreement, the occurrence of an event which would entitle the Grantee to the payment of disability income under one of the Company's approved long-term disability income plan or a long-term disability as determined by the Committee in its absolute discretion pursuant to any other standard as may be adopted by the Committee. Notwithstanding the foregoing, no circumstances or condition shall constitute a Disability to the extent that, if it were, an excise tax would be imposed under Section 409A of the Code.

l. (l) "Eligible Persons" shall mean officers, directors, advisors, personnel and employees of the Participating Companies, but only to the extent Shares to be issued hereunder to any such potential Eligible Person is eligible for registration under a United States Securities and Exchange Commission Form S-8.

m. (m) "Employee" shall mean an individual, including an officer of a Participating Company, who is employed by the Participating Company.

n. (n) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

o. (o) "Exercise Price" shall mean the price per Share of Common Stock, determined by the Board or the Committee, at which an Option may be exercised.

p. (p) "Fair Market Value" shall mean the value of one share of Common Stock, determined as follows:

(a) (i) If the Shares are then listed on a national stock exchange, the closing sales price per Share on the exchange for the last preceding date on which there was a sale of Shares on such exchange, as determined by the Committee.

(b) (ii) If the Shares are not then listed on a national stock exchange but are then traded on an over-the-counter market, the average of the closing bid and asked prices for the Shares in such over-the-counter market for the last preceding date on which there was a sale of such Shares in such market, as determined by the Committee.

(c) (iii) If neither (i) nor (ii) applies, such value as the Committee in its discretion may in good faith determine. Notwithstanding the foregoing, where the Shares are listed or traded, the Committee may make discretionary determinations in good faith where the Shares have not been traded for 10 trading days. Notwithstanding the foregoing, with respect to any "stock right" within the meaning of Section 409A of the Code, Fair Market Value shall not be less than the "fair market value" of the Shares determined in accordance with Treasury Regulation 1.409A-1(b)(5)(iv).

q. (q) "Grant" shall mean the issuance of an Incentive Stock Option, Nonqualified Stock Option, Restricted Stock, Restricted Stock Units, Phantom Share, DER, or other equity-based grant as contemplated herein or any combination thereof as applicable to an Eligible Person.

r. (r) "Grantee" shall mean an Eligible Person to whom Options, Restricted Stock, Restricted Stock Units, Phantom Shares, DERs or other equity-based awards are granted hereunder.

s. (s) "Incentive Stock Option" shall mean an Option of the type described in Section 422(b) of the Code issued to an Employee of (i) the Company, or (ii) a "subsidiary corporation" or a "parent corporation" as defined in Section 424(f) of the Code.

t. (u) "Nonqualified Stock Option" shall mean an Option not described in Section 422(b) of the Code.

u. (v) "Option" shall mean any option, whether an Incentive Stock Option or a Nonqualified Stock Option, to purchase, at a price and for the term fixed by the Committee in accordance with the Plan, and subject to such other limitations and restrictions in the Plan and the applicable Agreement, a number of Shares determined by the Committee.

v. (w) "Optionee" shall mean any Eligible Person to whom an Option is granted, or the Successors of the Optionee, as the context so requires.

w. (x) "Participating Companies" shall mean the Company, the Subsidiaries, the Advisor and any of their respective affiliates, which, with the consent of the Board participates in the Plan.

x. (y) "Phantom Share" shall mean a right, pursuant to the Plan, of the Grantee to payment of the Phantom Share Value.

y. (z) "Phantom Share Value," per Phantom Share, shall mean the Fair Market Value of a Share or, if so provided by the Committee, such Fair Market Value to the extent in excess of a base value established by the Committee at the time of grant.

z. (aa) "Plan" shall mean this Equity Incentive Plan, as the same may from time to time be amended.

aa. (bb) "Purchase Price" shall mean the Exercise Price times the number of Shares with respect to which an Option is exercised.
(ee) "Shares" shall mean shares of Common Stock, as adjusted in accordance with Section 16 of the Plan (if applicable).

ab. (ff) "Subsidiary" shall mean any corporation, partnership, limited liability company or other entity at least 50% of the economic interest in the equity of which is owned, directly or indirectly, by the Company or by another subsidiary.

ac. (gg) "Successors of the Optionee" shall mean the legal representative of the estate of a deceased Optionee or the person or persons who shall acquire the right to exercise an Option by bequest or inheritance upon the death of the Optionee.

ad. (hh) "Termination of Service" shall mean the time when the employee-employer relationship or directorship, or other service relationship, between the Grantee and the Participating Companies is terminated for any reason, with or without Cause, including, but not limited to, any termination by resignation, discharge, death or Disability; provided, however, Termination of Service shall not include a termination where there is a simultaneous continuation of service by the Grantee for a different Participating Company. For this purpose, the service relationship shall be treated as continuing intact while the Grantee is on military leave, sick leave or other bona fide leave of absence (to be determined in the discretion of the Committee). Notwithstanding the foregoing, with respect to any Grant that is subject to Section 409A of the Code, Termination of Service shall be interpreted to mean a "separation from service" within the meaning of Section 409A of the Code and Treasury Regulation 1.409A-1(h).

CONDITIONAL GRANT OF STOCK OPTION POOL

4. Conditional Grant of Options. Notwithstanding anything to the contrary herein, the grant of stock options to the Participant shall become effective only upon the satisfaction of all the following conditions (the "Conditions Precedent"):

a. The Company completes a Qualified Capital Raise resulting in a company valuation of at least fifty million dollars ($50,000,000) (the "Qualified Capital Raise").

b. The Company's Certificate of Incorporation is duly amended, restated, and filed with the appropriate authority to reflect changes necessitated by the Qualified Capital Raise (the "Restated COI").

c. The adoption of a duly approved and effective stock option pool by the Company's Board of Directors or stockholders as required by applicable law and the Restated COI (the "Option Pool").

Upon the satisfaction of the Conditions Precedent, the grant shall be deemed issued on the date of fulfillment of the last Condition Precedent (the "Effective Grant Date").

No rights under this Option shall vest, be exercisable, or convert to actual shares until after the Effective Grant Date following completion of the Qualified Capital Raise. The

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percentage entitlement specified herein represents a right to future shares only and does not constitute ownership of or right to any specific shares until after the Qualified Capital Raise is completed and the Option Pool is formally established.

5. **Commencement of Vesting**. Vesting of any stock options under this Plan shall commence only upon the Effective Grant Date. Any purported vesting prior to the Effective Grant Date shall be null and void.

6. **Termination of Conditional Grant.** In the event that the Conditions Precedent specified herein are not satisfied within 24 months from the date of this Plan, this Agreement and all rights hereunder shall terminate automatically and without further action by either party.

7. The Company represents and warrants that it shall use commercially reasonable efforts to achieve the Conditions Precedent as soon as practicable, including but not limited to undertaking necessary actions to:

   (a) Close the Qualified Capital Raise.

   (b) Amend, restate, and file the Restated COI with the appropriate state authority.

   (c) Adopt and implement the Option Pool in accordance with applicable law and the Restated COI.

8. Establishment of Option Pool. The Company hereby reserves and sets aside a pool of options (the "Option Pool") to purchase up to that number of shares of the Company's Common Stock representing ten percent (10%) of the Company's fully diluted capital stock, to be available for future issuance to eligible employees, consultants, and advisors of the Company.

9. Activation Trigger. (a) The Option Pool shall become available for grant only upon the Company's successful completion of a Qualifying Capital Raise. (b) "Qualifying Capital Raise" means any Qualified Capital Raise resulting in a company valuation of at least fifty million dollars ($50,000,000).

10. Following activation of the Option Pool, the Board of Directors shall have sole discretion to determine the allocation of options from the Pool to eligible participants. The strike price for options granted from the Pool shall be set at the fair market value of the Common Stock as determined by the Board of Directors at the time of each individual grant.

11. The Option Pool shall be subject to appropriate adjustments for stock splits, stock dividends, recapitalizations, and similar events. The size of the Option Pool shall be calculated on a fully-diluted basis, taking into account all outstanding shares and convertible securities as of the date of the Qualifying Capital Raise.

12. Individual Grants. Each option grant from the Pool shall be evidenced by a separate Stock Option Agreement. Individual grants shall be subject to vesting schedules and other terms as determined by the Board of Directors at the time of grant.

13. If no Qualifying Capital Raise occurs within 2 years from the date of this Agreement, this Option Pool reservation shall automatically terminate. The Board of Directors may, in its discretion, extend the reservation period or modify the Qualifying Capital Raise requirements.

14. Compliance. All options granted from the Pool shall comply with applicable securities laws and regulations.

15. Effective Date. The effective date of the Plan is the Effective Grant Date as defined in this Agreement.

16. Option Pool Calculation Methodology a. **Timing of Calculation** The Option Pool shall be calculated immediately following the closing of the Qualified Capital Raise. The calculation date shall be the same business day as the closing.

17. Fully Diluted Basis Calculation The 10% Option Pool shall be calculated based on the Company's fully diluted capitalization, including: All outstanding common stock; All outstanding preferred stock (on an as-converted basis); All outstanding warrants (on an as-exercised basis); All outstanding convertible securities; All reserved shares for future issuance under any other equity plan; All shares issued in the Qualified Capital Raise; The Option Pool itself (calculated on a fully recursive basis).

18. Calculation Formula.

    (a) Option Pool Size = (Total Fully Diluted Shares × 0.10) ÷ 0.90. Where:

- Total Fully Diluted Shares includes all shares described in section (b) above

- The division by 0.90 accounts for the recursive nature of the pool

Rounding

- The final number of shares in the Option Pool shall be rounded up to the nearest whole share

- No fractional shares shall be included in grants

    (b) Following completion of the Qualified Capital Raise, the Company shall:

    (i) Calculate the actual number of shares represented by Optionee's percentage grant using the formula:

        Actual Shares = (Total Post-Financing Fully Diluted Shares × Granted Percentage) ÷ 0.90

    (ii)   Deliver written notice to Optionee within 10 business days specifying:

        (A)   The actual number of shares subject to the Option

        (B)   The per-share exercise price

        (C)   The total exercise price

        (D)   The calculation methodology used

    (iii) No exercise of Options shall be permitted prior to receipt of this notice.

19. <u>Transfer Restrictions.</u> No Award shall be transferable except:

(a)   By will or laws of descent and distribution

(b)   Pursuant to a qualified domestic relations order

(c)   As specifically approved by the Committee in writing

20. <u>Administration</u>. <u>Membership on Committee</u>. The Plan shall be administered by the Board or by the Committee appointed by the Board. If no Committee is designated by the Board to act for those purposes, the full Board shall have the rights and responsibilities of the Committee hereunder and under the Agreements. <u>Grant of Awards</u>. The Board or the Committee shall from time to time at its discretion select the Eligible Persons who are to be issued Grants and determine the number and type of Grants to be issued under any Agreement to an Eligible Person. In particular, the Committee shall (A) determine the terms and conditions, not inconsistent with the terms of the Plan, of any Grants awarded hereunder; (B) determine the time or times when and the manner and condition in which each Option shall be exercisable

21. The Committee may establish such rules, regulations and procedures for the administration of the Plan as it deems appropriate (including, without limitation, establishing rules, regulations and procedures or creation of a sub-plan for the purpose of satisfying applicable foreign laws, for qualifying for favorable tax treatment under applicable foreign laws or facilitating compliances with foreign laws), determine the extent, if any, to which Options, Phantom Shares, Shares (whether or not Shares of Restricted Stock), Restricted Stock Units, DERs or other equity-based awards shall be forfeited (whether or not such forfeiture is expressly contemplated hereunder), and take any other actions and make any other determinations or decisions that it deems necessary or appropriate in connection with the Plan or the administration or interpretation thereof. The Committee shall also cause each Option to be designated as an Incentive Stock Option or a Nonqualified Stock Option, except that no Incentive Stock Options may be granted to an Eligible Person who is not an Employee of the Company or a "subsidiary corporation" or a "parent corporation" as defined in Section 424(f) of the Code. The Grantee shall take whatever additional actions and execute whatever additional documents the Committee may in its reasonable judgment deem necessary or advisable in order to carry out or effect one or more of the obligations or restrictions imposed on the Grantee pursuant to the express provisions of the Plan and the Agreement. DERs will be exercisable separately or together with Options, and paid in cash or other consideration at such times and in accordance with such rules, as the Committee shall determine in its discretion. Unless expressly provided hereunder, the Committee, with respect to any Grant, may exercise its discretion hereunder at the time of the award or thereafter. The Committee shall have the right and responsibility to interpret the Plan, and make all decisions necessary under the Plan, and the interpretation and construction by the Committee of any provision of the Plan or of any Grant thereunder, or any decision made by the Committee with respect to the Plan or Grants, including, without limitation, in the event of a dispute, shall be final and binding on all Grantees and other persons to the maximum extent permitted by law. Without limiting the generality of Section 24, no member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Grant hereunder.

22. Notwithstanding clause (i) of this Section 4(c), any award under the Plan to an Eligible Person who is a member of the Committee shall be made by the full Board, but for these purposes the directors of the Corporation who are on the Committee shall be required to be recused in respect of such awards and shall not be permitted to vote.

23. Awards.

(a) Agreements. Grants to Eligible Persons shall be evidenced by written Agreements in such form as the Committee shall from time to time determine. Such Agreements shall comply with and be subject to the terms and conditions set forth below.

(b) Number of Shares. Each Grant issued to an Eligible Person shall state the number of Shares to which it pertains or which otherwise underlie the Grant and shall provide for the adjustment thereof in accordance with the provisions of Section 16 hereof.

24. Participation - Eligibility

(a) Only Eligible Persons shall be eligible to receive Grants under the Plan.

(b) Limitation of Ownership. No Grants shall be issued under the Plan to any person who after such Grant (including settlement or exercise thereof) would beneficially own more than 9.8% by value or number of shares, whichever is more restrictive, of the outstanding shares of Common Stock of the Company, or 9.8% by value or number of shares, whichever is more restrictive, of the outstanding capital stock of the Company, unless the foregoing restriction is expressly and specifically waived by action of the independent directors of the Board.

25. Terms for Option Grants. Each Option granted to a Participant shall be evidenced by an Award Agreement that specifies the grant date, the type of Option (nonqualified stock option or 422 Option), the exercise price, the expiration date of the Option, the number of shares of Common Stock subject to the Option, the conditions upon which an Option shall become vested and exercisable, and such other terms as the Committee shall determine which are not inconsistent with the terms of the Plan. For the avoidance of doubt, the terms and conditions of Options granted under this Plan need not be the same for similarly situated individuals. By accepting an Option, each Participant agrees to be bound by the terms of the Plan and the Award Agreement.

(a) **Type of Option.** The Committee shall determine whether an Option granted under the Plan shall constitute either (i) a 422 Option, intended to constitute an incentive stock option ("ISO") within the meaning of section 422 of the Code, or (ii) a nonqualified stock option. If a 422 Option, in whole or in part, fails for any reason to satisfy the applicable requirements, then the 422 Option, or that portion which fails to satisfy the applicable requirements, shall be treated as a nonqualified stock option, but all other terms and provisions of such stock option shall remain unchanged.

(b) **Exercise Price.** The exercise price of each Option shall be at least 100% of the Fair Market Value of the Common Stock subject to such Option as of the grant date; provided that, for any 422 Option, the exercise price shall be at least 110% of the Fair Market Value of the Common Stock subject to such 422 Option as of the grant date for any recipient who is a Ten Percent Owner as of the grant date.

(c) **Option Period Limitation.** No Option shall be exercisable on a date later than the tenth anniversary of the Option's grant date, and no 422 Option shall be exercisable on a date later than the fifth anniversary of the 422 Option's grant date for any recipient who is a Ten Percent Owner as of the grant date.

(d) **Individual ISO Limit.** No 422 Option granted to a Participant shall be treated as an ISO to the extent that the aggregate Fair Market Value of the Common Stock underlying all ISOs granted under the Plan (and any other plan of the Company or an Affiliate) that are first exercisable during a single calendar year exceeds $100,000. For this purpose, Fair Market Value is determined as of the grant date of each relevant stock option. Any 422 Option or portion thereof in excess of such limitation shall be treated as a nonqualified stock option.

(e) **Eligibility.** All individuals employees, directors, consultants, and independent contractors who currently provide services to the Company or any participating Affiliate are eligible to receive grants of Options under the Plan; provided that only an individual who is an Employee as of the grant date is eligible to receive grants of 422 Options. The Committee has sole authority, in its discretion, to determine and designate from time to time those individuals whom are to be granted Options and the terms under which such Options shall be granted, subject to the provisions of the Plan.

(f) **No Assignment or Transfer.** No Option granted under the Plan, nor any right or interest therein, may be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution without the written consent of the Company; provided that a 422 Option shall not be transferable other than by will or by the laws of descent or distribution. No transfer shall be effective to bind the Company unless the Committee shall have been furnished with (i) written notice thereof along with such evidence as the Committee may deem necessary to establish the validity of the transfer and (ii) an agreement by the transferee to comply with all the terms and conditions of the Option that are or would have been applicable to the Participant and to be bound by the acknowledgements made by the Participant in connection with the grant.

26. Term and Non transferability of Grants and Options.

(a)   Each Agreement reflecting the Grant of an Option shall state the time or times which all or part of the Option becomes exercisable, subject to the restrictions set forth in this subsection (c).

(b)   No Option shall be exercisable except by the Grantee or a transferee permitted hereunder.

(c)   No Option shall be assignable or transferable, except by will or the laws of descent and distribution of the state wherein the Grantee is domiciled at the time of his death; *provided, however*, that the Committee may (but need not) permit other transfers, where the Committee concludes that such transferability is otherwise appropriate and desirable.

(d)   No Option shall be exercisable until such time as set forth in the applicable Agreement (but in no event after the expiration of such Grant).

(e)   No Option may be exercised more than 10 years after the date the Option was granted.

(f)   No modification of an Option shall, without the consent of the Optionee, alter or impair any rights or obligations under any Option previously granted.

27. (d) <u>Termination of Service, Other Than by Death or Disability</u>. Unless otherwise provided in the applicable Agreement, upon any Termination of Service for any reason other than his or her death or Disability, an Optionee shall have the right, subject to the restrictions of Section 4(c) above, to exercise his or her Option at any time within three months after Termination of Service, but only to the extent that, at the date of Termination of Service, the Optionee's right to exercise such Option had vested pursuant to the terms of the applicable Agreement and had not previously been exercised; *provided, however*, that, unless otherwise provided in the applicable Agreement, if there occurs a Termination of Service by a Participating Company for Cause, any Option not exercised in full prior to such termination shall be canceled.

28. Exercise of Options.

(a)   **Requirements and Manner of Exercise.** Each Option granted under the Plan shall become vested and exercisable by the Participant on such date or dates, for such period, and with respect to such number of shares of Common Stock as provided in the relevant Award Agreement and the terms of the Plan, subject to any forfeiture, termination, expiration, or cancellation of the Option pursuant to the terms of the Award Agreement or the Plan. Option exercise shall be effected by such methods and procedures, and subject to such restrictions, as may be established by the Committee from time to time. Only whole shares of Common Stock may be issued pursuant to exercise of any Option or portion thereof. During the lifetime of a Participant, only the Participant or the Participant's legal representative may exercise a 422 Option.

(b)   **Authorization for Cashless and Other Exercise Methods.** In lieu of accepting payment of the full exercise price of an Option (or portion thereof) from the Participant in cash or cash equivalent, the Committee is authorized to, in its discretion, arrange with the Participant on terms acceptable to the Committee for all or a portion of the payment to be made via (i) tendering to the Company (including by attestation) of a number of shares of Common Stock the Participant has previously acquired (valued at Fair Market Value as of the tender date), (ii) directing the Company to withhold and retain a portion of the shares of Common Stock exercised (valued at Fair Market Value as of the exercise date), (iii) directing a broker designated by or acceptable to the Company to arrange for the sale of a portion of the shares issued pursuant to the exercise and deliver the proceeds to the Company, or (iv) other methods of cashless exercise acceptable to the Committee.

(c) **Expiration of Options; effect of Separation from Service.** No Option may be exercised later than its expiration date as set forth in the relevant Award Agreement (which in no case shall be later than the date described in Section 4(c)), subject to earlier expiration as provided herein or in the relevant Award Agreement. Unless otherwise determined by the Committee in its sole discretion or as set forth elsewhere in the Plan or in an Award Agreement, any Participant's Option (or portion thereof) that remains outstanding and exercisable, but unexercised, at a time when the Participant experiences a Separation from Service may only be exercised for a period of up to:

   (i)   three (3) months immediately following the Separation Date,

   (ii) twelve (12) months immediately following the Separation Date for a Separation from Service due to death or a permanent and total disability (as defined below), or

   (iii) twelve (12) months immediately following the death of a Participant during the period described in clause 5(c)(i) or 5(c)(ii) above.

   Notwithstanding the foregoing, in no event shall any Option be exercised on a date later than the original expiration date. For purposes of this, "permanent and total disability" means an inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or which has lasted or can be expected to last for a continuous period of at least twelve (12) months.

   All Options granted under the Plan that (i) are not exercisable immediately prior to the Separation Date (after giving effect to any applicable vesting acceleration provision) or (ii) remain unexercised at the expiration of the time period set forth above shall be cancelled, terminated, and of no further force and effect as of the Separation Date or expiration of the applicable period, respectively.

(d) **Legal Compliance.** Notwithstanding anything herein to the contrary, no exercise shall become effective until the Company determines that the issuance and delivery of shares of Common Stock pursuant to such exercise is in compliance with all applicable, laws, regulations of governmental authority, and the requirements of any securities exchange on which shares of Common Stock may be traded.

(e) **Shareholder Rights.** No Participant, nor legal representative, legatee, distributee, or other permitted transferee of a Participant, shall be deemed to be a holder of, or have any rights with respect to the ownership of, any shares of Common Stock subject to any Option, unless and until the Option is exercised and the share certificate or certificates have been issued (or the shares are otherwise deemed to be transferred).

The granting of an Option shall not impose an obligation upon the Participant to exercise such Option.

(f) Rights as an Owner. An Optionee, a Successor of the Optionee, shall have no rights as the owner of the Shares covered thereby (including rights as a stockholder, if applicable) until, in the case of an Optionee, the Effective Grant Date and the issuance of a certificate for such Shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property), distributions or other rights for which the record date is prior to the Effective Grant Date.

29. **Forfeiture.** In addition to any applicable provisions hereunder, the Committee may specify in the relevant Award Agreement or an applicable Company policy that the Participant's rights and benefits with respect to an Option or shares of Common Stock acquired under the Plan shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events or circumstances.

(a) **Termination for Cause.** Unless otherwise provided by the Committee in the relevant Award Agreement, if a Participant's employment with the Company or any Affiliate is terminated for Cause (as defined below) while an Option granted under the Plan remains outstanding, the Option shall be automatically terminated, cancelled, and of no further force and effect. The Company shall have the power to determine whether the Participant has been terminated for Cause. Further, if the Company determines that a Participant has committed or may have committed any act which could constitute the basis for a termination employment for Cause, the Company may suspend the Participant's rights to exercise or vest in any right with respect to any Option of the Participant's that is then outstanding. All such determinations shall be final, conclusive, and binding upon the Participant.

For purposes of this Section 6(a), the term "Cause" (unless otherwise provided in a relevant Award Agreement) is to be construed the same as such similar term is defined in any employment agreement or offer letter between the Participant and the Company or an Affiliate as may be in force from time to time, and in the absence of such agreement or letter, means the Participant's (i) failure to reasonably perform the Participant's duties to the Company or Affiliate or to follow the lawful instructions of his or her superiors in a manner that could reasonably be expected to result in harm to the Company or an Affiliate, other than as a result of incapacity due to physical or mental illness or injury, (ii) willful violation of the Company's or Affiliate's written policies that could reasonably be expected to result in harm to the Company or Affiliate, (iii) engaging in conduct that is, or could reasonably expected to be, materially damaging to the Company or an Affiliate, (iv) willful misconduct or gross negligence that could reasonably be expected to result in harm to the Company or an Affiliate, (v) act of fraud or misappropriation, embezzlement or misuse of funds or property belonging to the Company or an Affiliate, (vi) conviction of, or plea of guilty or no contest to, a felony or any crime involving as a material element fraud or dishonesty, or (vii) willful breach of a fiduciary duty owed to the Company or an Affiliate.

30. **Change in Control.** In the event of a Change in Control, outstanding Options shall be treated as provided in the applicable Award Agreement or as otherwise determined by the Committee in its discretion. Such treatment may include, by way of example and not limitation, (i) cancellation of all or a portion of any Option for a cash payment in an amount equal to the number of shares of Common Stock subject to the canceled portion of the Option multiplied by the amount by which the Fair Market Value of a share of Common Stock exceeds the exercise price of the Option; (ii) conversion of all or a portion of the shares subject to the Option into other securities; (iii) removal of any or all restrictions and conditions on any Option; or (iv) giving written notice to a Participant that his or her Option will become immediately exercisable, notwithstanding any terms of the Option to the contrary, and that the Option will be canceled if not exercised within a specified period of days of such notice; provided that, where applicable, any such actions shall, to the extent reasonably practicable, be made in a manner that does not cause any Option to become subject to the requirements of section 409A of the Code

31. **Adjustments.** In the event of any change with respect to the outstanding shares of Common Stock by reason of any recapitalization, reclassification, stock dividend, extraordinary dividend, stock split, reverse stock split or other distribution with respect to the shares of Common Stock, or any merger, reorganization, consolidation, combination, spin-off, or other similar corporate change, or any other change affecting the Common Stock, the Committee shall, in the manner and to the extent it considers equitable to the Participants and consistent with the terms of the Plan, cause an adjustment to be made to (i) the number and kind of shares of Common Stock or other rights subject to then outstanding Options, (ii) the exercise price for each share subject to then outstanding Options, and (iii) any other terms of an Option that are affected by the event. Notwithstanding the foregoing, (i) any such adjustments shall (A) to the extent applicable and practicable, be made in a manner consistent with the requirements of section 424(a) of the Code, and (ii) to the extent practicable, be made in a manner that does not cause any Option to become subject to the requirements of section 409A of the Code. In addition, the Committee shall have the discretionary authority to make any of the foregoing adjustments in the event of any other material corporate transaction (including a joint venture transaction) involving the Company or any Affiliate, including by substituting a different form of award or the equity securities of an Affiliate for the Common Stock under the Plan, if in the good faith discretion of the Committee such adjustment is necessary or advisable for purposes of compliance with securities law or other regulatory requirements.

32. **Plan Administration.**

   (a) **General.** The Plan shall be administered by the Committee. All actions of the Committee shall be final, conclusive, and binding on all interested Persons. The Committee may engage attorneys, consultants, accountants, agents, and other individuals to assist in Plan administration, and the Committee, the Company, and its officers and directors shall be entitled to rely upon the advice, opinions, or valuations of any such individuals.

   (b) **Authority.** The Committee shall have full authority to interpret the terms and the intent of the Plan and any Award Agreement, to determine eligibility for Options and to adopt such rules, regulations, forms, and guidelines for administering this Plan as the Committee may deem necessary or appropriate. Such authority shall include, but not be limited to: (i) selecting the Participants to whom Options shall be granted; (ii) determining the number of shares of Common Stock to be covered by each Option and the term of each Option; (iii) determining the terms and conditions of any Option, subject to the provisions of the Plan, which terms and conditions may provide for the forfeiture of Options, the repayment of cash or shares of Common Stock or other amounts received with respect to an Option, and/or the repayment of any gains or profits on a Participant's sale of shares of Common Stock acquired under an Option under specified circumstances; (iv) interpreting and administering the Plan and any instrument or agreement entered into under the Plan; (v) establishing, amending, and rescinding rules relating to the Plan; (vi) appointing such agents as it shall deem appropriate for the proper administration of the Plan; and (vii) making any other determination and taking any other action that the Committee deems necessary or desirable for administration of the Plan in accordance with its terms.

(c) **Delegation of Authority.** The Committee may delegate the administration of the Plan (other than the selection of individuals to whom Option grants will be made and the establishment of the terms of the Options) to one or more officers or employees of the Company or an affiliate or to third-party service providers, and such administrator(s) may have the authority to execute and distribute Award Agreements, to maintain records relating to Options, to process or oversee the issuance of shares of Common Stock under the Options, to interpret and administer the terms of the Options, and to take such other actions as may be necessary or appropriate for the administration of the Plan. Any action by a delegated administrator within the scope of its authority shall be deemed for all purposes to have been taken by the Committee and references in this Plan to the Committee shall include any such administrator. The Committee shall have sole authority to determine whether to review any actions by or interpretations of a delegated administrator and, pursuant to such review, to ratify, rescind, or modify any such actions or interpretations.

33. **Amendment and Early Termination.** The Board may from time to time and in any respect, amend, modify, suspend, or terminate the Plan or modify the terms of an outstanding Option. Notwithstanding the foregoing, no change in the terms of the Plan or any outstanding Option that would materially adversely affect the economic rights of any Option then outstanding shall become effective unless the Company obtains consent of the affected Participant (or a relevant permitted transferee), except that no consent is required for any change that is made pursuant to Section 7 or is adopted to comply with a change in applicable law or to maintain the eligibility of 422 Options to continue to be treated as incentive stock options within the meaning of section 422 of the Code. The Board may condition the effectiveness of any amendment on the receipt of shareholder approval at such time and in such manner as it may consider necessary to comply with, or to avail the Company and/or Plan Participants of the benefits of, any securities, tax, corporate, or other applicable law or any market listing or other administrative or regulatory requirement.

34. **Miscellaneous Provisions.**

(a) **No Right to Options; No Right to Employment.** No Person shall have any claim or right to receive an Option hereunder. Nothing contained in the Plan or any Award Agreement shall confer upon any Participant any right with respect to the continuation of his or her employment by the Company or an Affiliate or interfere in any way with the right of the Company or an Affiliate at any time to terminate such employment.

(b) **Other Benefit Plans.** No payment with respect to any Options under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance, or other benefit plan of the Company or an Affiliate, except as otherwise specifically provided in such other plan.

(c) **Withholding.** The Committee shall have the right to require any Participant to remit to the Company in cash an amount sufficient to satisfy any federal, state, and local withholding tax requirements attributable to an Option. Alternatively, the Company or relevant Affiliate shall have the right to withhold from any payment required to be made in settlement of an Option an amount sufficient to satisfy such federal, state, and local withholding tax requirements. The Committee may, in its discretion, allow a Participant to satisfy, in full or in part, the Participant's obligations under this Section in connection with exercising an Option to satisfy by (i) tendering to the Company (including by attestation) a number of shares of Common Stock having a Fair Market Value as of the tender date (as determined by the Committee) or (ii) directing the Company to withhold and retain a portion of the shares of Common Stock exercised (valued at Fair Market Value as of the exercise date).

(d) **Section 409A.** It is intended that this Plan will comply with section 409A of the Code and the interpretive guidance thereunder ("Section 409A"), including, to the maximum extent applicable, the exceptions from application of the requirements under Section 409A, and this Plan shall be administered accordingly and interpreted and construed consistent with such intent. To the extent that any provision of this Plan would fail to comply with the applicable requirements of Section 409A, the Company may, in its sole and absolute discretion and without requiring any Participant's consent, make such modifications to the Plan or an Award Agreement and/or payments to be made thereunder to the extent it determines necessary or advisable to comply with the requirements of Section 409A. Nothing in this Plan shall be construed as a guarantee of any particular tax effect for Participants in the Plan, and the Company does not guarantee that any compensation or benefits provided pursuant to the Plan will satisfy the provisions of Section 409A.

(e) **Severability.** Any determination by a court of competent jurisdiction or relevant governmental authority that any provision or part of a provision in this Plan is unlawful or invalid shall not serve to invalidate any portion of this Plan not found to be unlawful or invalid, and any provision or part of a provision found to be unlawful or invalid shall be construed in a manner that will give effect to the terms of such provision or part of a provision to the fullest extent possible while remaining lawful and valid.

(f) **Governing Law.** The Plan shall be construed and administered in accordance with the laws of state of Delaware without regard to its conflict of law principles.

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

35. Effective Date and Term of Plan. The effective date of the Plan is the Effective Grant Date as specified in this Agreement and only upon the satisfaction of the Conditions Precedent specified in Section 4 of this Agreement and after the Plan was adopted by the Board or approved by the shareholders of the Company. The Plan shall terminate in accordance with the terms and conditions of this Agreement, Award Agreement and the Plan.

[SIGNATURE PAGE FOLLOWS]

Be Belong Group Corp

_____

By: _____

EXHIBIT B

FORM OF STOCK OPTION AGREEMENT

<u>EQUITY INCENTIVE PLAN</u>

<u>BE BELONG GROUP CORP</u>

<u>NOTICE OF STOCK OPTION GRANT</u>

[Optionee Name]
[Optionee Address]

You have been granted an option to purchase Common Stock of Be Belong Group Corp, a Delaware corporation (the "<u>Company</u>"), as follows:

Date of Grant:	[_____]
Exercise Price Per Share / Percentage:	USD$0.20
Total Number of Shares / Percentage:	[_____]
Total Exercise Price:	USD$_____
Type of Option:	_____ Shares Incentive Stock Option
	_____ Shares Non-statutory Stock Option
Conditional Grant of Options:	This option grant is conditional and shall become effective only upon completion of a Qualified Capital Raise resulting in a company valuation of at least fifty million dollars ($50,000,000) (the "Qualified Capital Raise"). Prior to such event, no rights to actual shares exist. Upon completion of the Qualified Capital Raise, the Total Number of Shares subject to this Option shall be calculated based on the company's fully diluted share capital, with an Exercise Price of $0.20 per share. The specific number of shares granted shall be determined in accordance with Section 18 of the Plan at the time the Qualified Capital Raise is completed.
Expiration Date:	According to Stock Option Agreement and Plan.
Vesting Commencement Date:	Upon satisfaction of all conditions specified in section 4 of the Equity Incentive Plan and completion of a capital raise resulting in a company valuation of at least fifty million dollars ($50,000,000).
Vesting/Exercise Schedule:	So long as your Continuous Service Status does not terminate (and provided that no vesting shall occur following the Termination Date (as defined in Section 5 of the Stock Option Agreement) unless otherwise determined by the Company in its sole discretion), the Shares

underlying this Option shall vest and become exercisable in accordance with the following schedule: Twenty-five percent (25%) of the Total Number of Shares shall vest and become exercisable on the 12-month anniversary of the Vesting Commencement Date, and thereafter, the remaining Shares shall vest in equal annual installments of twenty-five percent (25%) of the Total Number of Shares on each subsequent yearly anniversary of the Vesting Commencement Date, such that one hundred percent (100%) of the Shares will be fully vested and exercisable on the fourth (4th) anniversary of the Vesting Commencement Date.

Termination Period: You may exercise this Option for 3 months after the Termination Date except as set out in Section 5 of the Stock Option Agreement (but in no event later than the Expiration Date). You are responsible for keeping track of these exercise periods following the Termination Date. The Company will not provide further notice of such periods.

Transferability: You may not transfer this Option except as set forth in Section 6 of the Stock Option Agreement (subject to compliance with Applicable Laws). You must obtain Company approval prior to any transfer of the Shares received upon exercise of this Option.

Signature Page Follows

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

By your signature and the signature of the Company's representative or by otherwise accepting or exercising this Option, you and the Company agree that this Option is granted under and governed by the terms and conditions of this Notice and the Be Belong Group Corp Inventive Plan and Stock Option Agreement, both of which are attached to and made a part of this Notice.

In addition, you agree and acknowledge that your rights to any Shares underlying this Option will vest only as you provide services to the Company over time, that the grant of this Option is not as consideration for services you rendered to the Company prior to your date of hire, and that nothing in this Notice or the attached documents confers upon you any right to continue your employment or consulting relationship with the Company for any period of time, nor does it interfere in any way with your right or the Company's right to terminate that relationship at any time, for any reason, with or without cause, subject to Applicable Laws. Also, to the extent applicable, the Exercise Price Per Share has been set in good faith compliance with the applicable guidance issued by the IRS under Section 409A of the Code. However, there is no guarantee that the IRS will agree with the valuation, and by signing below, you agree and acknowledge that the Company, its Board, officers, employees, agents and stockholders shall not be held liable for any applicable costs, taxes, or penalties associated with this Option if, in fact, the IRS or any other person (including, without limitation, a successor corporation or an acquirer in a Change of Control) were to determine that this Option constitutes deferred compensation under Section 409A of the Code. You should consult with your own tax advisor concerning the tax consequences of such a determination by the IRS. For purposes of this paragraph, the term "Company" will be interpreted to include any Parent, Subsidiary or Affiliate.

THE COMPANY:

BE BELONG GROUP CORP

By:_____
               (Signature)

Name:_____
Title :_____

OPTIONEE:

_____
(PRINT NAME)

_____
(Signature)

Address:

_____
_____
_____

-3-

EQUITY INCENTIVE PLAN

BE BELONG GROUP CORP

STOCK OPTION AGREEMENT

1. **Grant of Option.**   Be Belong Group Corp, a Delaware corporation (the "Company"), hereby grants to the person ("Optionee") named in the Notice of Stock Option Grant (the "Notice"), an option (the "Option") to purchase the total number of shares of Common Stock (the "Shares") set forth in the Notice, at the exercise price per Share set forth in the Notice (the "Exercise Price") subject to the terms, definitions and provisions of the Be Belong Group Corp EQUITY INCENTIVE PLAN (the "Plan") adopted by the Company, which is incorporated in the Plan incorporated by the Company and in this Stock Option Agreement (this "Agreement") by reference. Unless otherwise defined in this Agreement, the terms used in this Agreement or the Notice shall have the meanings defined in the Plan.

2. **Designation of Option.** This Option is intended to be an Incentive Stock Option as defined in Section 422 of the Code only to the extent so designated in the Notice, and to the extent it is not so designated or to the extent this Option does not qualify as an Incentive Stock Option, it is intended to be a Nonstatutory Stock Option.

Notwithstanding the above, if designated as an Incentive Stock Option, and subject to the satisfaction of Conditional Grant of Option as defined in the Plan and at the event that the Shares subject to this Option (and all other incentive stock options granted to Optionee by the Company or any Parent or Subsidiary, including under other plans) that first become exercisable in any calendar year have an aggregate fair market value (determined for each Share as of the date of grant of the option covering such Share) in excess of USD$100,000, the Shares in excess of USD$100,000 shall be treated as subject to a Nonstatutory stock option, in accordance with Section 5(c) of the Plan.

3. **Exercise of Option.** This Option shall be exercisable during its term in accordance with the Vesting/Exercise Schedule set out in the Notice, with the provisions of Section 7(c) of the Plan, and as follows:

      (a)   **Right to Exercise.**

      (i)   This Option may not be exercised before full satisfaction of all Conditional Grant of Option and only upon completion of the Company capital raise.

      (ii)   In the event of Optionee's death, Disability or other termination of Continuous Service Status, the exercisability of this Option is governed by Section 5 below, subject to the limitations contained in this Section 3.

      (iii)   In no event may this Option be exercised after the Expiration Date set forth in the Notice and/or in the Plan.

(b)   **Method of Exercise.**

(i)   This Option shall be exercisable by execution and delivery of the Exercise Agreement attached hereto as <u>Exhibit A</u> or of any other form of written notice approved for such purpose by the Company which shall state Optionee's election to exercise this Option, the number of Shares in respect of which this Option is being exercised, and such other representations and agreements as to the holder's investment intent with respect to such Shares as may be required by the Company pursuant to the provisions of the Plan. Such written notice shall be signed by Optionee and shall be delivered to the Company by such means as are determined by the Company in its discretion to constitute adequate delivery. The written notice shall be accompanied by payment of the aggregate Exercise Price for the purchased Shares.

(ii)   As a condition to the grant, vesting and exercise of this Option and as further set forth in Section 9 of the Plan, Optionee hereby agrees to make adequate provision for the satisfaction of (and will indemnify the Company and any Subsidiary or Affiliate for) any applicable taxes or tax withholdings, social contributions, required deductions, or other payments, if any ("<u>Tax-Related Items</u>"), which arise upon the grant, vesting or exercise of this Option, ownership or disposition of Shares, receipt of dividends, if any, or otherwise in connection with this Option or the Shares, whether by withholding, direct payment to the Company, or otherwise as determined by the Company in its sole discretion. Regardless of any action the Company or any Subsidiary or Affiliate takes with respect to any or all applicable Tax-Related Items, Optionee acknowledges and agrees that the ultimate liability for all Tax-Related Items is and remains Optionee's responsibility and may exceed any amount actually withheld by the Company or any Subsidiary or Affiliate. Optionee further acknowledges and agrees that Optionee is solely responsible for filing all relevant documentation that may be required in relation to this Option or any Tax-Related Items (other than filings or documentation that is the specific obligation of the Company or any Subsidiary or Affiliate pursuant to Applicable Laws), such as but not limited to personal income tax returns or reporting statements in relation to the grant, vesting or exercise of this Option, the holding of Shares or any bank or brokerage account, the subsequent sale of Shares, and the receipt of any dividends. Optionee further acknowledges that the Company makes no representations or undertakings regarding the treatment of any Tax-Related Items and does not commit to and is under no obligation to structure the terms or any aspect of the Option to reduce or eliminate Optionee's liability for Tax-Related Items or achieve any particular tax result. Optionee also understands that Applicable Laws may require varying Share or option valuation methods for purposes of calculating Tax-Related Items, and the Company assumes no responsibility or liability in relation to any such valuation or for any calculation or reporting of income or Tax-Related Items that may be required of Optionee under Applicable Laws. Further, if Optionee has become subject to Tax-Related Items in more than one jurisdiction, Optionee acknowledges that the Company or any Subsidiary or Affiliate may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

(iii)   The Company is not obligated, and will have no liability for any tax related to the issuance of the Option and/or any failure, to issue or deliver any Shares upon exercise of this Option unless such issuance or delivery would comply with the Applicable Laws, with such compliance determined by the Company in consultation with its legal counsel. Furthermore, Optionee understands that the Applicable Laws of the country in which Optionee is residing or working at the time of grant, vesting, and/or exercise of this Option (including any rules or regulations governing securities, foreign exchange, tax, labor or other matters) may restrict or prevent exercise of this Option. This Option may not be exercised until such time as the Plan has been approved by the holders of capital stock of the Company, or if the issuance of such Shares upon such exercise or the method of payment of consideration for such Shares would constitute a violation of any Applicable Laws, including any applicable U.S. federal or state securities laws or any other law or regulation, including any rule under Part 221 of Title 12 of the Code of Federal Regulations as promulgated by the Federal Reserve Board. As a condition to the exercise of this Option, the Company may require Optionee to make any representation and warranty to the Company as may be required by the Applicable Laws. Assuming such compliance, for income tax purposes the Shares shall be considered transferred to Optionee on the date on which this Option is exercised with respect to such Shares, subject to Applicable Laws.

(iv) Subject to full compliance with Applicable Laws, this Option shall be deemed to be exercised only after the Effective Grant Date and receipt by the Company of the appropriate written notice of exercise accompanied by the Exercise Price and the satisfaction of any applicable obligations described in Section 3(b)(ii) above.

4. **Method of Payment.** Unless otherwise specified by the Company in its sole discretion to comply with Applicable Laws or facilitate the administration of the Plan, payment of the Exercise Price shall be by cash or check or, following the Effective Grant Date and/or initial public offering of the Company's Common Stock, by Cashless Exercise pursuant to which the Optionee delivers an irrevocable direction to a securities broker (on a form prescribed by the Company and according to a procedure established by the Company).

Optionee understands and agrees that, if required by the Company or Applicable Laws, any cross-border cash remittance made to exercise this Option or transfer proceeds received upon the sale of Shares must be made through a locally authorized financial institution or registered foreign exchange agency and may require Optionee to provide to such entity certain information regarding the transaction. Moreover, Optionee understands and agrees that the future value of the underlying Shares is unknown and cannot be predicted with certainty and may decrease in value, even below the Exercise Price. Optionee understands that neither the Company nor any Subsidiary or Affiliate is responsible for any foreign exchange fluctuation between local currency and the United States Dollar or the selection by the Company or any Subsidiary or Affiliate in its sole discretion of an applicable foreign currency exchange rate that may affect the value of the Option (or the calculation of income or Tax-Related Items thereunder).

5. **Termination of Relationship.** Following the date of termination of Optionee's Continuous Service Status for any reason (the "Termination Date"), Optionee may exercise this Option only as set forth in the Notice and this Section 5. If Optionee does not exercise this Option within the Termination Period set forth in the Notice or the termination periods set forth below, this Option shall terminate in its entirety. In no event may any Option be exercised after the Expiration Date of this Option as set forth in the Notice. For the avoidance of doubt and for purposes of this Option only, termination of Continuous Service Status and the Termination Date will be deemed to occur as of the date Optionee is no longer actively providing services as an Employee or Consultant (except, in certain circumstances, to the extent Optionee is on a Company-approved leave of absence and subject to any Company policy or Applicable Laws regarding such leaves) and will not be extended by any notice period or "garden leave" that may be required

contractually or under Applicable Laws, unless otherwise determined by the Company in its sole discretion.

(a) **General Termination.** In the event of termination of Optionee's Continuous Service Status for the Company other than as a result of Optionee's Disability or death or Optionee's termination for Cause, Optionee may, to the extent Optionee is vested in the Optioned Stock, exercise this Option during the Termination Period set forth in the Notice.

(b) **Termination upon Disability of Optionee.** In the event of termination of Optionee's Continuous Service Status as a result of Optionee's Disability, Optionee may, but only within 12 months following the Termination Date, exercise this Option to the extent Optionee is vested in the Optioned Stock.

(c) **Death of Optionee.** In the event of termination of Optionee's Continuous Service Status as a result of Optionee's death, or in the event of Optionee's death within 3 months following Optionee's Termination Date, this Option may be exercised at any time within 12 month(s) following the Termination Date, or if later, 12 months following the date of death by any beneficiaries designated in accordance with Section 16 of the Plan or, if there are no such beneficiaries, by the Optionee's estate, or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent Optionee is vested in the Optioned Stock.

(d) **Termination for Cause.** In the event of termination of Optionee's Continuous Service Status for Cause, this Option (including any vested portion thereof) shall immediately terminate in its entirety upon first notification to Optionee of such termination for Cause. If Optionee's Continuous Service Status is suspended pending an investigation of whether Optionee's Continuous Service Status will be terminated for Cause, all Optionee's rights under this Option, including the right to exercise this Option, shall be suspended during the investigation period.

6. **Non-Transferability of Option.** This Option may not be transferred in any manner otherwise than by will or by the laws of descent or distribution and may be exercised during the lifetime of Optionee only by him or her. The terms of this Option shall be binding upon the executors, administrators, heirs, successors and assigns of Optionee.

7. Rights as an Owner. An Optionee, a Successor of the Optionee, shall have no rights as the owner of the Shares covered thereby (including rights as a stockholder, if applicable) until, in the case of an Optionee, the Effective Grant Date and the issuance of a certificate for such Shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property), distributions or other rights for which the record date is prior to the Effective Grant Date.

8. **Lock-Up Agreement.** If so requested by the Company or the underwriters in connection with the initial public offering of the Company's securities registered under the Securities Act of 1933, as amended, Optionee shall not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company however or whenever acquired (except for those being registered) without the prior written consent of the Company or such underwriters, as the case may be, for 180 days from the effective date of the

registration statement, and Optionee shall execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of such offering.

9. **Effect of Agreement.** Optionee acknowledges receipt of a copy of the Plan and represents that he or she is familiar with the terms and provisions thereof (and has had an opportunity to consult counsel regarding the Option terms), and hereby accepts this Option and agrees to be bound by its contractual terms as set forth herein and in the Plan. Optionee hereby agrees to accept as binding, conclusive and final all decisions and interpretations of the Administrator regarding any questions relating to this Option. In the event of a conflict between the terms and provisions of the Plan and the terms and provisions of the Notice and this Agreement, the Plan terms and provisions shall prevail.

10. **Impositiof Other Requirements.** The Company reserves the right, without Optionee's consent, to cancel or forfeit outstanding grants or impose other requirements on Optionee's participation in the Plan, on this Option and the Shares subject to this Option and on any other Award or Shares acquired under the Plan, to the extent the Company determines it is necessary or advisable in order to comply with Applicable Laws or facilitate the administration of the Plan. Optionee agrees to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing. Furthermore, Optionee acknowledges that the Applicable Laws of the country in which Optionee is residing or working at the time of grant, holding, vesting, and exercise of the Option or the holding or sale of Shares received pursuant to the Option (including any rules or regulations governing securities, foreign exchange, tax, labor, or other matters) may subject Optionee to additional procedural or regulatory requirements that Optionee is and will be solely responsible for and must fulfill. If applicable, such requirements may be outlined in but are not limited to the Country-Specific Addendum (the "Addendum") attached hereto, which forms part of this Agreement. Notwithstanding any provision herein, Optionee's participation in the Plan shall be subject to any applicable special terms and conditions or disclosures as set forth in the Addendum. The Optionee also understands and agrees that if the Optionee works, resides, moves to, or otherwise is or becomes subject to Applicable Laws or Company policies of another jurisdiction at any time, certain country-specific notices, disclaimers and/or terms and conditions may apply to him as from the date of grant, unless otherwise determined by the Company in its sole discretion.

11. **Electronic Delivery and Translation.** The Company may, in its sole discretion, decide to deliver any documents related to Optionee's current or future participation in the Plan, this Option, the Shares subject to this Option, any other Company Securities or any other Company-related documents, by electronic means. By accepting this Option, whether electronically or otherwise, Optionee hereby (i) consents to receive such documents by electronic means, (ii) consents to the use of electronic signatures, and (iii) if applicable, agrees to participate in the Plan and/or receive any such documents through an on-line or electronic system established and maintained by the Company or a third party designated by the Company, including but not limited to the use of electronic signatures or click-through electronic acceptance of terms and conditions. To the extent Optionee has been provided with a copy of this Agreement, the Plan, or any other documents relating to this Option in a language other than English, the English language documents will prevail in case of any ambiguities or divergences as a result of translation.

12.   **No Acquired Rights or Employment Rights**. In accepting the Option, Optionee acknowledges that the Plan is established voluntarily by the Company, is discretionary in nature, and may be modified, amended, suspended or terminated by the Company at any time. The grant of the Option is voluntary and occasional and does not create any contractual or other right to receive future grants of Options, other Awards or benefits in lieu of Options, even if Options have been granted repeatedly in the past, and all decisions with respect to future grants of Options or other Awards, if any, will be at the sole discretion of the Company. In addition, Optionee's participation in the Plan is voluntary, and the Option and the Shares subject to the Option are extraordinary items that do not constitute regular compensation for services rendered to the Company or any Subsidiary or Affiliate and are outside the scope of Optionee's employment contract, if any. The Option and the Shares subject to the Option are not intended to replace any pension rights or compensation and are not part of normal or expected salary or compensation for any purpose, including but not limited to calculating severance payments, if any, upon termination.

Nothing contained in this Agreement is intended to constitute or create a contract of employment, nor shall it constitute or create the right to remain associated with or in the employ of the Company or any Subsidiary or Affiliate for any particular period of time. This Agreement shall not interfere in any way with the right of the Company or any Subsidiary or Affiliate to terminate Optionee's employment or service at any time, subject to Applicable Laws.

13.   **Data Privacy**. *Optionee hereby explicitly and unambiguously consents to the collection, use and transfer, whether in electronic or other form, of Optionee's Personal Data (as described below) by and among, as applicable, the Company and any Subsidiary or Affiliate or third parties as may be selected by the Company for the exclusive purpose of implementing, administering, and managing Optionee's participation in the Plan. Optionee understands that refusal or withdrawal of consent will affect Optionee's ability to participate in the Plan; without providing consent, Optionee will not be able to participate in the Plan or realize benefits (if any) from the Option.*

Optionee understands that the Company and any Subsidiary or Affiliate or designated third parties may hold personal information about Optionee, including, but not limited to, Optionee's name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company or any Subsidiary or Affiliate, details of all Options or any other entitlement to Shares awarded, canceled, exercised, vested, unvested or outstanding in Optionee's favor ("Personal Data"). Optionee understands that Personal Data may be transferred to any Subsidiary or Affiliate or third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in the United States, Optionee's country, or elsewhere, and that the recipient's country may have different data privacy laws and protections than Optionee's country. In particular, the Company may transfer Personal Data to the broker or stock plan administrator assisting with the Plan, to its legal counsel and tax/accounting advisor, and to the Subsidiary or Affiliate that is your employer and its payroll provider.

14. **Miscellaneous.**

(a) **Governing Law.** The validity, interpretation, construction and performance of this Agreement, and and any dispute arising out of, relating to, or in connection with this Agreement, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) **WAIVER OF JURY TRIAL**. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

(c) **Arbitration Clause**. If any controversy or dispute shall arise between the parties hereto in connection with, arising from, or in respect to this Agreement or the Option or Stock, any provision hereof, or any provision of any instrument, document, agreement, certification or other writing delivered pursuant hereto, or with respect to the validity of this Agreement or any such document, agreement, certification or other writing, and if such controversy or dispute shall not be resolved within thirty (30) days after the same shall arise, then such dispute or controversy shall be submitted for arbitration before the American Arbitration Association in accordance with its commercial arbitration rules then in effect. The arbitration hearings shall take place in Delaware. Any such dispute or controversy shall be determined by one (1) arbitrator. Such arbitrator may award any relief which such arbitrator shall deem proper in the circumstances, without regard to the relief which would otherwise be available to either party hereto in a court of law or equity, including, without limitation, an award of money damages (including interest on unpaid amounts, calculated from the due date of any such amount, at a rate per annum determined by said arbitrator), specific performance and injunctive relief. The arbitrator is hereby empowered, based on such arbitrator's evaluation of the merits and good faith of each party's positions and conduct, to direct one party to pay the entire fees of the arbitrator, or to allocate such fees in any manner deemed appropriate by the arbitrator. The award and findings of such arbitrator shall be conclusive and binding upon the parties thereto, and judgment upon such award may be entered in any court of competent jurisdiction. Any party against whom an arbitrator's award shall be issued shall not, in any manner, oppose or defend against any suit to confirm such award, or any enforcement proceedings brought against such party, whether within or outside of the United States of America, with respect to any judgment entered upon the award, and such party hereby consents to the entry of a judgment against such party, in the full amount thereof, or other relief granted therein, in any jurisdiction in which such enforcement is sought. The parties hereto hereby consent to the jurisdiction of any applicable state or federal court of general jurisdiction in the State of Delaware and each irrevocably submits to the jurisdiction of such courts and waives any objection it may have to either the jurisdiction or venue of such court.

(a) **Entire Agreement.** This Agreement, together with the Notice to which this Agreement is attached and the Plan, sets forth the entire agreement and understanding of the parties relating to the subject matter herein and therein and supersedes all prior or contemporaneous discussions, understandings and agreements, whether oral or written, between the parties related to the subject matter hereof.

(b) **Amendments and Waivers.** Except as contemplated under the Plan, no modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement. No delay or failure to require performance of any provision of this Agreement shall constitute a waiver of that provision as to that or any other instance.

(c) **Successors and Assigns.** Except as otherwise provided in this Agreement, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives. The Company may assign any of its rights and obligations under this Agreement. No other party to this Agreement may assign, whether voluntarily or by operation of law, any of its rights and obligations under this Agreement, except with the prior written consent of the Company.

(d) **Notices.** Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed sufficient when delivered personally or by overnight courier or sent by email, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address as set forth on the signature page, as subsequently modified by written notice, or if no address is specified on the signature page, at the most recent address set forth in the Company's books and records.

(e) **Severability.** If one or more provisions of this Agreement are held to be unenforceable under Applicable Laws, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted   as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(f) **Construction.** This Agreement is the result of negotiations between and has been reviewed by each of the parties hereto and their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto.

(g) ***Counterparts.*** This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and all of which together shall constitute one and the same agreement.

Signatures to Follow

The parties have executed this Stock Option Agreement as of the date set forth below.

THE COMPANY:
Be Belong Group Corp

By: _____
(Signature)
Name: _____

Title: _____

Address: _____

_____

_____

Date: _____

OPTIONEE:

_____

(PRINT NAME)

_____

(Signature)

Address: _____

_____

Email: _____

Date: _____

Country-Specific Addendum

This Addendum includes additional country-specific notices, disclaimers, and/or terms and conditions that apply to individuals who are working or residing in the countries listed below and that may be material to Optionee's participation in the Plan. Such notices, disclaimers, and/or terms and conditions may also apply, as from the date of grant, if the Optionee moves to or otherwise is or becomes subject to the Applicable Laws or Company policies of the country listed. However, because foreign exchange regulations and other local laws are subject to frequent change, Optionee is advised to seek advice from his or her own personal legal and tax advisor prior to accepting or exercising an Option or holding or selling Shares acquired under the Plan. The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding Optionee's acceptance of the Option or participation in the Plan. Unless otherwise noted below, capitalized terms shall have the same meaning assigned to them under the Plan, the Notice of Stock Option Grant and the Stock Option Agreement. This Addendum forms part of the Stock Option Agreement and should be read in conjunction with the Stock Option Agreement and the Plan.

Securities Law Notice: Unless otherwise noted, neither the Company nor the Shares are registered with any local stock exchange or under the control of any local securities regulator outside the United States. The Stock Option Agreement (of which this Addendum is a part), the Notice of Stock Option Grant, the Plan, and any other communications or materials that you may receive regarding participation in the Plan do not constitute advertising or an offering of securities outside the United States, and the issuance of securities described in any Plan-related documents is not intended for public offering or circulation in your jurisdiction

EXHIBIT C

FORM OF EXERCISE AGREEMENT

EXHIBIT A

BE BELONG GROUP CORP

EQUITY INCENTIVE PLAN

EXERCISE AGREEMENT

This Exercise Agreement (this "Agreement") is made as of [_____], by and between Be Belong Group Corp a Delaware corporation (the "Company"), and [_____[("Purchaser"). To the extent any capitalized terms used in this Agreement are not defined, they shall have the meaning ascribed to them in the Company's Equity Incentive Plan (the "Plan") and the Option Agreement (as defined below).

1.   **Exercise of Option.** Exercise of Option. Subject to completion of the Qualified Capital Raise and establishment of the Option Pool, Purchaser hereby elects to exercise their right to purchase shares of the Company's fully diluted share capital, calculated according to Section 18 of the Plan. The actual number of shares and exercise price shall be determined based on the post-financing capitalization table and communicated to Purchaser in writing within 10 business days of the Effective Grant Date.

2.   **Time and Place of Exercise.** The purchase and sale of the Shares under this Agreement shall occur at the principal office of the Company simultaneously with the execution and delivery of this Agreement, the payment of the aggregate exercise price by any method listed in Section 4 of the Option Agreement, and the satisfaction of any applicable tax, withholding, required deductions or other payments, all in accordance with the provisions of Section 3(b) of the Option Agreement. The Company shall issue the Shares to Purchaser by entering such Shares in Purchaser's name as of such date in the books and records of the Company or, if applicable, a duly authorized transfer agent of the Company, against payment of the exercise price therefor by Purchaser. The Company will deliver to Purchaser a stock certificate or, upon request in the case of uncertificated securities, a notice of issuance, for the Shares as soon as practicable following such date.

3.   **Limitations on Transfer.** Purchaser acknowledges and agrees that the Shares purchased under this Agreement are subject to (i) the conditions set forth in section 4 of the Plan and transfer restrictions set forth in Section 19 of the Plan, (ii) the terms and conditions that apply to the Company's Common Stock, as set forth in the Company's Bylaws, including (without limitation) certain transfer restrictions set forth in Section 8.9 of the Company's Bylaws, as may be in effect at the time of any proposed transfer (the "Bylaw Provisions"), and (iii) any other limitation or restriction on transfer created by Applicable Laws. Purchaser shall not assign, encumber or dispose of any interest in the Shares except to the extent permitted by, and in compliance with, Section 19 of the Plan, the Bylaw Provisions, Applicable Laws, and the provisions below.

(a)   **Transfer Restrictions; Right of First Refusal.** Before any Shares held by Purchaser or any transferee of Purchaser (either being sometimes referred to herein as the "Holder") may be sold or otherwise transferred (including transfer by gift or operation of law), the Company shall first, to the extent the Company's approval is required by the Plan or any applicable Bylaw Provisions, have the right to approve such sale or transfer, in full or in part, and shall then have the right to purchase all or any part of the Shares proposed to be sold or transferred, in each case, in its sole and absolute discretion (the "Right of First Refusal"). If the Holder would like to sell or transfer any Shares, the Holder must provide the Company or its assignee(s) with a Notice (as defined below) requesting approval to sell or transfer the Shares and offering the Company or its assignee(s) a Right of First Refusal on the same terms and conditions set forth in this Section 3(a). The Company may either (1) exercise its Right of First Refusal in full or in part and purchase such Shares pursuant to this Section 3(a), (2) decline to exercise its Right of First Refusal in full or in part and permit the transfer of such Shares to the Proposed Transferee (as defined below) in full or in part or (3) decline to exercise its Right of First Refusal in full or in part and, to the extent the Company's approval is required by the Plan or any applicable Bylaw Provisions, decline the request to sell or transfer the Shares in full or in part.

(i) **Notice of Proposed Transfer.** The Holder of the Shares shall deliver to the Company a written notice (the "Notice") stating: (A) the Holder's intention to sell or otherwise transfer such Shares; (B) the name of each proposed purchaser or other transferee ("Proposed Transferee"); (C) the number of Shares to be sold or transferred to each Proposed Transferee; (D) the terms and conditions of each proposed sale or transfer, including (without limitation) the purchase price for such Shares (the "Purchase Price"); and (E) the Holder's offer to the Company or its assignee(s) to purchase the Shares at the Purchase Price and upon the same terms (or terms that are no less favorable to the Company).

(ii) **Exercise of Right of First Refusal.** At any time within 30 days after receipt of the Notice, the Company and/or its assignee(s) shall deliver a written notice to the Holder indicating whether the Company and/or its assignee(s) elect to permit or reject the proposed sale or transfer, in full or in part, and/or elect to accept or decline the offer to purchase any or all of the Shares proposed to be sold or transferred to any one or more of the Proposed Transferees, at the Purchase Price, provided that if the Purchase Price consists of no legal consideration (as, for example, in the case of a transfer by gift), the purchase price will be the fair market value of the Shares as determined in good faith by the Company. If the Purchase Price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Company in good faith.

(iii) **Payment.** Payment of the Purchase Price shall be made, at the election of the Company or its assignee(s), in cash (by check), by cancellation of all or a portion of any outstanding indebtedness, or by any combination thereof within 60 days after receipt of the Notice or in the manner and at the times set forth in the Notice.

(iv) **Holder's Right to Transfer.** If any of the Shares proposed in the Notice to be sold or transferred to a given Proposed Transferee are both (A) not purchased by the Company and/or its assignee(s) as provided in this Section 3(a) and (B) approved by the Company to be sold or transferred, then the Holder may sell or otherwise transfer any such Shares to the applicable Proposed Transferee at the Purchase Price or at a higher price, provided that such sale or other transfer is consummated within 120 days after the date of the Notice; provided that any such sale or other transfer is also effected in accordance with the Bylaw Provisions, the transfer restrictions set forth in the Plan and any Applicable Laws and the Proposed Transferee agrees in writing that the Plan, the Bylaw Provisions and the provisions of the Option Agreement and this Agreement, including this Section 3 and the waiver of statutory information rights in Section 8 shall continue to apply to the Shares in the hands of such Proposed Transferee. The Company, in consultation with its legal counsel, may require the Holder to provide an opinion of counsel evidencing compliance with Applicable Laws. If the Shares described in the Notice are not transferred to the Proposed Transferee within such period, or if the Holder proposes to change the price or other terms to make them more favorable to the Proposed Transferee, a new Notice shall be given to the Company, and the Company and/or its assignees shall again have the right to approve such transfer and be offered the Right of First Refusal.

(v) **Exception for Certain Family Transfers.** Anything to the contrary contained in this Section 3(a) notwithstanding, the transfer of any or all of the Shares during Holder's lifetime or on Holder's death by will or intestacy to Holder's Immediate Family or a trust for the benefit of Holder or Holder's Immediate Family shall be exempt from the provisions of this Section 3(a). "Immediate Family" as used herein shall mean lineal descendant or antecedent, spouse (or spouse's antecedents), father, mother, brother or sister (or their descendants), stepchild (or their antecedents or descendants), aunt or uncle (or their antecedents or descendants), brother-in-law or sister-in-law (or their antecedents or descendants) and shall include adoptive relationships, or any person sharing Holder's household (other than a tenant or an employee). In such case, the transferee or other recipient shall receive and hold the Shares so transferred subject to the provisions of the Plan, the Bylaw Provisions and the provisions of the Option Agreement and this Agreement, including this Section 3 and Section 8, and there shall be no further transfer of such Shares except in accordance with the terms of this Section 3, the Plan, and the Bylaw Provisions.

(b) **Company's Right to Purchase upon Involuntary Transfer.** In the event of any transfer by operation of law or other involuntary transfer (including death or divorce, but excluding a transfer to Immediate Family as set forth in Section 3(a)(v) above) of all or a portion of the Shares by the record holder thereof, the Company shall have an option to purchase any or all of the Shares transferred at the Fair Market Value of the Shares on the date of transfer (as determined by the Company in its sole discretion). Upon such a transfer, the Holder shall promptly notify the Secretary of the Company of such transfer. The right to purchase such Shares shall be provided to the Company for a period of 30 days following receipt by the Company of written notice from the Holder. Any other unapproved transfer shall be deemed void.

(c) **Assignment.** The right of the Company to purchase any part of the Shares may be assigned in whole or in part to any holder or holders of capital stock of the Company or other persons or organizations.

(d) **Restrictions Binding on Transferees.** All transferees of Shares or any interest therein will receive and hold such Shares or interest subject to the Plan, the Bylaw Provisions, the provisions of the Option Agreement and this Agreement, including, without limitation, Sections 3 and 8 of this Agreement, Section 7 of the Option Agreement and Section 4 and 19 of the Plan. Any sale or transfer of the Shares shall be void unless the provisions of this Agreement are satisfied.

(e) **Termination of Rights.** The transfer restrictions set forth in Section 3(a) above and Section 4 and 19 of the Plan, the Right of First Refusal granted the Company by Section 3(a) above and the right to repurchase the Shares in the event of an involuntary transfer granted the Company by Section 3(b) above shall terminate upon (i) the first sale of Common Stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act") (other than a registration statement relating solely to the issuance of Common Stock pursuant to a business combination or an employee incentive or benefit plan) or (ii) any transfer or conversion of Shares made

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

pursuant to a statutory merger or statutory consolidation of the Company with or into another corporation or corporations if the common stock of the surviving corporation or any direct or indirect parent corporation thereof is registered under the Exchange Act. Upon termination of such transfer restrictions, the Company will remove any stop-transfer notices referred to in Section 6(b) below and related to the restrictions in this Section 3 and a new stock certificate or, in the case of uncertificated securities, notice of issuance, for the Shares not repurchased shall be issued, on request, without the legend referred to in Section 6(a)(ii) below and delivered to Holder.

(f) **Lock-Up Agreement.** The lock-up provisions set forth in Section 8 of the Option Agreement shall apply to the Shares issued upon exercise of the Option hereunder and Purchaser reaffirms Purchaser's obligations set forth therein.

4. **Investment and Taxation Representations.** In connection with the purchase of the Shares, Purchaser represents to the Company the following:

(a) Purchaser is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Shares. Purchaser is purchasing the Shares for investment for Purchaser's own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act or under any applicable provision of state law. Purchaser does not have any present intention to transfer the Shares to any other person or entity.

(b) Purchaser understands that the Shares have not been registered under the Securities Act by reason of a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Purchaser's investment intent as expressed herein.

(c) Purchaser further acknowledges and understands that the securities must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Purchaser further acknowledges and understands that the Company is under no obligation to register the securities.

(d) Purchaser is familiar with the provisions of Rule 144, promulgated under the Securities Act, which, in substance, permits limited public resale of "restricted securities" acquired, directly or indirectly, from the issuer of the securities (or from an affiliate of such issuer), in a non-public offering subject to the satisfaction of certain conditions. Purchaser understands that the Company provides no assurances as to whether he or she will be able to resell any or all of the Shares pursuant to Rule 144, which rule requires, among other things, that the Company be subject to the reporting requirements of the Exchange Act, that resales of securities take place only after the holder of the Shares has held the Shares for certain specified time periods, and under certain circumstances, that resales of securities be limited in volume and take place only pursuant to brokered transactions. Notwithstanding this Section 4(d), Purchaser acknowledges and agrees to the restrictions set forth in Section 4(e) below.

(e) Purchaser further understands that in the event all of the applicable requirements of Rule 144 are not satisfied, registration under the Securities Act, compliance with Regulation A, or some other registration exemption will be required; and that, notwithstanding the fact that Rule 144 is not exclusive, the Staff of the Securities and Exchange Commission has expressed its opinion that persons proposing to sell private placement securities other than in a registered offering and otherwise than pursuant to Rule 144 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales, and that such persons and their respective brokers who participate in such transactions do so at their own risk.

(f)   Purchaser represents that Purchaser is not subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act. Purchaser also agrees to notify the Company if Purchaser becomes subject to such disqualifications after the date hereof.

(g)   Purchaser understands that Purchaser may suffer adverse tax consequences as a result of Purchaser's purchase or disposition of the Shares. Purchaser represents that Purchaser has consulted any tax consultants Purchaser deems advisable in connection with the purchase or disposition of the Shares and that Purchaser is not relying on the Company for any tax advice.

5.   **Voting Provisions.** The Optionee does have any Voting rights under the Agreement. Notwithstanding the above, as a condition precedent to entering into this Agreement, at the request of the Company, Purchaser shall become a party to any voting agreement to which the Company is a party at the time of Purchaser's execution and delivery of this Agreement, as such voting agreement may be thereafter amended from time to time (the "Voting Agreement"), by executing an adoption agreement or counterpart signature page agreeing to be bound by and subject to the terms of the Voting Agreement and to vote the Shares in the capacity of a "Common Holder" and a "Stockholder," as such terms may be defined in the Voting Agreement.

6.   **Restrictive Legends and Stop-Transfer Orders.**

(a)   **Legends.**   Any stock certificate or, in the case of uncertificated securities, any notice of issuance, for the Shares shall bear the following legends (as well as any legends required by the Company or applicable state and federal corporate and securities laws):

(i)   "THE SECURITIES REFERENCED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(ii)   "THE SECURITIES REFERENCED HEREIN MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH AND MAY BE OBTAINED FROM THE SECRETARY OF THE COMPANY AT NO CHARGE."

(iii)   THE TRANSFER OF THE SECURITIES REFERENCED HEREIN IS SUBJECT TO TRANSFER RESTRICTIONS SET FORTH IN THE COMPANY'S BYLAWS **AND/OR** STOCK PLAN, AND/OR THIS AGREEMENT COPIES

OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS. THE COMPANY SHALL NOT REGISTER OR OTHERWISE RECOGNIZE OR GIVE EFFECT TO ANY PURPORTED TRANSFER OF SECURITIES THAT DOES NOT COMPLY WITH SUCH TRANSFER RESTRICTIONS."

(iv)   Any legend required by the Voting Agreement, as applicable.

(b)   **Stop-Transfer Notices.** Purchaser agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

(c)   **Refusal to Transfer.** The Company shall not be required (i) to transfer on its books any Shares that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as owner of such Shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Shares shall have been so transferred.

(d)   **Required Notices.** Purchaser acknowledges that the Shares are issued and shall be held subject to all the provisions of this Agreement, the Certificate of Incorporation and the Bylaws of the Company and any amendments thereto, copies of which are on file at the principal office of the Company. A statement of all of the rights, preferences, privileges and restrictions granted to or imposed upon the respective classes and/or series of shares of stock of the Company and upon the holders thereof may be obtained by any stockholder upon request and without charge, at the principal office of the Company, and the Company will furnish any stockholder, upon request and without charge, a copy of such statement. Purchaser acknowledges that the provisions of this Section 6 shall constitute the notices required by Sections 151(f) and 202(a) of the Delaware General Corporation Law and the Purchaser hereby expressly waives the requirement of Section 151(f) of the Delaware General Corporation Law that it receive the written notice provided for in Sections 151(f) and 202(a) of the Delaware General Corporation Law within a reasonable time after the issuance of the Shares.

7.   **No Employment Rights.** Nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company, or a parent, subsidiary or affiliate of the Company, to terminate Purchaser's employment or consulting relationship, for any reason, with or without cause.

8.   **Waiver of Statutory Information Rights.** Purchaser acknowledges and understands that, but for the waiver made herein, Purchaser would be entitled, upon written demand under oath stating the purpose thereof, to inspect for any proper purpose, and to make copies and extracts from, the Company's stock ledger, a list of its stockholders, and its other books and records, and the books and records of subsidiaries of the Company, if any, under the circumstances and in the manner provided in Section 220 of the Delaware General Corporation Law (any and all such rights, and any and all such other rights of Purchaser as may be provided for in Section 220, the "Inspection Rights"). In light of the foregoing, until the first sale of Common Stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended, Purchaser hereby unconditionally and irrevocably waives the Inspection Rights, whether such Inspection Rights would be exercised or pursued directly or indirectly pursuant to Section 220 or otherwise, and covenants and agrees never to directly or indirectly commence, voluntarily aid in any way, prosecute, assign, transfer, or cause to be

commenced any claim, action, cause of action, or other proceeding to pursue or exercise the Inspection Rights. The foregoing waiver applies to the Inspection Rights of Purchaser in Purchaser's capacity as a stockholder and shall not affect any rights of a director, in his or her capacity as such, under Section 220. The foregoing waiver shall not apply to any contractual inspection rights of Purchaser under any written agreement with the Company.

9. **Miscellaneous.**

(a) **Governing Law.** The validity, interpretation, construction and performance of this Agreement, and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the state of Delaware, without giving effect to principles of conflicts of law. For purposes of litigating any dispute that may arise directly or indirectly from this Agreement, the parties hereby submit and consent to the exclusive jurisdiction of the state of Delaware and agree that any such litigation shall be conducted only in the courts of Delaware or the federal courts of the United States located in Delaware and no other courts.

(b) **Entire Agreement.** This Agreement, together with the Option Agreement and the Plan, sets forth the entire agreement and understanding of the parties relating to the subject matter herein and supersedes all prior or contemporaneous discussions, understandings and agreements, whether oral or written, between them related to the subject matter thereof.

(c) **Amendments and Waivers.** Except as contemplated under the Plan, no modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement. No delay or failure to require performance of any provision of this Agreement shall constitute a waiver of that provision as to that or any other instance.

(d) **Successors and Assigns.** Except as otherwise provided in this Agreement, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives. The Company may assign any of its rights and obligations under this Agreement. No other party to this Agreement may assign, whether voluntarily or by operation of law, any of its rights and obligations under this Agreement, except with the prior written consent of the Company.

(e) **Notices.** Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed sufficient when delivered personally or by overnight courier or sent by email, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address as set forth on the signature page, as subsequently modified by written notice, or if no address is specified on the signature page, at the most recent address set forth in the Company's books and records.

(f) **Severability.** If one or more provisions of this Agreement are held to be unenforceable under Applicable Laws, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(g) **Construction.** This Agreement is the result of negotiations between and has been reviewed by each of the parties hereto and their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto.

(h) **Counterparts.** This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and all of which together shall constitute one and the same agreement. Execution of a facsimile or scanned copy will have the same force and effect as execution of an original, and a facsimile or scanned signature will be deemed an original and valid signature.

(i) **Electronic Delivery.** The Company may, in its sole discretion, decide to deliver any documents related to this Agreement or any notices required by applicable law or the Company's Certificate of Incorporation or Bylaws by email or any other electronic means. Purchaser hereby consents to (i) conduct business electronically, (ii) receive such documents and notices by such electronic delivery and (iii) sign documents electronically and agrees to participate through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

SIGNATURE PAGE FOLLOWS

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

The parties have executed this Exercise Agreement as of the date first set forth above.

THE COMPANY:

BE BELONG GROUP CORP

By:

_____
(Signature)

Name:
_____

Title:
_____

Address:
_____

_____ _____

PURCHASER:

_____
(PRINT NAME)

_____
(Signature)

Address:
_____
_____
_____
Email:_____

I, _____, spouse of _____ ("<u>Purchaser</u>"), have read and hereby approve the foregoing Agreement. In consideration of the Company's granting my spouse the right to purchase the Shares as set forth in the Agreement, I hereby agree to be bound irrevocably by the Agreement and further agree that any community property or other such interest that I may have in the Shares shall hereby be similarly bound by the Agreement. I hereby appoint my spouse as my attorney-in-fact with respect to any amendment or exercise or waiver of any rights under the Agreement.

_____
Spouse of Purchaser (if applicable)



Audit Trail

Document Details

Title	1-3.pdf, BE BELONG GROUP CORP - Option Plan.docx, 4.pdf, 1-13.pdf, C.pdf, exec.pdf
File Name	1-3.pdf, BE BELONG GROUP CORP - Option Plan.docx, 4.pdf, 1-13.pdf, C.pdf, exec.pdf
Document ID	78028ed745444924ab9b07c2e2daaec8
Fingerprint	e88ac5a8ee76daf82082c49bd2d944ce
Status	Completed

Document History

Document Created	Document Created by Moshe Goldzweig (moshe@go-law.co.il) Fingerprint: cea5201fe75ff98fe6b8d618a2290f38	Mar 25 2025 08:54PM UTC
Document Sent	Document Sent to Gabriel Bar (gabriel@wishfulworld.net)	Mar 25 2025 08:54PM UTC
Document Sent	Document Sent to Shani Bar (shani@dealestate.ai)	Mar 25 2025 08:54PM UTC
Document Sent	Document Sent to Bella Cohen (bella@dealestate.ai)	Mar 25 2025 08:54PM UTC
Document Viewed	Document Viewed by Gabriel Bar (gabriel@wishfulworld.net) IP: 104.6.73.69	Mar 25 2025 09:32PM UTC
Document Signed	Document Signed by Gabriel Bar (gabriel@wishfulworld.net) IP: 104.6.73.69 _Gabriel Bar_	Mar 25 2025 09:33PM UTC
Document Viewed	Document Viewed by Bella Cohen (bella@dealestate.ai) IP: 104.6.73.69	Mar 25 2025 09:58PM UTC
Document Signed	Document Signed by Bella Cohen (bella@dealestate.ai) IP: 104.6.73.69 _Bella Cohen_	Mar 25 2025 09:59PM UTC
Document Viewed	Document Viewed by Shani Bar (shani@dealestate.ai) IP: 104.6.73.69	Mar 25 2025 10:16PM UTC

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

Document Signed by Shani Bar (shani@dealestate.ai)
IP: 104.6.73.69

Document Signed

Shani Bar

Mar 25 2025
10:16PM UTC

Document Completed

This document has been completed.
Fingerprint: e88ac5a8ee76daf82082c49bd2d944ce

Mar 25 2025
10:17PM UTC

Processed by **xodo sign**

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

ACTION BY UNANIMOUS WRITTEN CONSENT

OF THE BOARD OF DIRECTORS OF

BE BELONG GROUP CORP

The undersigned, being all of the directors **Be Belong Group Corp**., a Delaware corporation (the "**Corporation**"), pursuant to authority to act without a meeting in accordance with Section 141(f) of the General Corporation Law of Delaware, consent to the taking of the actions and adopt the resolutions set out below, hereby adopt the following resolutions by unanimous written consent effective as of March 25, 2025:

ISSUANCE OF COMMON STOCK

WHEREAS, the Board deems it advisable and in the best interests of the Company to issue shares of the Company's Common Stock, $0.00001 par value per share (the "Common Stock"), to the following persons in the amounts set forth opposite their respective names:

1. Gabriel Bar: 5,668,000 shares of Common Stock (28.34% of the Company's issued and outstanding Common Stock)

2. Shani Bar: 5,666,000 shares of Common Stock (28.33% of the Company's issued and outstanding Common Stock)

3. Bella Cohen: 5,666,000 shares of Common Stock (28.33% of the Company's issued and outstanding Common Stock)

4. Albert Li: 1,000,000 shares of Common Stock (5% of the Company's issued and outstanding Common Stock)

NOW, THEREFORE, BE IT RESOLVED, that the Company is hereby authorized to issue shares of Common Stock to the persons and in the amounts set forth above;

RESOLVED FURTHER, that the proper officers of the Company are hereby authorized and directed to issue certificates representing the shares described above, which shares shall be validly issued, fully paid and non-assessable when issued;

RESOLVED FURTHER, that the officers of the Company are hereby authorized and directed to take any and all actions necessary to ensure compliance with applicable securities laws, including the preparation and filing of any notices or other documents required under federal or state securities laws;

OMNIBUS CLAUSE

RESOLVED, that the officers of the Corporation, and each of them with full authority to act without the others, are authorized and directed to execute and deliver any applications, certificates, agreements, memorandums, or any other instruments or documents or amendments or supplements thereto and to do or to cause to be done any and all other acts and things as such officers and each of them may, in their discretion, deem necessary or advisable and appropriate to carry out the purposes of the foregoing resolutions and matters incidental thereto, and any action taken by the officers and Board of the Corporation prior to the date of these resolutions that is otherwise within or related to the authority set forth by these resolutions be, and hereby is, ratified, confirmed, and approved in all respects.

RESOLVED FURTHER, that any actions taken by the officers of the Company prior to the adoption of these resolutions that are within the authority conferred hereby are hereby ratified, confirmed, and approved as the acts and deeds of the Company.

IN WITNESS WHEREOF, the undersigned have executed this written consent as of the date set forth below.

Date: March 25, 2025

Shani Bar
_____
Shani Bar, Director

Gabriel Bar
_____
Gabriel Bar, Director

Bella Cohen
_____
Bella Cohen, Director

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A



Audit Trail

Document Details	

Title	ACTION BY UNANIMOUS WRITTEN CONSENT = Shares.docx
File Name	ACTION BY UNANIMOUS WRITTEN CONSENT = Shares.docx
Document ID	f81b5697fd6241da80b25c5041787979
Fingerprint	2bb90f078983b52df67a42d2a092e15b
Status	Completed

Document History	

Document Created	Document Created by Moshe Goldzweig (moshe@go-law.co.il) Fingerprint: 262396008dc299c464cc9bbe57e5790c	Mar 25 2025 08:56PM UTC
Document Sent	Document Sent to Gabriel Bar (gabriel@wishfulworld.net)	Mar 25 2025 08:56PM UTC
Document Sent	Document Sent to Shani Bar (shani@dealestate.ai)	Mar 25 2025 08:56PM UTC
Document Sent	Document Sent to Bella Cohen (bella@dealestate.ai)	Mar 25 2025 08:56PM UTC
Document Viewed	Document Viewed by Gabriel Bar (gabriel@wishfulworld.net) IP: 104.6.73.69	Mar 25 2025 09:32PM UTC
Document Signed	Document Signed by Gabriel Bar (gabriel@wishfulworld.net) IP: 104.6.73.69 *Gabriel Bar*	Mar 25 2025 09:32PM UTC
Document Viewed	Document Viewed by Bella Cohen (bella@dealestate.ai) IP: 104.6.73.69	Mar 25 2025 09:59PM UTC
Document Viewed	Document Viewed by Bella Cohen (bella@dealestate.ai) IP: 74.125.216.201	Mar 25 2025 09:59PM UTC
Document Signed	Document Signed by Bella Cohen (bella@dealestate.ai) IP: 104.6.73.69 *Bella Cohen*	Mar 25 2025 10:00PM UTC

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

Document Viewed	Document Viewed by Shani Bar (shani@dealestate.ai) IP: 104.6.73.69	Mar 25 2025 10:17PM UTC
Document Signed	Document Signed by Shani Bar (shani@dealestate.ai) IP: 104.6.73.69 	Mar 25 2025 10:17PM UTC
Document Completed	This document has been completed. Fingerprint: 2bb90f078983b52df67a42d2a092e15b	Mar 25 2025 10:17PM UTC

Processed by xodo sign

BE BELONG GROUP CORP

BYLAWS

ARTICLE I. CORPORATE OFFICES.

Section 1.1.   Registered Office and Agent. The registered office and agent of the corporation is set forth in the certificate of incorporation of the corporation filed with the State of Delaware, as may be amended by the corporation from time to time.

Section 1.2.   Other Offices. The board of directors may at any time establish other offices at any place or places, either within or outside of the State of Delaware, where the corporation is qualified to do business.

ARTICLE II. MEETINGS OF STOCKHOLDERS.

Section 2.1.   Place of Meetings. Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the board of directors. In the absence of any such designation, stockholders' meetings shall be held at the registered office of the corporation, or the board of directors may, in its sole discretion, determine that the meeting shall not be held at any place, but will instead be held solely by means of remote communication as provided under Section 211 of the Delaware General Corporation Law (the "**DGCL**").

Section 2.2.   Annual Meetings. The annual meeting of stockholders shall be held each year on a date and at a time designated by the board of directors, which date shall be within thirteen (13) months of the last annual meeting of the stockholders or, if no such meeting has been held, the date of incorporation. At the meeting, directors shall be elected, and any other proper business may be transacted.

Section 2.3.   Special Meetings.

(a)   A special meeting of the stockholders may be called at any time by the board of directors, the chair of the board, the chief executive officer or president, or by stockholders holding shares in the aggregate entitled to cast not less than 25 % of the votes at that meeting.

(b)   If a special meeting is called by any person or persons other than the board of directors, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by other facsimile transmission to the chair of the board, the chief executive officer or president or the secretary of the corporation. No business may be transacted at such special meeting other than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Section 2.4 and Section 2.5 of this Article II, that a meeting will be held at the time requested by the person or persons who called the meeting not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the board of directors may be held.

Section 2.4.   Notice of Stockholders' Meetings. All notices of meetings of stockholders shall be in the form of a writing or electronic transmission and shall be sent or otherwise given to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting in accordance with Section 2.5 of these bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting. The notice shall specify the place, date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called. The means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting shall also be provided in the notice.

Section 2.5.   Manner of Giving Notice; Affidavit of Notice. Notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at their address as it appears on the records of the corporation, or if electronically transmitted as provided in Section 8.1 of these bylaws. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given by mail or by a form of electronic transmission, as applicable, shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 2.6.   Quorum.

(a)   The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chair of the meeting or (ii) the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

(b)   When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any questions brought before such meeting, unless the question is one upon which, by express provision of the laws or of the certificate of incorporation, a different vote is required, in which case such express provision shall govern and control the decision of the question.

Section 2.7.   Adjourned Meeting; Notice. When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

Section 2.8.   Conduct of Business. The chair of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such matters as the regulation of the manner of voting and the conduct of business.

Section 2.9.   Voting.

(a)   The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of these bylaws and subject to the provisions of Sections 217 and 218 of the DGCL (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements). Voting at meetings of stockholders need not be by written ballot and, unless otherwise required by law, need not be conducted by an inspector of election unless so determined by the holders of the shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person at such meeting.

(b)   Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder or by proxy for each share of the capital stock having voting power held by such stockholder.

Section 2.10. Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need to be specified in any written waiver of notice, or any waiver by electronic transmission, unless so required by the certificate of incorporation or these bylaws.

Section 2.11. Stockholder Action by Written Consent Without a Meeting.

(a)   Unless otherwise provided in the certificate of incorporation, any action required by this Article II to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (i) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and (ii) delivered to the corporation in accordance with DGCL Section 228(a).

(b)   Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the date the earliest dated consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section 2.11. A telegram, cablegram, electronic mail or

3

other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section 2.11 to the extent permitted by law. Any such consent shall be delivered in accordance with DGCL Section 228(d)(1).

(c)   Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

(d)   Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law) as provided under DGCL Section 228(e). If the action which is consented to is such as would have required the filing of a certificate under any Section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in DGCL Section 228.

Section 2.12. Record Date for Stockholder Notice; Voting; Giving Consents. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

If the board of directors does not so fix a record date:

(a)   The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(b)   The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the board of directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the corporation; and

(c)   The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

4

Section 2.13. List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address (but not the electronic address or other electronic contact information) of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting (i) during ordinary business hours, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held or (ii) by a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting. If the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is only available to the stockholders. If the meeting is to be held at a place, then the list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

Section 2.14. Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for them by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may remain irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.

Section 2.15. S corporation election. The corporation may elect her is a small business under the Internal Revenue Code and can be elected as S corporations and as follows:

- Is a domestic corporation.
- Has 100 or less shareholders.
- Contains only one class of stock.
- Is not a financial, insurance, or domestic sales corporation.
- Does not have any nonresident alien shareholders.
- Ownership vests solely in shareholders that are individuals, estates, qualified trusts, or tax-exempt entities.

Section 2.16. Hybrid Meetings. The corporation may conduct any stockholder meeting as a hybrid meeting, allowing stockholders to participate either in person at a physical location or through remote communication means, provided that:

(i) The corporation implements reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder;

(ii) The corporation implements reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and

(iii) The corporation maintains a record of any vote or other action taken by a stockholder or proxyholder participating by means of remote communication.

(iv) The notice of meeting shall describe the means of remote communication through which stockholders and proxyholders may participate and vote; Both in-person and remote participants shall be counted toward quorum and shall have equal voting rights. The corporation shall provide technical support to ensure equitable participation; and in the event of technical difficulties, the chair may temporarily recess or adjourn the meeting until the difficulty is resolved.

ARTICLE III. DIRECTORS.

Section 3.1.   Powers. Subject to the provisions of the DGCL and any limitation in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors.

Section 3.2.   Number of Directors. The board of directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the board of directors.

Section 3.3.   Election, Qualification and Term of Office of Directors. Except as provided in Section 3.4 of these bylaws, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until their successor is elected and qualified or until their earlier resignation or removal.

Section 3.4.   Resignation and Vacancies. Any director may resign at any time upon notice given in writing or by electronic transmission to the attention of the secretary of the corporation. When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

Unless otherwise provided in the certificate of incorporation or these bylaws:

(a)   Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(b) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office or by a sole remaining director so elected.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any stockholder may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in DGCL Section 211.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 25% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of DGCL Section 211 as far as applicable.

Section 3.5.   Place of Meetings; Meetings by Telephone. The board of directors of the corporation may hold meetings, both regular and special, either within or outside the State of Delaware. Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.6.   Regular Meetings. Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

Section 3.7.   Special Meetings; Notice. Special meetings of the board of directors for any purpose or purposes may be called at any time by the chair of the board, the chief executive officer or president, any vice president, the secretary or any two (2) directors.

Notice of the time and place of special meetings shall be:

(a) delivered personally by hand, by courier or by telephone;

(b) sent by United States first-class mail, postage prepaid;

(c) sent by facsimile; or

(d) sent by electronic mail,

directed to each director at that director's address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the corporation's records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least forty-eight (48) hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four (4) days before the time the meeting is to be held. Any oral notice may be communicated to a director. The notice need not specify the place of the meeting (if the meeting is to be held at the corporation's principal executive office) nor the purpose of the meeting.

Section 3.8.   **Quorum**. At all meetings of the board of directors, a majority of the authorized number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the board of directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

Section 3.9.   **Waiver of Notice**. Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor other purpose of, any regular or special meeting of the directors, or a committee of directors, need to be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

Section 3.10. **Board Action by Written Consent Without a Meeting**. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission.

Section 3.11. **Fees and Compensation of Directors**. Unless otherwise restricted by the certificate of incorporation or these bylaws, the board of directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 3.12. **Approval of Loans to Officers**. The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a director of the corporation or its subsidiaries, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured or secured in such manner as the board of directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing contained in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

Section 3.13. Removal of Directors. Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

Section 3.14. Technology and Cybersecurity Oversight. The board of directors shall oversee the corporation's technology strategy and cybersecurity program, including: (i) Information security policies and procedures; (ii) Data privacy compliance; (iii) Cyber risk management and incident response; (iv) Digital transformation initiatives.

ARTICLE IV. COMMITTEES.

Section 4.1. Committees of Directors. The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, with each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve, adopt or recommend to the stockholders any action or matter the DGCL expressly requires be submitted to the stockholders for approval, or (ii) adopt, amend or repeal the bylaws.

Section 4.2. Committee Minutes. Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

Section 4.3. Meetings and Action of Committees. Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Article III of these bylaws, Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum), Section 3.9 (waiver of notice), and Section 3.10 (action by written consent without a meeting), with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the board of directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the board of directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the board of directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The board of directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE V. OFFICERS.

Section 5.1.   Officers. The officers of the corporation shall be a chief executive officer, a president, a secretary, a chief financial officer, and a treasurer. The corporation may also have, at the discretion of the board of directors, a chair of the board, one or more vice presidents, one or more assistant vice presidents, one or more assistant secretaries, and one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws. Any number of offices may be held by the same person.

Section 5.2.   Appointment of Officers. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 or Section 5.5 of these bylaws, shall be appointed by the board of directors, subject to the rights, if any, of an officer under any contract of employment.

Section 5.3.   Subordinate Officers. The board of directors may appoint, or empower the chief executive officer or president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the board of directors may from time to time determine.

Section 5.4.   Removal and Resignation of Officers.

(a)   Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the board of directors at any regular or special meeting of the board or, except in the case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be conferred by the board of directors.

(b)   Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

Section 5.5.   Vacancies in Offices. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

Section 5.6.   Chair of the Board. The chair of the board, if such an officer be elected, shall, if present, preside at meetings of the board of directors and of the stockholders at which they shall be present, and exercise and perform such other powers and duties as may from time to time be assigned to the chair by the board of directors or as may be prescribed by these bylaws. If there is no chief executive officer or president, then the chair of the board shall also be the chief executive officer of the corporation and shall have the powers and duties prescribed in Section 5.7 of these bylaws.

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Section 5.7. Chief Executive Officer; President. Subject to such supervisory powers, if any, as may be given by the board of directors to the chair of the board, if there be such an officer, the chief executive officer or, if such title is not used or is vacant, the president shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction, and control of the business and the officers of the corporation. The chief executive officer or, if such title is not used or is vacant, the president shall, if present, preside at all meetings of the stockholders and, in the absence or nonexistence of a chair of the board, at all meetings of the board of directors, and shall have the general powers and duties of management usually vested in the office of chief executive officer or president of a corporation and such other powers and duties as may be prescribed by the board of directors or these bylaws. The chief executive officer or president shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation. For clarity, if there are both a chief executive officer and president who are not the same person, the president shall be rank next in line to perform all the duties of the chief executive officer and when so acting shall have all the powers of, and be subject to all the restrictions upon, the chief executive officer.

Section 5.8. Vice Presidents. In the absence or disability of the chief executive officer or president, the vice presidents, if any, in order of their rank as fixed by the board of directors or, if not ranked, a vice president designated by the board of directors, shall perform all the duties of the chief executive officer or president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the chief executive officer or president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors, these bylaws, the chief executive officer or president or the chair of the board.

Section 5.9. Secretary.

(a) The secretary shall keep at the principal executive office of the corporation or such other place as the board of directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, whether regular or special (and, if special, how authorized and the notice given), the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

(b) The secretary shall keep at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the board of directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares, and the number and date of cancellation of every certificate surrendered for cancellation.

(c) The secretary shall give notice of all meetings of the stockholders and of the board of directors required to be given by law or by these bylaws. The secretary shall keep the seal of the corporation, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the board of directors or these bylaws.

Section 5.10. Chief Financial Officer; Treasurer.

(a) The chief financial officer or, if such title is not used or is vacant, the treasurer shall keep and maintain adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any director.

(b) The chief financial officer or, if such title is not used or is vacant, the treasurer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the board of directors. The chief financial officer or, if such title is not used or is vacant, the treasurer shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the chief executive officer or president and directors, whenever they request it, an account of all transactions as chief financial officer and of the financial condition of the corporation, and shall have other powers and perform such other duties as may be prescribed by the board of directors or these bylaws.

Section 5.11. Assistant Secretary. The assistant secretary, or, if there is more than one, the assistant secretaries in the order determined by the stockholders or board of directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of their inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as may be prescribed by the board of directors or these bylaws.

Section 5.12. Assistant Treasurer. The assistant treasurer, or, if there is more than one, the assistant treasurers, in the order determined by the stockholders or board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the chief financial officer or in the event of their inability or refusal to act, perform the duties and exercise the powers of the chief financial officer and shall perform such other duties and have such other powers as may be prescribed by the board of directors or these bylaws.

Section 5.13. Representation of Shares of Other Corporations. The chair of the board, the chief executive officer or president, any vice president, the chief financial officer, the secretary or assistant secretary of this corporation, or any other person authorized by the board of directors or the chief executive officer or president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

Section 5.14. Authority and Duties of Officers. In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the board of directors or the stockholders.

ARTICLE VI. INDEMNITY.

Section 6.1.   Third-Party Actions. Subject to the provisions of this Article VI, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that they are or were a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the corporation, which approval shall not be unreasonably withheld) actually and reasonably incurred in connection with such action, suit or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that their conduct was unlawful.

Section 6.2.   Actions by or in the Right of the Corporation. Subject to the provisions of this Article VI, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that they are or were a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Notwithstanding any other provision of this Article VI, no person shall be indemnified hereunder for any expenses or amounts paid in settlement with respect to any action to recover short-swing profits under Section 16(b) of the Securities Exchange Act of 1934, as amended.

Section 6.3.   Successful Defense. To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 6.1 or Section 6.2, or in defense of any claim, issue or matter therein, they shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith.

Section 6.4.   Determination of Conduct. Any indemnification under Section 6.1 or Section 6.2 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper in the circumstances because they have met the standard of conduct set forth in Section 6.1 or Section 6.2, as applicable. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding or (ii) if such quorum is not obtainable or, even if obtainable, as a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. Notwithstanding the foregoing, a director, officer, employee or agent of the corporation shall be entitled to contest any determination that the director, officer, employee or agent has not met the applicable standard of conduct set forth in Section 6.1 or Section 6.2 by petitioning a court of competent jurisdiction.

Section 6.5.   Payment of Expenses in Advance. Expenses incurred in defending a civil or criminal action, suit or proceeding, by an individual who may be entitled to indemnification pursuant to Section 6.1 or Section 6.2, shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that they are not entitled to be indemnified by the corporation as authorized in this Article VI.

Section 6.6.   Indemnity Not Exclusive. The indemnification and advancement of expenses provided by or granted pursuant to the other sections of this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office.

Section 6.7.   Insurance Indemnification. The corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against and incurred by them in any such capacity or arising out of their status as such, whether or not the corporation would have the power to indemnify them against such liability under the provisions of this Article VI.

Section 6.8.   The Corporation. For purposes of this Article VI, references to the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power and authority to indemnify its directors and officers, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under and subject to the provisions of this Article VI (including, without limitation, the provisions of Section 6.4) with respect to the resulting or surviving corporation as they would have with respect to such constituent corporation if its separate existence had continued.

Section 6.9.   Employee Benefit Plans. For purposes of this Article VI, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner they reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Article VI.

> **Section 6.10. Indemnity Fund**. Upon resolution passed by the board of directors, the corporation may establish a trust or other designated account, grant a security interest or use other means (including, without limitation, a letter of credit), to ensure the payment of certain of its obligations arising under this Article VI and/or agreements which may be entered into between the corporation and its officers and directors from time to time.

> **Section 6.11. Indemnification of Other Persons**. The provisions of this Article VI shall not be deemed to preclude the indemnification of any person who is not a director or officer of the corporation or is not serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, but whom the corporation has the power or obligation to indemnify under the provisions of the DGCL or otherwise. The corporation may, in its sole discretion, indemnify an employee, trustee or other agent as permitted by the DGCL. The corporation shall indemnify an employee, trustee or other agent where required by law.

> **Section 6.12. Savings Clause**. If this Article VI or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each person entitled to indemnification hereunder against expenses (including attorney's fees), judgments, fines and amounts paid in settlement with respect to any action, suit, proceeding or investigation, whether civil, criminal or administrative, and whether internal or external, including a grand jury proceeding and an action or suit brought by or in the right of the corporation, to the full extent permitted by any applicable portion of this Article VI that shall not have been invalidated, or by any other applicable law.

> **Section 6.13. Continuation of Indemnification and Advancement of Expenses**. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VI shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

> **Section 6.14. Conflicts**. No indemnification or advance shall be made under this Article VI, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

> > (a) That it would be inconsistent with a provision of the certificate of incorporation, these bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

> > (b) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VII. RECORDS AND REPORTS.

Section 7.1.   Maintenance and Inspection of Records.

(a)   The corporation shall, either at its principal executive office or at such place or places as designated by the board of directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

(b)   Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent of the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent so to act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business.

(c)   A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least 10 days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

Section 7.2.   Inspection by Directors. Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to their position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger and the stock list, and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

Section 7.3.   Annual Statement to Stockholders. The board of directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

ARTICLE VIII. NOTICE BY ELECTRONIC TRANSMISSION.

Section 8.1.   Notice by Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the corporation under any provision of the DGCL, the certificate of incorporation, or the bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. A corporation may give a notice by electronic mail without obtaining the consent noted herein. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the corporation. Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that:

(a)   the corporation is unable to deliver by electronic transmission two consecutive notices given by the corporation; and

(b)   such inability becomes known to the secretary or an assistant secretary of the corporation or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)   if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ai) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(bi) if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 8.2.   Definition of Electronic Transmission. An "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 8.3.   Inapplicability. Notice by a form of electronic transmission shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

ARTICLE IX. GENERAL MATTERS.

Section 9.1.   Checks. From time to time, the board of directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

Section 9.2.   Execution of Corporate Contracts and Instruments. The board of directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the board of directors or within the agency power of an officer, no officer, agent, or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 9.3.   Stock Certificates; Partly Paid Shares.

(bi)   The shares of the corporation shall be represented by certificates, provided that the board of directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Notwithstanding the adoption of such a resolution by the board of directors, every holder of stock represented by certificates and upon request, every holder of uncertificated shares, shall be entitled to have a certificate signed by, or in the name of the corporation by, the chair or vice-chair of the board of directors, or the chief executive officer, the president or a vice president, and by the chief financial officer or the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if the individual were such officer, transfer agent or registrar at the date of issue.

(bj)   The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

Section 9.4.   Special Designation on Certificates. If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in DGCL Section 202, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

Section 9.5.   Lost Certificates. Except as provided in this Section 9.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed, and the corporation may require the

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owner of the lost, stolen or destroyed certificate, or their legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 9.6. Construction; Definitions. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

Section 9.7. Dividends. The directors of the corporation, subject to any restrictions contained in (i) the DGCL or (ii) the corporation's certificate of incorporation, may declare and pay dividends upon the shares of its capital stock at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock. Before payment of any dividend, the directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may modify or abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

Section 9.8. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the board of directors and may be changed by the board of directors.

Section 9.9. Seal. The corporation may adopt a corporate seal, which shall be adopted and which may be altered by the board of directors, and may use the same by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 9.10. Transfer of Stock Certificates; Recordation of Transfer. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation, or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction in its books.

Section 9.11. Stock Transfer Agreements. The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 9.12. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

Section 9.13. Transfer Restrictions.

(bi) Notwithstanding anything to the contrary, except as expressly permitted in this Section 9.13, a stockholder shall not transfer, whether by sale, gift or otherwise, any shares of the corporation's stock to any person unless such transfer is approved by the board of directors prior to such transfer, which approval may be granted or withheld in the board of directors' sole and absolute discretion. Any purported transfer of any shares of the corporation's stock effected in violation of this Section 9.13 shall be null and void and shall have no force or effect and the corporation shall not register any such purported transfer.

(bj) Any stockholder seeking the approval of the board of directors of a transfer of some or all of its shares shall give written notice thereof to the secretary of the corporation that shall include: (i) the name of the stockholder; (ii) the proposed transferee; (iii) the number of shares of the transfer of which approval is thereby requested; and (iv) the purchase price (if any) of the shares proposed for transfer. The corporation may require the stockholder to supplement its notice with such additional information as the corporation may request.

(bk) These transfer restrictions shall be subject to any applicable Shareholders or Founders Agreement among the corporation and its stockholders. In the event of any conflict between these bylaws and such Shareholder Agreement, the Shareholder Agreement shall govern and control. Any transfer in violation of an applicable Shareholder Agreement shall be void and of no effect.

Section 9.14. Conflicts with certificate of incorporation. In the event of any conflict between the provisions of the corporation's certificate of incorporation and these bylaws, the provisions of the certificate of incorporation shall govern.

Section 9.15. Digital Securities and Distributed Ledger Provisions. The corporation may adopt a system of issuance, recordation and transfer of its shares through distributed ledger technology, including blockchain ("Digital Securities System"), provided that: (i) The Digital Securities System can reliably establish record ownership; (ii) Records are capable of being converted to readable paper form; (iii) The system includes appropriate security and access protocols.

ARTICLE X. AMENDMENTS.

These bylaws may be adopted, amended, or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend, or repeal these bylaws.

ARTICLE XI. FORUM FOR DISPUTE RESOLUTION.

Section 11.1. Exclusive Forum. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders, (iii) any action asserting a claim against the corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or the corporation's certificate of incorporation or bylaws, (iv) any action asserting a claim against the corporation, its directors, officers or employees governed by the internal affairs doctrine, or (v) any action to interpret, apply, enforce or determine the validity of the corporation's certificate of incorporation or bylaws, except for, as to each of (i) through (v) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

Section 11.2. Savings Clause. If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Section 11.3. Deemed Notice to Holders of Stock. Any person or entity purchasing or otherwise acquiring any interest in shares of stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

CERTIFICATE OF SECRETARY

The undersigned Secretary of Be Belong Group Corp certifies that these Bylaws constitute the bylaws of the corporation duly adopted and approved as follows:

Adopted by Board:
March 13, 2025
Effective Time:
March 13, 2025

By: _Gabriel Bar_
     _____

Name: Gabriel Bar

Title: Secretary

Date: March 13, 2025

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Document Details

Title	BE BELONG GROUP CORP DE Bylaws v01.docx
File Name	BE BELONG GROUP CORP DE Bylaws v01.docx
Document ID	e4fe14e46ee1430b988df7300e05c60c
Fingerprint	d782bda0dff9c4584fca0ced85d0a258
Status	Completed

Document History

Document Created	Document Created by Moshe Goldzweig (moshe@go-law.co.il) Fingerprint: ef00b85fa77fcadffa82f357015cd136	Mar 13 2025 08:00PM UTC
Document Sent	Document Sent to Gabriel Bar (gabriel@wishfulworld.net)	Mar 13 2025 08:00PM UTC
Document Viewed	Document Viewed by Gabriel Bar (gabriel@wishfulworld.net) IP: 104.6.73.69	Mar 13 2025 08:48PM UTC
Document Signed	Document Signed by Gabriel Bar (gabriel@wishfulworld.net) IP: 104.6.73.69 Gabriel Bar	Mar 13 2025 08:48PM UTC
Document Completed	This document has been completed. Fingerprint: d782bda0dff9c4584fca0ced85d0a258	Mar 13 2025 08:48PM UTC

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

BE BELONG GROUP CORP

**UNANIMOUS WRITTEN CONSENT OF THE BOARD IN LIEU OF
ORGANIZATIONAL MEETING**

The undersigned, being all of the directors **Be Belong Group Corp.**, a Delaware corporation (the "**Corporation**"), pursuant to authority to act without a meeting in accordance with Section 141(f) of the General Corporation Law of Delaware, consent to the taking of the actions and adopt the resolutions set out below. This written consent of the board of directors is in lieu of the first meeting of the Corporation's board of directors (the "**Board**"), and all of the actions taken and resolutions set out in it shall have the same force and effect as if they were taken or adopted at such first meeting. This consent is executed as of the date last written below and shall be filed in the Corporation's minute book.

ARTICLES OF INCORPORATION

RESOLVED, that a copy of the certificate of incorporation of the Corporation as filed with the Delaware Secretary of State and attached as Exhibit A be inserted in the Corporation's minute book and that the contents of such articles of incorporation be, and hereby are, ratified, approved, and confirmed.

BYLAWS

RESOLVED, that bylaws adopted by the Secretary of the Corporation in the form attached hereto as Exhibit B are ratified and adopted as the bylaws of the Corporation.

RESOLVED, that the secretary of the Corporation is authorized and directed to certify the ratification and adoption of the bylaws of the Corporation by the Board and to insert a copy of such certified bylaws in the minute book of the Corporation.

RATIFICATION ACTS BY INCORPORATOR; INDEMNIFICATION

RESOLVED, that the Organizational Action by the secretary of the Corporation Incorporator, and all actions taken by the incorporator described therein, are in all respects approved, ratified, and confirmed.

RESOLVED, that Corporation shall indemnify to the fullest extent permitted by law the sole incorporator in the event such person is made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that he or she is or was the sole incorporator of the corporation.

STOCK CERTIFICATES

RESOLVED, that the Board deems it in the best interest of the Corporation to adopt a form of stock certificate of the Corporation representing the shares of common stock.

RESOLVED, that each stock certificate will be consecutively numbered, beginning with numeral 1 shall bear the name of the Corporation, the number of shares and the date the shares were issued, together with any other provisions as may be required by law.

RESOLVED, that the stock certificates shall be issued only when the signatures (which may be facsimiles) of the chair or vice chair of the board of directors, the president or chief executive officer, or a vice president; and either (i) by the chief financial officer, (ii) by an assistant treasurer, (iii) by the secretary, or (iv) by an assistant secretary, are affixed to them, and when they bear any other wording relating to the ownership, issuance, and transferability of the shares presented as may be necessary or appropriate.

ESTABLISHMENT OF PRINCIPAL EXECUTIVE OFFICE

RESOLVED, that the Board deems it in the best interest of the Corporation to establish, and does hereby establish, a principal executive office of the Corporation address at **Be Belong Group Corp**, 1521 Concord Pike, Suite 201, Wilmington, DE 19803, until changed by resolution of the Board.

ELECTION OF DIRECTORS

RESOLVED, that the following individuals are hereby elected to serve as Directors of the Corporation, effective immediately, to serve until their successors are duly elected and qualified or until their earlier resignation or removal:

1. Shani Bar

2. Gabriel Bar

3. Bella Cohen

4. Albert Li

ELECTION OF OFFICERS

RESOLVED, that the Board deems it in the best interest of the Corporation to elect, and does hereby elect, the following persons to the offices stated opposite their names, to serve at the pleasure of the Board until the next annual meeting of the Board and until their successors are elected and qualified:

Name	Office
Shani Bar	President
Gabriel Bar	Secretary
Gabriel Bar	Chief Executive Officer
Gabriel Bar	Chief Technology Officer
Bella Cohen	Chief Revenue Officer

The powers and duties of the officers are stated in the bylaws of the Corporation.

BANK ACCOUNT

RESOLVED, that the Board deems it in the best interest of the Corporation to open a bank account; the chief executive officer or president and the chief financial officer or treasurer, or either one of them acting alone, is authorized to open an account or accounts on behalf of the Corporation in such bank or banks as such officer may determine in such officer's discretion.

RESOLVED, that the secretary of the Corporation is hereby authorized to certify the adoption of such resolutions to said bank.

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RESOLVED, that checks, wire transfers, or other drafts on any bank account of the Corporation may be signed by the chief executive officer, president, chief financial officer, or other employee of the Corporation designated by any of them.

ADOPTION OF FISCAL YEAR

RESOLVED, that the Corporation's fiscal year shall commence on January 1 and end on December 31 in each year (but that the Corporation's first fiscal year shall commence on the date the Corporation was incorporated).

PAYMENT OF ORGANIZATIONAL EXPENSES

RESOLVED, that the officers of the Corporation, or any one of them acting alone, are authorized and directed to pay or to cause to be paid, out of the funds of the Corporation, the expenses of incorporation and organization of the Corporation.

APPOINTMENT OF ACCOUNTANTS

RESOLVED, that the chief executive officer, president, chief financial officer, or other employee of the Corporation designated by any of them is authorized to select and appoint accountants for the Corporation, to serve until successors are appointed by resolution of the Board.

EXECUTION OF CONTRACTS AND OTHER AGREEMENTS

RESOLVED, that the officers of the Corporation, or any one acting alone, may execute contracts and agreements (including but not limited to leases) on behalf of the Corporation in furtherance of performing their duties as officers of the Corporation in the ordinary course of business; *provided*, that all material contracts shall be subject to authorization or ratification by the Board, except as provided otherwise in subsequent resolutions adopted by the Board or any agreement or contract duly executed by the Corporation.

CAPITALIZATION, ISSUANCE AND SALE OF SHARES

RESOLVED, that, the total number of shares of common stock that Corporation shall be authorized to issue according to its Certificate of Incorporation is 50,000,000 Common Shares at $0.00001 par value.

RESOLVED that, the Corporation is authorized to sell and issue 20,000,000 shares of its Corporation's Common Shares, at a purchase price of $0.00001 per share, (collectively, the "**Shares**"), subject to receipt from the purchasers an executed stock purchase in form and consent satisfactory to the Corporation. The Corporation shall issue 20,000,000 shares of its Common Stock.

RESOLVED, that the officers of the Corporation, or any one of them acting alone, are hereby authorized and directed to execute such documents and to take such actions as are reasonable and necessary in order to carry out the foregoing resolutions.

MINUTE BOOK

RESOLVED, that the secretary of the Corporation or other employee or agent of the Corporation designated by the secretary of the Corporation is authorized to maintain a minute book, which shall include, but not be limited to, a record of the certificate of incorporation of the Corporation and any amendments thereto; the bylaws of the Corporation and any amendments thereto; minutes of all meetings of the Board and stockholders of the Corporation, with the time and place of holding, whether regular or special, and, if special, how authorized; the notice thereof given; the names of the directors or stockholders present or represented at Board or stockholders' meetings and the proceedings thereof; minutes of all meetings of Board committees, with the time and place of holding, the notice thereof given, the names of the directors present, and the proceedings thereof; and all written consents of Board meetings and Board committees.

OMNIBUS CLAUSE

RESOLVED, that the officers of the Corporation, and each of them with full authority to act without the others, are authorized and directed to execute and deliver any applications, certificates, agreements, memorandums, or any other instruments or documents or amendments or supplements thereto and to do or to cause to be done any and all other acts and things as such officers and each of them may, in their discretion, deem necessary or advisable and appropriate to carry out the purposes of the foregoing resolutions and matters incidental thereto, and any action taken by the officers and Board of the Corporation prior to the date of these resolutions that is otherwise within or related to the authority set forth by these resolutions be, and hereby is, ratified, confirmed, and approved in all respects.

IN WITNESS WHEREOF, the undersigned have executed this written consent as of the date set forth below.

Date: March 13, 2025

Shani Bar
_____
Shani Bar, Director

Gabriel Bar
_____
Gabriel Bar, Director

Bella Cohen
_____
Bella Cohen, Director

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EXHIBIT A
CERTIFICATE OF INCORPORATION

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Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE
STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND
CORRECT COPY OF THE RESTATED CERTIFICATE OF "BE BELONG GROUP
CORP", FILED IN THIS OFFICE ON THE SEVENTH DAY OF MARCH, A.D.
2025, AT 12:05 O`CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

10090773 8100
SR# 20250965944

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 203138375
Date: 03-11-25

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:05 PM 03/07/2025
FILED 12:05 PM 03/07/2025
SR 20250965944 - File Number 10090773

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Be Belong Group Corp (the "**Corporation**"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware ("**DGCL**"), does hereby certify:

A. Pursuant to Sections 245 and 242 of the DGCL, this Amended and Restated Certificate of Incorporation (the "**Restated Certificate**"), amends, restates, and integrates the Corporation's original Certificate of Incorporation filed with the Secretary of State of the State of Delaware on February 5, 2025 (the "**Original Certificate**"), in its entirety, to read as follows:

ARTICLE I. NAME.

The name of the Corporation is **Be Belong Group Corp**

ARTICLE II. REGISTERED OFFICE AND AGENT.

The address of the Corporation's registered office in the State of Delaware is to be located at 1521 Concord Pike, Suite 201, Wilmington, DE 19803 County of New Castle. The registered agent in charge thereof is United Agent Group Inc.

ARTICLE III. PURPOSE.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV. EFFECTIVE DATE.

This Restated Certificate shall be effective upon its acceptance for filing by the Delaware Secretary of State under the DGCL.

ARTICLE V. CAPITAL STOCK.

5.1. **Authorized Classes and Number of Shares.** The Corporation is authorized to issue fifty million (50,000,000) shares of Common Stock with a par value of $0.00001 per share (the "Common Stock"). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock, voting together as a single class. All shares of the Corporation's Common Stock that are issued and outstanding as of the effective date hereof shall remain designated as Common Stock on the books and records of the Corporation.

5.2. **Common Stock.** A statement of the designations of the Common Stock and the powers, preferences, rights, qualifications, limitations, or restrictions thereof is as follows:

(a) Voting Rights. Each holder of shares of Common Stock shall be entitled to one (1) vote for each share of Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(b) Dividends. The holders of Common Stock shall be entitled to receive dividends and other distributions of cash, property, or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor.

(c) Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of the Corporation, the holders of Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

(d) Subdivision or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of Common Stock, all shares of Common Stock will be subdivided or combined in the same manner.

ARTICLE VI. DURATION.

The Corporation is to have perpetual existence.

ARTICLE VII. DIRECTORS.

7.1. Number. Subject to any rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors of the Corporation which shall constitute the entire Board of Directors shall consist of not less than one (1) and not more than seven (7) directors as fixed from time to time solely by resolution of a majority of the total number of directors that the Corporation would have if there were no vacancies.

7.2. Newly Created Directorships and Vacancies. Except as otherwise required by law and subject to this Certificate of Incorporation, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors shall be filled solely by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified, or the earlier of such director's death, resignation, or removal.

7.3. Ballots. Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

7.4. Removal of Directors. Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. If a director was elected by a class or series of shares, only the holders of shares of that class or series may participate in the vote to remove that director.

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

ARTICLE VIII. BYLAWS.

8.1. **Board of Directors.** In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, make, alter, amend, restate, rescind, or repeal the Bylaws of the Corporation without any action on the part of the stockholders.

8.2. **Stockholders.** The stockholders shall also have the power to adopt, make, alter, amend, restate, rescind, or repeal the Bylaws of the Corporation.

ARTICLE IX. MEETINGS OF STOCKHOLDERS.

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide.

ARTICLE X. NOMINATIONS AND PROPOSALS FOR ANNUAL MEETINGS.

10.1. **Nominations and Proposals.** Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors, or (iii) by any stockholder of the Corporation who (A) was a stockholder of record at the time of giving of the notice provided for in this Article X and at the time of the annual meeting, (B) is entitled to vote with respect to such matter at the meeting, and (C) complies with the notice procedures set forth in this Article X. At any annual meeting of stockholders, the presiding officer of such meeting may announce the nominations and other business to be considered which are set forth in the Corporation's notice of meeting and proxy statement and, by virtue thereof, such nominations and other business so announced shall be properly brought before such meeting and may be considered and voted upon by the stockholders of the Corporation entitled to vote thereat without further requirement of nomination, motion, or second.

10.2. **Notice.** For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 10.1, the stockholder making such nominations or proposing such other business must theretofore have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the ninetieth (90th) day nor earlier than the one hundred and twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting; *provided*, that in the event that the date of the annual meeting is more than thirty (30) days before or more than or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. To be in proper form, a stockholder's notice to the Secretary must:

(a) set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, if any, (B)

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the class or series and number of shares of the Corporation that are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner, if any, as of the date of such notice (which information shall be supplemented by such stockholder and beneficial owner not later than ten (10) days after the record date for the meeting to disclose such ownership as of the record date), and (C) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "**Exchange Act**");

(b)   if the notice relates to any business other than the nomination of a director that the stockholder proposes to bring before the meeting, set forth (A) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such stockholder and beneficial owner, if any, in such business, and (B) a description of all agreements, arrangements, and understandings between such stockholder and beneficial owner and any other person or persons (including their names) in connection with the proposal of such business by such stockholder;

(c)   set forth, as to each person, if any, whom the stockholder proposes to nominate for election or reelection as a director (A) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (B) a description of all direct and indirect compensation and other monetary agreements, arrangements and understandings during the past three (3) years, and any other relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant (collectively, the "**Disclosable Interests**"); and

(d)   with respect to each nominee for election or re-election to the Board of Directors, include the completed and signed questionnaire, representation, and agreement required by Section 10.4. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee.

10.3. **Nominees for Newly Created and Vacant Directorships.** Notwithstanding anything in the second sentence of Section 10.2 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at an annual meeting is increased, whether by increase in the size of the Board of Directors, or by any vacancy in the Board of Directors to be filled at such annual meeting, and there is no public announcement by the Corporation naming all of the nominees for directors or specifying the size of the increased Board of Directors at least sixty (60) days prior to the first anniversary of the preceding year's annual

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Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

meeting, a stockholder's notice required by this Article X shall also be considered timely, but only with respect to nominees for any such vacant positions and for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

10.4. **Nominee Eligibility.** To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Sections 10.2 and 10.3 to the Secretary of the Corporation at the principal executive offices of the Corporation a completed, written and signed questionnaire (in the form customarily used by the Corporation for its directors) with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person:

(a) is not and will not become a party to (i) any agreement, arrangement, or understanding with, and has not given any commitment or assurance to. any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "**Voting Commitment**") that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such persons' ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law;

(b) is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a director that has not been disclosed therein; and

(c) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would comply, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance. conflict of interest, confidentiality, and stock ownership and trading policies and guidelines of the Corporation.

ARTICLE XI. SPECIAL MEETINGS OF STOCKHOLDERS.

Unless otherwise required by law, special meetings of the stockholders for any purpose or purposes may be called only by (i) the Chairman. if any, of the Board of Directors, (ii) the Board of Directors, pursuant to a resolution approved by a majority of the entire Board of Directors. or (iii) the chief executive officer of the Corporation. The notice of a special meeting shall state the purpose or purposes of the special meeting. and the business to be conducted at the special meeting shall be limited to the purpose or purposes stated in the notice.

ARTICLE XII. LIMITATION OF LIABILITY.

12.1. **No Personal Liability.** To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; *provided,* that this provision shall not eliminate or limit the liability of a director: (i) for

any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve material misconduct or a knowing violation of law; (iii) under the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

12.2. Survival. Any repeal or modification of the foregoing provisions of this Article XIII by the stockholders of the Ccorporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE XIII. INDEMNIFICATION.

13.1. Permissible Indemnification. The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that he or she is or was a director, officer, employee, or agent of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer, employee, or agent at the request of the Corporation or any predecessor of the Corporation.

13.2. Extra-Statutory Indemnification. Without limiting any other provision of this Article XIII, the Corporation is authorized to the fullest extent permitted by applicable law to provide indemnification of (and advancement of expenses to) directors, officers, and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

13.3. Survival. Neither any amendment nor repeal of this Article XIII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article XIII, shall (a) eliminate or reduce the effect of this Article XIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article XIII, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision, (b) adversely affect any right or protection of any director, officer, or other agent of the corporation existing at the time of such amendment, repeal or modification, or (c) increase the liability of any director of the corporation with respect to any acts or omissions of such director, officer, or agent occurring prior to, such amendment, repeal or modification.

ARTICLE XIV. FORUM FOR DISPUTE RESOLUTION.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or the Corporation's Certificate of Incorporation or Bylaws, (iv) any action asserting a claim against the Corporation, its directors, officers, or employees governed by the internal affairs doctrine, or (v) any action to interpret,

apply, enforce, or determine the validity of the Corporation's Certificate of Incorporation or Bylaws, except for, as to each of (i) through (v) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article XIV shall be held to be invalid, illegal, or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality, and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XIV (including, without limitation, each portion of any sentence of this Article XIV containing any such provision held to be invalid, illegal, or unenforceable that is not itself held to be invalid, illegal, or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XV.

ARTICLE XV. BOOKS AND RECORDS.

The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Corporation.

ARTICLE XVI. RIGHT TO AMEND OR REPEAL CERTIFICATE.

The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

*****

This Restated Certificate, which amends, restates, and integrates the Corporation's (the Original Certificate, has been duly adopted pursuant to Sections 245 and s242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed as of March 4, 2025, by the undersigned duly appointed, elected, and acting officer of the Corporation who does hereby certify that this Restated Certificate is true and correct as of the date of his signature set forth below.

By: _Gabriel Bar_
_____
Gabriel Bar, Secretary

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Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

EXHIBIT B
BYLAWS

BE BELONG GROUP CORP

BYLAWS

ARTICLE I. CORPORATE OFFICES.

Section 1.1.   Registered Office and Agent. The registered office and agent of the corporation is set forth in the certificate of incorporation of the corporation filed with the State of Delaware, as may be amended by the corporation from time to time.

Section 1.2.   Other Offices. The board of directors may at any time establish other offices at any place or places, either within or outside of the State of Delaware, where the corporation is qualified to do business.

ARTICLE II. MEETINGS OF STOCKHOLDERS.

Section 2.1.   Place of Meetings. Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the board of directors. In the absence of any such designation, stockholders' meetings shall be held at the registered office of the corporation, or the board of directors may, in its sole discretion, determine that the meeting shall not be held at any place, but will instead be held solely by means of remote communication as provided under Section 211 of the Delaware General Corporation Law (the "**DGCL**").

Section 2.2.   Annual Meetings. The annual meeting of stockholders shall be held each year on a date and at a time designated by the board of directors, which date shall be within thirteen (13) months of the last annual meeting of the stockholders or, if no such meeting has been held, the date of incorporation. At the meeting, directors shall be elected, and any other proper business may be transacted.

Section 2.3.   Special Meetings.

(a)   A special meeting of the stockholders may be called at any time by the board of directors, the chair of the board, the chief executive officer or president, or by stockholders holding shares in the aggregate entitled to cast not less than 25 % of the votes at that meeting.

(b)   If a special meeting is called by any person or persons other than the board of directors, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by other facsimile transmission to the chair of the board, the chief executive officer or president or the secretary of the corporation. No business may be transacted at such special meeting other than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Section 2.4 and Section 2.5 of this Article II, that a meeting will be held at the time requested by the person or persons who called the meeting not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the board of directors may be held.

Section 2.4.   Notice of Stockholders' Meetings. All notices of meetings of stockholders shall be in the form of a writing or electronic transmission and shall be sent or otherwise given to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting in accordance with Section 2.5 of these bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting. The notice shall specify the place, date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called. The means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting shall also be provided in the notice.

Section 2.5.   Manner of Giving Notice; Affidavit of Notice. Notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at their address as it appears on the records of the corporation, or if electronically transmitted as provided in Section 8.1 of these bylaws. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given by mail or by a form of electronic transmission, as applicable, shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Section 2.6.   Quorum.

(a)   The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chair of the meeting or (ii) the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

(b)   When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any questions brought before such meeting, unless the question is one upon which, by express provision of the laws or of the certificate of incorporation, a different vote is required, in which case such express provision shall govern and control the decision of the question.

Section 2.7.   Adjourned Meeting; Notice. When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.8.   Conduct of Business. The chair of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such matters as the regulation of the manner of voting and the conduct of business.

Section 2.9.   Voting.

(a)   The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of these bylaws and subject to the provisions of Sections 217 and 218 of the DGCL (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements). Voting at meetings of stockholders need not be by written ballot and, unless otherwise required by law, need not be conducted by an inspector of election unless so determined by the holders of the shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person at such meeting.

(b)   Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder or by proxy for each share of the capital stock having voting power held by such stockholder.

Section 2.10. Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need to be specified in any written waiver of notice, or any waiver by electronic transmission, unless so required by the certificate of incorporation or these bylaws.

Section 2.11. Stockholder Action by Written Consent Without a Meeting.

(a)   Unless otherwise provided in the certificate of incorporation, any action required by this Article II to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (i) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and (ii) delivered to the corporation in accordance with DGCL Section 228(a).

(b)   Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the date the earliest dated consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section 2.11. A telegram, cablegram, electronic mail or

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other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section 2.11 to the extent permitted by law. Any such consent shall be delivered in accordance with DGCL Section 228(d)(1).

(c)   Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

(d)   Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law) as provided under DGCL Section 228(e). If the action which is consented to is such as would have required the filing of a certificate under any Section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in DGCL Section 228.

Section 2.12. Record Date for Stockholder Notice; Voting; Giving Consents. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

If the board of directors does not so fix a record date:

(a)   The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(b)   The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the board of directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the corporation; and

(c)   The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

Section 2.13. List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address (but not the electronic address or other electronic contact information) of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting (i) during ordinary business hours, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held or (ii) by a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting. If the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is only available to the stockholders. If the meeting is to be held at a place, then the list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

Section 2.14. Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for them by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may remain irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.

Section 2.15. S corporation election. The corporation may elect her is a small business under the Internal Revenue Code and can be elected as S corporations and as follows:

- Is a domestic corporation.
- Has 100 or less shareholders.
- Contains only one class of stock.
- Is not a financial, insurance, or domestic sales corporation.
- Does not have any nonresident alien shareholders.
- Ownership vests solely in shareholders that are individuals, estates, qualified trusts, or tax -exempt entities.

Section 2.16. Hybrid Meetings. The corporation may conduct any stockholder meeting as a hybrid meeting, allowing stockholders to participate either in person at a physical location or through remote communication means, provided that:

(i) The corporation implements reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder;

(ii) The corporation implements reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and

(iii) The corporation maintains a record of any vote or other action taken by a stockholder or proxyholder participating by means of remote communication.

(iv) The notice of meeting shall describe the means of remote communication through which stockholders and proxyholders may participate and vote; Both in-person and remote participants shall be counted toward quorum and shall have equal voting rights. The corporation shall provide technical support to ensure equitable participation; and in the event of technical difficulties, the chair may temporarily recess or adjourn the meeting until the difficulty is resolved.

ARTICLE III. DIRECTORS.

Section 3.1.   Powers. Subject to the provisions of the DGCL and any limitation in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors.

Section 3.2.   Number of Directors. The board of directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the board of directors.

Section 3.3.   Election, Qualification and Term of Office of Directors. Except as provided in Section 3.4 of these bylaws, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until their successor is elected and qualified or until their earlier resignation or removal.

Section 3.4.   Resignation and Vacancies. Any director may resign at any time upon notice given in writing or by electronic transmission to the attention of the secretary of the corporation. When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

Unless otherwise provided in the certificate of incorporation or these bylaws:

(a)   Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(b) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office or by a sole remaining director so elected.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any stockholder may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in DGCL Section 211.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 25% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of DGCL Section 211 as far as applicable.

Section 3.5.   Place of Meetings; Meetings by Telephone. The board of directors of the corporation may hold meetings, both regular and special, either within or outside the State of Delaware. Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.6.   Regular Meetings. Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

Section 3.7.   Special Meetings; Notice. Special meetings of the board of directors for any purpose or purposes may be called at any time by the chair of the board, the chief executive officer or president, any vice president, the secretary or any two (2) directors.

Notice of the time and place of special meetings shall be:

(a) delivered personally by hand, by courier or by telephone;

(b) sent by United States first-class mail, postage prepaid;

(c) sent by facsimile; or

(d) sent by electronic mail,

directed to each director at that director's address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the corporation's records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least forty-eight (48) hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four (4) days before the time the meeting is to be held. Any oral notice may be communicated to a director. The notice need not specify the place of the meeting (if the meeting is to be held at the corporation's principal executive office) nor the purpose of the meeting.

Section 3.8. **Quorum**. At all meetings of the board of directors, a majority of the authorized number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the board of directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

Section 3.9. **Waiver of Notice**. Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor other purpose of, any regular or special meeting of the directors, or a committee of directors, need to be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

Section 3.10. **Board Action by Written Consent Without a Meeting**. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission.

Section 3.11. **Fees and Compensation of Directors**. Unless otherwise restricted by the certificate of incorporation or these bylaws, the board of directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 3.12. **Approval of Loans to Officers**. The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a director of the corporation or its subsidiaries, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured or secured in such manner as the board of directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing contained in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

Section 3.13. Removal of Directors. Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

Section 3.14. Technology and Cybersecurity Oversight. The board of directors shall oversee the corporation's technology strategy and cybersecurity program, including: (i) Information security policies and procedures; (ii) Data privacy compliance; (iii) Cyber risk management and incident response; (iv) Digital transformation initiatives.

ARTICLE IV. COMMITTEES.

Section 4.1.   Committees of Directors. The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, with each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve, adopt or recommend to the stockholders any action or matter the DGCL expressly requires be submitted to the stockholders for approval, or (ii) adopt, amend or repeal the bylaws.

Section 4.2.   Committee Minutes. Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

Section 4.3.   Meetings and Action of Committees. Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Article III of these bylaws, Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum), Section 3.9 (waiver of notice), and Section 3.10 (action by written consent without a meeting), with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the board of directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the board of directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the board of directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The board of directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE V. OFFICERS.

Section 5.1.   Officers. The officers of the corporation shall be a chief executive officer, a president, a secretary, a chief financial officer, and a treasurer. The corporation may also have, at the discretion of the board of directors, a chair of the board, one or more vice presidents, one or more assistant vice presidents, one or more assistant secretaries, and one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws. Any number of offices may be held by the same person.

Section 5.2.   Appointment of Officers. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 or Section 5.5 of these bylaws, shall be appointed by the board of directors, subject to the rights, if any, of an officer under any contract of employment.

Section 5.3.   Subordinate Officers. The board of directors may appoint, or empower the chief executive officer or president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the board of directors may from time to time determine.

Section 5.4.   Removal and Resignation of Officers.

(a)   Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the board of directors at any regular or special meeting of the board or, except in the case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be conferred by the board of directors.

(b)   Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

Section 5.5.   Vacancies in Offices. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

Section 5.6.   Chair of the Board. The chair of the board, if such an officer be elected, shall, if present, preside at meetings of the board of directors and of the stockholders at which they shall be present, and exercise and perform such other powers and duties as may from time to time be assigned to the chair by the board of directors or as may be prescribed by these bylaws. If there is no chief executive officer or president, then the chair of the board shall also be the chief executive officer of the corporation and shall have the powers and duties prescribed in Section 5.7 of these bylaws.

Section 5.7.   Chief Executive Officer; President. Subject to such supervisory powers, if any, as may be given by the board of directors to the chair of the board, if there be such an officer, the chief executive officer or, if such title is not used or is vacant, the president shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction, and control of the business and the officers of the corporation. The chief executive officer or, if such title is not used or is vacant, the president shall, if present, preside at all meetings of the stockholders and, in the absence or nonexistence of a chair of the board, at all meetings of the board of directors, and shall have the general powers and duties of management usually vested in the office of chief executive officer or president of a corporation and such other powers and duties as may be prescribed by the board of directors or these bylaws. The chief executive officer or president shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation. For clarity, if there are both a chief executive officer and president who are not the same person, the president shall be rank next in line to perform all the duties of the chief executive officer and when so acting shall have all the powers of, and be subject to all the restrictions upon, the chief executive officer.

Section 5.8.   Vice Presidents. In the absence or disability of the chief executive officer or president, the vice presidents, if any, in order of their rank as fixed by the board of directors or, if not ranked, a vice president designated by the board of directors, shall perform all the duties of the chief executive officer or president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the chief executive officer or president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors, these bylaws, the chief executive officer or president or the chair of the board.

Section 5.9.   Secretary.

(a)   The secretary shall keep at the principal executive office of the corporation or such other place as the board of directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, whether regular or special (and, if special, how authorized and the notice given), the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

(b)   The secretary shall keep at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the board of directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares, and the number and date of cancellation of every certificate surrendered for cancellation.

(c)   The secretary shall give notice of all meetings of the stockholders and of the board of directors required to be given by law or by these bylaws. The secretary shall keep the seal of the corporation, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the board of directors or these bylaws.

Section 5.10. Chief Financial Officer; Treasurer.

(a) The chief financial officer or, if such title is not used or is vacant, the treasurer shall keep and maintain adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any director.

(b) The chief financial officer or, if such title is not used or is vacant, the treasurer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the board of directors. The chief financial officer or, if such title is not used or is vacant, the treasurer shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the chief executive officer or president and directors, whenever they request it, an account of all transactions as chief financial officer and of the financial condition of the corporation, and shall have other powers and perform such other duties as may be prescribed by the board of directors or these bylaws.

Section 5.11. Assistant Secretary. The assistant secretary, or, if there is more than one, the assistant secretaries in the order determined by the stockholders or board of directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of their inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as may be prescribed by the board of directors or these bylaws.

Section 5.12. Assistant Treasurer. The assistant treasurer, or, if there is more than one, the assistant treasurers, in the order determined by the stockholders or board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the chief financial officer or in the event of their inability or refusal to act, perform the duties and exercise the powers of the chief financial officer and shall perform such other duties and have such other powers as may be prescribed by the board of directors or these bylaws.

Section 5.13. Representation of Shares of Other Corporations. The chair of the board, the chief executive officer or president, any vice president, the chief financial officer, the secretary or assistant secretary of this corporation, or any other person authorized by the board of directors or the chief executive officer or president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

Section 5.14. Authority and Duties of Officers. In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the board of directors or the stockholders.

ARTICLE VI. INDEMNITY.

Section 6.1.   Third-Party Actions. Subject to the provisions of this Article VI, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that they are or were a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the corporation, which approval shall not be unreasonably withheld) actually and reasonably incurred in connection with such action, suit or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that their conduct was unlawful.

Section 6.2.   Actions by or in the Right of the Corporation. Subject to the provisions of this Article VI, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that they are or were a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Notwithstanding any other provision of this Article VI, no person shall be indemnified hereunder for any expenses or amounts paid in settlement with respect to any action to recover short-swing profits under Section 16(b) of the Securities Exchange Act of 1934, as amended.

Section 6.3.   Successful Defense. To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 6.1 or Section 6.2, or in defense of any claim, issue or matter therein, they shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith.

Section 6.4.   Determination of Conduct. Any indemnification under Section 6.1 or Section 6.2 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper in the circumstances because they have met the standard of conduct set forth in Section 6.1 or Section 6.2, as applicable. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding or (ii) if such quorum is not obtainable or, even if obtainable, as a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. Notwithstanding the foregoing, a director, officer, employee or agent of the corporation shall be entitled to contest any determination that the director, officer, employee or agent has not met the applicable standard of conduct set forth in Section 6.1 or Section 6.2 by petitioning a court of competent jurisdiction.

Section 6.5.   Payment of Expenses in Advance. Expenses incurred in defending a civil or criminal action, suit or proceeding, by an individual who may be entitled to indemnification pursuant to Section 6.1 or Section 6.2, shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that they are not entitled to be indemnified by the corporation as authorized in this Article VI.

Section 6.6.   Indemnity Not Exclusive. The indemnification and advancement of expenses provided by or granted pursuant to the other sections of this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office.

Section 6.7.   Insurance Indemnification. The corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against and incurred by them in any such capacity or arising out of their status as such, whether or not the corporation would have the power to indemnify them against such liability under the provisions of this Article VI.

Section 6.8.   The Corporation. For purposes of this Article VI, references to the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power and authority to indemnify its directors and officers, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under and subject to the provisions of this Article VI (including, without limitation, the provisions of Section 6.4) with respect to the resulting or surviving corporation as they would have with respect to such constituent corporation if its separate existence had continued.

Section 6.9.   Employee Benefit Plans. For purposes of this Article VI, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner they reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Article VI.

Section 6.10. Indemnity Fund. Upon resolution passed by the board of directors, the corporation may establish a trust or other designated account, grant a security interest or use other means (including, without limitation, a letter of credit), to ensure the payment of certain of its obligations arising under this Article VI and/or agreements which may be entered into between the corporation and its officers and directors from time to time.

Section 6.11. Indemnification of Other Persons. The provisions of this Article VI shall not be deemed to preclude the indemnification of any person who is not a director or officer of the corporation or is not serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, but whom the corporation has the power or obligation to indemnify under the provisions of the DGCL or otherwise. The corporation may, in its sole discretion, indemnify an employee, trustee or other agent as permitted by the DGCL. The corporation shall indemnify an employee, trustee or other agent where required by law.

Section 6.12. Savings Clause. If this Article VI or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each person entitled to indemnification hereunder against expenses (including attorney's fees), judgments, fines and amounts paid in settlement with respect to any action, suit, proceeding or investigation, whether civil, criminal or administrative, and whether internal or external, including a grand jury proceeding and an action or suit brought by or in the right of the corporation, to the full extent permitted by any applicable portion of this Article VI that shall not have been invalidated, or by any other applicable law.

Section 6.13. Continuation of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VI shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 6.14. Conflicts. No indemnification or advance shall be made under this Article VI, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a) That it would be inconsistent with a provision of the certificate of incorporation, these bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VII. RECORDS AND REPORTS.

Section 7.1.   Maintenance and Inspection of Records.

(a)   The corporation shall, either at its principal executive office or at such place or places as designated by the board of directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

(b)   Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent of the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent so to act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business.

(c)   A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least 10 days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

Section 7.2.   Inspection by Directors. Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to their position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger and the stock list, and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

Section 7.3.   Annual Statement to Stockholders. The board of directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

ARTICLE VIII. NOTICE BY ELECTRONIC TRANSMISSION.

Section 8.1.   Notice by Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the corporation under any provision of the DGCL, the certificate of incorporation, or

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the bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. A corporation may give a notice by electronic mail without obtaining the consent noted herein. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the corporation. Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that:

    (a)   the corporation is unable to deliver by electronic transmission two consecutive notices given by the corporation; and

    (b)   such inability becomes known to the secretary or an assistant secretary of the corporation or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

    (i)   if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

    (ai)   if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

    (bi)   if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

        Section 8.2.   Definition of Electronic Transmission. An "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

        Section 8.3.   Inapplicability. Notice by a form of electronic transmission shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

ARTICLE IX. GENERAL MATTERS.

        Section 9.1.   Checks. From time to time, the board of directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

        Section 9.2.   Execution of Corporate Contracts and Instruments. The board of directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the board of directors or within the agency power of an officer, no officer, agent, or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 9.3. **Stock Certificates; Partly Paid Shares**.

(bi) The shares of the corporation shall be represented by certificates, provided that the board of directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Notwithstanding the adoption of such a resolution by the board of directors, every holder of stock represented by certificates and upon request, every holder of uncertificated shares, shall be entitled to have a certificate signed by, or in the name of the corporation by, the chair or vice-chair of the board of directors, or the chief executive officer, the president or a vice president, and by the chief financial officer or the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if the individual were such officer, transfer agent or registrar at the date of issue.

(bj) The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

Section 9.4. **Special Designation on Certificates**. If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in DGCL Section 202, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

Section 9.5. **Lost Certificates**. Except as provided in this Section 9.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed, and the corporation may require the

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owner of the lost, stolen or destroyed certificate, or their legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 9.6.   Construction; Definitions. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

Section 9.7.   Dividends. The directors of the corporation, subject to any restrictions contained in (i) the DGCL or (ii) the corporation's certificate of incorporation, may declare and pay dividends upon the shares of its capital stock at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock. Before payment of any dividend, the directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may modify or abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

Section 9.8.   Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the board of directors and may be changed by the board of directors.

Section 9.9.   Seal. The corporation may adopt a corporate seal, which shall be adopted and which may be altered by the board of directors, and may use the same by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 9.10. Transfer of Stock Certificates; Recordation of Transfer. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation, or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction in its books.

Section 9.11. Stock Transfer Agreements. The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

Section 9.12. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

Section 9.13. Transfer Restrictions.

(bi)   Notwithstanding anything to the contrary, except as expressly permitted in this Section 9.13, a stockholder shall not transfer, whether by sale, gift or otherwise, any shares of the corporation's stock to any person unless such transfer is approved by the board of directors prior to such transfer, which approval may be granted or withheld in the board of directors' sole and absolute discretion. Any purported transfer of any shares of the corporation's stock effected in violation of this Section 9.13 shall be null and void and shall have no force or effect and the corporation shall not register any such purported transfer.

(bj) Any stockholder seeking the approval of the board of directors of a transfer of some or all of its shares shall give written notice thereof to the secretary of the corporation that shall include: (i) the name of the stockholder; (ii) the proposed transferee; (iii) the number of shares of the transfer of which approval is thereby requested; and (iv) the purchase price (if any) of the shares proposed for transfer. The corporation may require the stockholder to supplement its notice with such additional information as the corporation may request.

(bk) These transfer restrictions shall be subject to any applicable Shareholders or Founders Agreement among the corporation and its stockholders. In the event of any conflict between these bylaws and such Shareholder Agreement, the Shareholder Agreement shall govern and control. Any transfer in violation of an applicable Shareholder Agreement shall be void and of no effect.

Section 9.14. Conflicts with certificate of incorporation. In the event of any conflict between the provisions of the corporation's certificate of incorporation and these bylaws, the provisions of the certificate of incorporation shall govern.

Section 9.15. Digital Securities and Distributed Ledger Provisions. The corporation may adopt a system of issuance, recordation and transfer of its shares through distributed ledger technology, including blockchain ("Digital Securities System"), provided that: (i) The Digital Securities System can reliably establish record ownership; (ii) Records are capable of being converted to readable paper form; (iii) The system includes appropriate security and access protocols.

ARTICLE X. AMENDMENTS.

These bylaws may be adopted, amended, or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend, or repeal these bylaws.

ARTICLE XI. FORUM FOR DISPUTE RESOLUTION.

Section 11.1. Exclusive Forum. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders, (iii) any action asserting a claim against the corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or the corporation's certificate of incorporation or bylaws, (iv) any action asserting a claim against the corporation, its directors, officers or employees governed by the internal affairs

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doctrine, or (v) any action to interpret, apply, enforce or determine the validity of the corporation's certificate of incorporation or bylaws, except for, as to each of (i) through (v) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

Section 11.2. Savings Clause. If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Section 11.3. Deemed Notice to Holders of Stock. Any person or entity purchasing or otherwise acquiring any interest in shares of stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article XI.


CERTIFICATE OF SECRETARY


The undersigned Secretary of Be Belong Group Corp certifies that these Bylaws constitute the bylaws of the corporation duly adopted and approved as follows:

Adopted by Board:
March 13, 2025
Effective Time:
March 13, 2025

By: _Gabriel Bar_
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾

Name: Gabriel Bar

Title: Secretary

Date: March 13, 2025



Audit Trail

Document Details

Title	BE BELONG GROUP CORP DE Bylaws v01.docx
File Name	BE BELONG GROUP CORP DE Bylaws v01.docx
Document ID	e4fe14e46ee1430b988df7300e05c60c
Fingerprint	d782bda0dff9c4584fca0ced85d0a258
Status	Completed

Document History

Document Created	Document Created by Moshe Goldzweig (moshe@go-law.co.il) Fingerprint: ef00b85fa77fcadffa82f357015cd136	Mar 13 2025 08:00PM UTC
Document Sent	Document Sent to Gabriel Bar (gabriel@wishfulworld.net)	Mar 13 2025 08:00PM UTC
Document Viewed	Document Viewed by Gabriel Bar (gabriel@wishfulworld.net) IP: 104.6.73.69	Mar 13 2025 08:48PM UTC
Document Signed	Document Signed by Gabriel Bar (gabriel@wishfulworld.net) IP: 104.6.73.69 *Gabriel Bar*	Mar 13 2025 08:48PM UTC
Document Completed	This document has been completed. Fingerprint: d782bda0dff9c4584fca0ced85d0a258	Mar 13 2025 08:48PM UTC

Processed by **xodo sign**



Audit Trail

Document Details

Title	1-5.pdf, Be Belong - A&R COI - Delaware Filed with SOS.pdf, 6.pdf, [completed] BE BELONG GROUP CORP DE Bylaws v01.docx.pdf
File Name	1-5.pdf, Be Belong - A&R COI - Delaware Filed with SOS.pdf, 6.pdf, [completed] BE BELONG GROUP CORP DE Bylaws v01.docx.pdf
Document ID	13d82744dc6d4134b9fef42356e36213
Fingerprint	92be246e05953edb040986e14ff73477
Status	Completed

Document History

Document Created	Document Created by Moshe Goldzweig (moshe@go-law.co.il) Fingerprint: a62f13eaa99ca6a014fa91811cad4768	Mar 13 2025 09:17PM UTC
Document Sent	Document Sent to Gabriel Bar (gabriel@wishfulworld.net)	Mar 13 2025 09:17PM UTC
Document Sent	Document Sent to Shani Bar (shani@dealestate.ai)	Mar 13 2025 09:17PM UTC
Document Sent	Document Sent to Bella Cohen (bella@dealestate.ai)	Mar 13 2025 09:17PM UTC
Document Viewed	Document Viewed by Bella Cohen (bella@dealestate.ai) IP: 162.196.255.48	Mar 14 2025 04:05PM UTC
Document Signed	Document Signed by Bella Cohen (bella@dealestate.ai) IP: 162.196.255.48 *Bella Cohen*	Mar 14 2025 04:06PM UTC
Document Viewed	Document Viewed by Gabriel Bar (gabriel@wishfulworld.net) IP: 75.220.111.238	Mar 21 2025 03:06AM UTC
Document Signed	Document Signed by Gabriel Bar (gabriel@wishfulworld.net) IP: 75.220.111.238 *Gabriel Bar*	Mar 21 2025 03:07AM UTC

Document Viewed	Document Viewed by Shani Bar (shani@dealestate.ai) IP: 75.220.111.238	Mar 23 2025 11:05PM UTC
Document Viewed	Document Viewed by Shani Bar (shani@dealestate.ai) IP: 74.125.216.192	Mar 23 2025 11:05PM UTC
Document Signed	Document Signed by Shani Bar (shani@dealestate.ai) IP: 75.220.111.238 *Shani Bar*	Mar 23 2025 11:05PM UTC
Document Completed	This document has been completed. Fingerprint: 92be246e05953edb040986e14ff73477	Mar 23 2025 11:05PM UTC

Processed by **xodo sign**

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

ACTION BY WRITTEN CONSENT
OF THE STOCKHOLDERS
OF
BE BELONG GROUP CORP

The undersigned stockholders of **BE BELONG GROUP CORP**, a Delaware corporation (the "***Company***"), pursuant to Section 228 of the Delaware General Corporation Law, hereby adopt and approve the following resolutions and the taking of the actions referred to in such resolutions, it being agreed that these resolutions will be effective only after such actions have been approved by the Company's Board of Directors to the extent that such actions require the approval of the Company's Board of Directors, provided that such later effectiveness shall not exceed 60 days from the earliest date of delivery of this Action by Written Consent:

AMENDMENT AND RESTATEMENT OF CERTIFICATE OF INCORPORATION

> **WHEREAS**, the Company's Board of Directors (the "***Board***") has approved the amendment and restatement of the Company's Certificate of Incorporation in the form attached hereto as **EXHIBIT A** (the "***Restated Certificate***") that, among other things:

> (i) Increases the number of authorized shares of the Company's common stock to 50,000,000 (fifty million) shares with a par value of $0.00001 per share (the "Common Stock").;

> (ii) Authorizes the issuance of 20,000,000 shares of Common Stock with a par value of $0.00001; and

> (iii) Designates the remaining 30,000,000 shares of the Company's Common Stock as authorized but unissued Stock; and

> (iv) Sets forth the rights, privileges and preferences of the Common Stock.

> **WHEREAS**, the undersigned stockholders agree with the Board that it is in the best interests of the Company to amend and restate the Company's Certificate of Incorporation, as contemplated by the Restated Certificate.

> **RESOLVED**, that the Restated Certificate be, and it hereby is, adopted and approved;

> **RESOLVED FURTHER**, that the officers of the Company be, and each of them hereby is, authorized and directed to execute the Restated Certificate on behalf of the Company and to file the Restated Certificate with the Delaware Secretary of State in the form and manner as required by the laws of the State of Delaware; and

> **RESOLVED FURTHER**, that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to take such further actions and execute such documents as may be necessary or appropriate in order to implement the foregoing resolutions.

1

APPROVAL OF THE COMMON STOCK ISSUANCE

WHEREAS, the Board believes it is in the best interests of the Company to issue and sell up to 20,000,000 shares of Common Stock (the "**Stock Issuance**"); and

WHEREAS, after careful consideration, the undersigned stockholders have determined that the terms and conditions of the Stock Issuance are just and equitable and fair as to the Company and that it is in the best interests of the Company and the stockholders of the Company to enter into the Stock Issuance subject to the terms and conditions agreed upon by the parties.

RESOLVED, that the Common Stock Purchase Agreement by and among the Company and the Purchasers (as defined therein) in substantially the form drafted bo the Company (the "Purchase Agreement"), providing for, among other things, the issuance and sale by the Company of up to 20,000,000 shares of Common Stock at a cash purchase price, which may be paid in cash, conversion of indebtedness or convertible securities, any other lawful form of consideration or any combination thereof, be, and it hereby is, approved in all respects;

RESOLVED FURTHER, that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to execute and deliver the Purchase Agreement, and any and all other agreements, certificates or documents required or contemplated by the Purchase Agreement or deemed necessary or appropriate in connection therewith, and to take all actions deemed necessary or appropriate to cause the Company's obligations thereunder to be performed; and

RESOLVED FURTHER, that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to negotiate or otherwise cause such additions, modifications, amendments or deletions to be made to the Purchase Agreement, and such other agreements, certificates or documents, as any such officer may approve, and the execution and delivery thereof by such officer shall be deemed conclusive evidence of the approval of any such addition, modification, amendment or deletion.

GENERAL AUTHORIZING RESOLUTION

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to take such further actions and execute such documents as may be necessary or appropriate in order to implement the foregoing resolutions.

[SIGNATURE PAGE FOLLOW]

This Action by Written Consent shall be filed with the minutes of the proceedings of the Company's stockholders.

The undersigned has executed this Action by Written Consent as of the date set forth adjacent to such signatory's name below. Any copy, facsimile, .PDF or other reliable reproduction of this Action by Written Consent may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile, .PDF or other reproduction be a complete reproduction of the entire original writing.

IN WITNESS WHEREOF, the undersigned have executed this written consent as of the date set forth below.

STOCKHOLDERS:

Name of Individual: Shani Bar

Signed By: _Shani Bar_   Date: March 4, 2025
Printed Name: Shani Bar

Name of Individual: Gabriel Bar

Signed By: _Gabriel Bar_   Date: March 4, 2025
Printed Name: Gabriel Bar

Name of Individual: Bella Cohen

Signed By: _Bella Cohen_   Date: March 4, 2025

Printed Name: Bella Cohen

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

EXHIBIT A

RESTATED CERTIFICATE

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Be Belong Group Corp (the "**Corporation**"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware ("**DGCL**"), does hereby certify:

A.   Pursuant to Sections 245 and 242 of the DGCL, this Amended and Restated Certificate of Incorporation (the "**Restated Certificate**"), amends, restates, and integrates the Corporation's original Certificate of Incorporation filed with the Secretary of State of the State of Delaware on February 5, 2025 (the "**Original Certificate**"), in its entirety, to read as follows:

ARTICLE I. NAME.

The name of the Corporation is **Be Belong Group Corp**

ARTICLE II. REGISTERED OFFICE AND AGENT.

The address of the Corporation's registered office in the State of Delaware is to be located at 1521 Concord Pike, Suite 201, Wilmington DE 19803 The registered agent in charge thereof is United Agent Group Inc.

ARTICLE III. PURPOSE.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV. EFFECTIVE DATE.

This Restated Certificate shall be effective upon its acceptance for filing by the Delaware Secretary of State under the DGCL.

ARTICLE V. CAPITAL STOCK.

5.1.   **Authorized Classes and Number of Shares**. The Corporation is authorized to issue fifty million (50,000,000) shares of Common Stock with a par value of $0.00001 per share (the "Common Stock"). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock, voting together as a single class. All shares of the Corporation's Common Stock that are issued and outstanding as of the effective date hereof shall remain designated as Common Stock on the books and records of the Corporation.

5.2.   **Common Stock**. A statement of the designations of the Common Stock and the powers, preferences, rights, qualifications, limitations, or restrictions thereof is as follows:

(a) Voting Rights. Each holder of shares of Common Stock shall be entitled to one (1) vote for each share of Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(b) Dividends. The holders of Common Stock shall be entitled to receive dividends and other distributions of cash, property, or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor.

(c) Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of the Corporation, the holders of Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

(d) Subdivision or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of Common Stock, all shares of Common Stock will be subdivided or combined in the same manner.

ARTICLE VI. DURATION.

The Corporation is to have perpetual existence.

ARTICLE VII. DIRECTORS.

7.1.   Number. Subject to any rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors of the Corporation which shall constitute the entire Board of Directors shall consist of not less than one (1) and not more than seven (7) directors as fixed from time to time solely by resolution of a majority of the total number of directors that the Corporation would have if there were no vacancies.

7.2.   Newly Created Directorships and Vacancies. Except as otherwise required by law and subject to this Certificate of Incorporation, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors shall be filled solely by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified, or the earlier of such director's death, resignation, or removal.

7.3.   Ballots. Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

7.4.   Removal of Directors. Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. If a director was elected by a class or series of shares, only the holders of shares of that class or series may participate in the vote to remove that director.

ARTICLE VIII. BYLAWS.

8.1. **Board of Directors**. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, make, alter, amend, restate, rescind, or repeal the Bylaws of the Corporation without any action on the part of the stockholders.

8.2. **Stockholders**. The stockholders shall also have the power to adopt, make, alter, amend, restate, rescind, or repeal the Bylaws of the Corporation.

ARTICLE IX. MEETINGS OF STOCKHOLDERS.

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide.

ARTICLE X. NOMINATIONS AND PROPOSALS FOR ANNUAL MEETINGS.

10.1. **Nominations and Proposals**. Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors, or (iii) by any stockholder of the Corporation who (A) was a stockholder of record at the time of giving of the notice provided for in this Article X and at the time of the annual meeting, (B) is entitled to vote with respect to such matter at the meeting, and (C) complies with the notice procedures set forth in this Article X. At any annual meeting of stockholders, the presiding officer of such meeting may announce the nominations and other business to be considered which are set forth in the Corporation's notice of meeting and proxy statement and, by virtue thereof, such nominations and other business so announced shall be properly brought before such meeting and may be considered and voted upon by the stockholders of the Corporation entitled to vote threat without further requirement of nomination, motion, or second.

10.2. **Notice**. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 10.1, the stockholder making such nominations or proposing such other business must theretofore have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the ninetieth (90th) day nor earlier than the one hundred and twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting; *provided*, that in the event that the date of the annual meeting is more than thirty (30) days before or more than or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. To be in proper form, a stockholder's notice to the Secretary must:

(a) set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, if any, (B)

the class or series and number of shares of the Corporation that are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner, if any, as of the date of such notice (which information shall be supplemented by such stockholder and beneficial owner not later than ten (10) days after the record date for the meeting to disclose such ownership as of the record date), and (C) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "**Exchange Act**");

(b)   if the notice relates to any business other than the nomination of a director that the stockholder proposes to bring before the meeting, set forth (A) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such stockholder and beneficial owner, if any, in such business, and (B) a description of all agreements, arrangements, and understandings between such stockholder and beneficial owner and any other person or persons (including their names) in connection with the proposal of such business by such stockholder;

(c)   set forth, as to each person, if any, whom the stockholder proposes to nominate for election or reelection as a director (A) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (B) a description of all direct and indirect compensation and other monetary agreements, arrangements and understandings during the past three (3) years, and any other relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant (collectively, the "**Disclosable Interests**"); and

(d)   with respect to each nominee for election or re-election to the Board of Directors, include the completed and signed questionnaire, representation, and agreement required by Section 10.4. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee.

10.3.   Nominees for Newly Created and Vacant Directorships. Notwithstanding anything in the second sentence of Section 10.2 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at an annual meeting is increased, whether by increase in the size of the Board of Directors, or by any vacancy in the Board of Directors to be filled at such annual meeting, and there is no public announcement by the Corporation naming all of the nominees for directors or specifying the size of the increased Board of Directors at least sixty (60) days prior to the first anniversary of the preceding year's annual

meeting, a stockholder's notice required by this Article X shall also be considered timely, but only with respect to nominees for any such vacant positions and for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

10.4. Nominee Eligibility. To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Sections 10.2 and 10.3 to the Secretary of the Corporation at the principal executive offices of the Corporation a completed, written and signed questionnaire (in the form customarily used by the Corporation for its directors) with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person:

(a) is not and will not become a party to (i) any agreement, arrangement, or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "**Voting Commitment**") that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such persons' ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law;

(b) is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a director that has not been disclosed therein; and

(c) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would comply, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines of the Corporation.

ARTICLE XI. SPECIAL MEETINGS OF STOCKHOLDERS.

Unless otherwise required by law, special meetings of the stockholders for any purpose or purposes may be called only by (i) the Chairman, if any, of the Board of Directors, (ii) the Board of Directors, pursuant to a resolution approved by a majority of the entire Board of Directors, or (iii) the chief executive officer of the Corporation. The notice of a special meeting shall state the purpose or purposes of the special meeting, and the business to be conducted at the special meeting shall be limited to the purpose or purposes stated in the notice.

ARTICLE XII. LIMITATION OF LIABILITY.

12.1. No Personal Liability. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; *provided*, that this provision shall not eliminate or limit the liability of a director: (i) for

any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve material misconduct or a knowing violation of law; (iii) under the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

12.2.   **Survival**. Any repeal or modification of the foregoing provisions of this Article XIII by the stockholders of the Ccorporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

<h3 style="text-align:center">ARTICLE XIII. INDEMNIFICATION.</h3>

13.1.   **Permissible Indemnification**. The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that he or she is or was a director, officer, employee, or agent of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer, employee, or agent at the request of the Corporation or any predecessor of the Corporation.

13.2.   **Extra-Statutory Indemnification**. Without limiting any other provision of this Article XIII, the Corporation is authorized to the fullest extent permitted by applicable law to provide indemnification of (and advancement of expenses to) directors, officers, and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

13.3.   **Survival**. Neither any amendment nor repeal of this Article XIII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article XIII, shall (a) eliminate or reduce the effect of this Article XIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article XIII, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision, (b) adversely affect any right or protection of any director, officer, or other agent of the corporation existing at the time of such amendment, repeal or modification, or (c) increase the liability of any director of the corporation with respect to any acts or omissions of such director, officer, or agent occurring prior to, such amendment, repeal or modification.

<h3 style="text-align:center">ARTICLE XIV. FORUM FOR DISPUTE RESOLUTION.</h3>

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or the Corporation's Certificate of Incorporation or Bylaws, (iv) any action asserting a claim against the Corporation, its directors, officers, or employees governed by the internal affairs doctrine, or (v) any action to interpret,

apply, enforce, or determine the validity of the Corporation's Certificate of Incorporation or Bylaws, except for, as to each of (i) through (v) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article XIV shall be held to be invalid, illegal, or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality, and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XIV (including, without limitation, each portion of any sentence of this Article XIV containing any such provision held to be invalid, illegal, or unenforceable that is not itself held to be invalid, illegal, or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XV.

ARTICLE XV. BOOKS AND RECORDS.

The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Corporation.

ARTICLE XVI. RIGHT TO AMEND OR REPEAL CERTIFICATE.

The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

*****

This Restated Certificate, which amends, restates, and integrates the Corporation's (the Original Certificate, has been duly adopted pursuant to Sections 245 and s242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed as of **March 4, 2025**, by the undersigned duly appointed, elected, and acting officer of the Corporation who does hereby certify that this Restated Certificate is true and correct as of the date of his signature set forth below.

By: *Gabriel Bar*
_____
Gabriel Bar, Secretary



Audit Trail

Document Details

Title	WRITTEN CONSENT STOCKHOLDERS.pdf
File Name	WRITTEN CONSENT STOCKHOLDERS.pdf
Document ID	6cc06946dfe04890baa801a98871ce7c
Fingerprint	7d060c65c8425e86c3665e83e5479a3e
Status	Completed

Document History

Document Created	Document Created by Moshe Goldzweig (moshe@go-law.co.il) Fingerprint: 298c338e927c9f2d4eff288e0f837e9a	Mar 04 2025 03:43PM UTC
Document Sent	Document Sent to Gabriel Bar (gabriel@wishfulworld.net)	Mar 04 2025 03:43PM UTC
Document Sent	Document Sent to Bella Cohen (bella@dealestate.ai)	Mar 04 2025 03:43PM UTC
Document Sent	Document Sent to Shani Bar (shani@dealestate.ai)	Mar 04 2025 03:43PM UTC
Document Viewed	Document Viewed by Gabriel Bar (gabriel@wishfulworld.net) IP: 104.6.73.69	Mar 04 2025 04:30PM UTC
Document Signed	Document Signed by Gabriel Bar (gabriel@wishfulworld.net) IP: 104.6.73.69 *Gabriel Bar*	Mar 04 2025 04:30PM UTC
Document Viewed	Document Viewed by Bella Cohen (bella@dealestate.ai) IP: 104.6.73.69	Mar 04 2025 05:14PM UTC
Document Signed	Document Signed by Bella Cohen (bella@dealestate.ai) IP: 104.6.73.69 *Bella Cohen*	Mar 04 2025 05:15PM UTC
Document Viewed	Document Viewed by Shani Bar (shani@dealestate.ai) IP: 75.220.111.238	Mar 23 2025 11:06PM UTC

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

Document Signed by Shani Bar (shani@dealestate.ai)
IP: 75.220.111.238

Document Signed

Shani Bar

Mar 23 2025
11:06PM UTC

Document Completed

This document has been completed.
Fingerprint: 7d060c65c8425e86c3665e83e5479a3e

Mar 23 2025
11:06PM UTC

Processed by **xodo sign**

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A



Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BE BELONG GROUP CORP", FILED IN THIS OFFICE ON THE SEVENTH DAY OF MARCH, A.D. 2025, AT 12:05 O`CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

10090773 8100
SR# 20250965944

Authentication: 203138375
Date: 03-11-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:05 PM 03/07/2025
FILED 12:05 PM 03/07/2025
SR 20250965944 - File Number 10090773

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Be Belong Group Corp (the "**Corporation**"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware ("**DGCL**"), does hereby certify:

A.   Pursuant to Sections 245 and 242 of the DGCL, this Amended and Restated Certificate of Incorporation (the "**Restated Certificate**"), amends, restates, and integrates the Corporation's original Certificate of Incorporation filed with the Secretary of State of the State of Delaware on February 5, 2025 (the "**Original Certificate**"), in its entirety, to read as follows:

ARTICLE I. NAME.

The name of the Corporation is **Be Belong Group Corp**

ARTICLE II. REGISTERED OFFICE AND AGENT.

The address of the Corporation's registered office in the State of Delaware is to be located at 1521 Concord Pike, Suite 201, Wilmington, DE 19803 County of New Castle. The registered agent in charge thereof is United Agent Group Inc.

ARTICLE III. PURPOSE.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV. EFFECTIVE DATE.

This Restated Certificate shall be effective upon its acceptance for filing by the Delaware Secretary of State under the DGCL.

ARTICLE V. CAPITAL STOCK.

5.1.   **Authorized Classes and Number of Shares.** The Corporation is authorized to issue fifty million (50,000,000) shares of Common Stock with a par value of $0.00001 per share (the "Common Stock"). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock, voting together as a single class. All shares of the Corporation's Common Stock that are issued and outstanding as of the effective date hereof shall remain designated as Common Stock on the books and records of the Corporation.

5.2.   **Common Stock.** A statement of the designations of the Common Stock and the powers, preferences, rights, qualifications, limitations, or restrictions thereof is as follows:

(a) Voting Rights. Each holder of shares of Common Stock shall be entitled to one (1) vote for each share of Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(b) Dividends. The holders of Common Stock shall be entitled to receive dividends and other distributions of cash, property, or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor.

(c) Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of the Corporation, the holders of Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

(d) Subdivision or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of Common Stock, all shares of Common Stock will be subdivided or combined in the same manner.

ARTICLE VI. DURATION.

The Corporation is to have perpetual existence.

ARTICLE VII. DIRECTORS.

7.1. **Number.** Subject to any rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors of the Corporation which shall constitute the entire Board of Directors shall consist of not less than one (1) and not more than seven (7) directors as fixed from time to time solely by resolution of a majority of the total number of directors that the Corporation would have if there were no vacancies.

7.2. **Newly Created Directorships and Vacancies.** Except as otherwise required by law and subject to this Certificate of Incorporation, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors shall be filled solely by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified, or the earlier of such director's death, resignation, or removal.

7.3. **Ballots.** Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

7.4. **Removal of Directors.** Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. If a director was elected by a class or series of shares, only the holders of shares of that class or series may participate in the vote to remove that director.

ARTICLE VIII. BYLAWS.

8.1. **Board of Directors.** In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, make, alter, amend, restate, rescind, or repeal the Bylaws of the Corporation without any action on the part of the stockholders.

8.2. **Stockholders.** The stockholders shall also have the power to adopt, make, alter, amend, restate, rescind, or repeal the Bylaws of the Corporation.

ARTICLE IX. MEETINGS OF STOCKHOLDERS.

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide.

ARTICLE X. NOMINATIONS AND PROPOSALS FOR ANNUAL MEETINGS.

10.1. **Nominations and Proposals.** Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors, or (iii) by any stockholder of the Corporation who (A) was a stockholder of record at the time of giving of the notice provided for in this Article X and at the time of the annual meeting, (B) is entitled to vote with respect to such matter at the meeting, and (C) complies with the notice procedures set forth in this Article X. At any annual meeting of stockholders, the presiding officer of such meeting may announce the nominations and other business to be considered which are set forth in the Corporation's notice of meeting and proxy statement and, by virtue thereof, such nominations and other business so announced shall be properly brought before such meeting and may be considered and voted upon by the stockholders of the Corporation entitled to vote thereat without further requirement of nomination, motion, or second.

10.2. **Notice.** For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 10.1, the stockholder making such nominations or proposing such other business must theretofore have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the ninetieth (90th) day nor earlier than the one hundred and twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting; *provided*, that in the event that the date of the annual meeting is more than thirty (30) days before or more than or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. To be in proper form, a stockholder's notice to the Secretary must:

(a)   set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, if any, (B)

3

the class or series and number of shares of the Corporation that are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner, if any, as of the date of such notice (which information shall be supplemented by such stockholder and beneficial owner not later than ten (10) days after the record date for the meeting to disclose such ownership as of the record date), and (C) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "**Exchange Act**");

(b)   if the notice relates to any business other than the nomination of a director that the stockholder proposes to bring before the meeting, set forth (A) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such stockholder and beneficial owner, if any, in such business, and (B) a description of all agreements, arrangements, and understandings between such stockholder and beneficial owner and any other person or persons (including their names) in connection with the proposal of such business by such stockholder;

(c)   set forth, as to each person, if any, whom the stockholder proposes to nominate for election or reelection as a director (A) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (B) a description of all direct and indirect compensation and other monetary agreements, arrangements and understandings during the past three (3) years, and any other relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant (collectively, the "**Disclosable Interests**"); and

(d)   with respect to each nominee for election or re-election to the Board of Directors, include the completed and signed questionnaire, representation, and agreement required by Section 10.4. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee.

10.3. **Nominees for Newly Created and Vacant Directorships.** Notwithstanding anything in the second sentence of Section 10.2 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at an annual meeting is increased, whether by increase in the size of the Board of Directors, or by any vacancy in the Board of Directors to be filled at such annual meeting, and there is no public announcement by the Corporation naming all of the nominees for directors or specifying the size of the increased Board of Directors at least sixty (60) days prior to the first anniversary of the preceding year's annual

meeting, a stockholder's notice required by this Article X shall also be considered timely, but only with respect to nominees for any such vacant positions and for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

10.4. **Nominee Eligibility.** To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Sections 10.2 and 10.3 to the Secretary of the Corporation at the principal executive offices of the Corporation a completed, written and signed questionnaire (in the form customarily used by the Corporation for its directors) with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person:

(a)   is not and will not become a party to (i) any agreement, arrangement, or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "**Voting Commitment**") that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such persons' ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law;

(b)   is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a director that has not been disclosed therein; and

(c)   in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would comply, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines of the Corporation.

ARTICLE XI. SPECIAL MEETINGS OF STOCKHOLDERS.

Unless otherwise required by law, special meetings of the stockholders for any purpose or purposes may be called only by (i) the Chairman, if any, of the Board of Directors, (ii) the Board of Directors, pursuant to a resolution approved by a majority of the entire Board of Directors, or (iii) the chief executive officer of the Corporation. The notice of a special meeting shall state the purpose or purposes of the special meeting, and the business to be conducted at the special meeting shall be limited to the purpose or purposes stated in the notice.

ARTICLE XII. LIMITATION OF LIABILITY.

12.1. **No Personal Liability.** To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; *provided,* that this provision shall not eliminate or limit the liability of a director: (i) for

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any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve material misconduct or a knowing violation of law; (iii) under the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

12.2. Survival. Any repeal or modification of the foregoing provisions of this Article XIII by the stockholders of the Ccorporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE XIII. INDEMNIFICATION.

13.1. Permissible Indemnification. The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that he or she is or was a director, officer, employee, or agent of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer, employee, or agent at the request of the Corporation or any predecessor of the Corporation.

13.2. Extra-Statutory Indemnification. Without limiting any other provision of this Article XIII, the Corporation is authorized to the fullest extent permitted by applicable law to provide indemnification of (and advancement of expenses to) directors, officers, and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

13.3. Survival. Neither any amendment nor repeal of this Article XIII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article XIII, shall (a) eliminate or reduce the effect of this Article XIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article XIII, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision, (b) adversely affect any right or protection of any director, officer, or other agent of the corporation existing at the time of such amendment, repeal or modification, or (c) increase the liability of any director of the corporation with respect to any acts or omissions of such director, officer, or agent occurring prior to, such amendment, repeal or modification.

ARTICLE XIV. FORUM FOR DISPUTE RESOLUTION.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or the Corporation's Certificate of Incorporation or Bylaws, (iv) any action asserting a claim against the Corporation, its directors, officers, or employees governed by the internal affairs doctrine. or (v) any action to interpret,

6

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apply, enforce, or determine the validity of the Corporation's Certificate of Incorporation or Bylaws, except for, as to each of (i) through (v) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article XIV shall be held to be invalid, illegal, or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality. and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XIV (including, without limitation, each portion of any sentence of this Article XIV containing any such provision held to be invalid, illegal. or unenforceable that is not itself held to be invalid, illegal, or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XV.

ARTICLE XV. BOOKS AND RECORDS.

The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Corporation.

ARTICLE XVI. RIGHT TO AMEND OR REPEAL CERTIFICATE.

The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

*****

This Restated Certificate, which amends, restates, and integrates the Corporation's (the Original Certificate, has been duly adopted pursuant to Sections 245 and s242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed as of March 4, 2025, by the undersigned duly appointed, elected, and acting officer of the Corporation who does hereby certify that this Restated Certificate is true and correct as of the date of his signature set forth below.

By: *Gabriel Bar*

Gabriel Bar, Secretary

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Service Request# 20250965944



State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

90025547
MOSHE GOLDZWEIG

03-11-2025

DESCRIPTION	AMOUNT

10090773 - BE BELONG GROUP CORP
0245E Restated Stock

Amendment Fee	$30.00
Receiving/Indexing	$115.00
Surcharge Assessment-New Castle County	$6.00
Page Assessment-New Castle County	$72.00
Data Entry Fee	$5.00
Court Municipality Fee, Wilm.	$40.00
Expedite Fee, 24 Hour	$100.00

10090773 - BE BELONG GROUP CORP
8100 Certified Copy - 1 Copies

Certification Fee	$50.00

10090773 - BE BELONG GROUP CORP
 Entity Status - Short Form

Certification Fee	$50.00
Expedite Fee, 24 Hour	$40.00
TOTAL CHARGES	$508.00
TOTAL PAYMENTS	$508.00
BALANCE	$0.00

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State of Delaware
Secretary of State
Division of Corporations
Delivered 03:24 PM 02/05/2025
FILED 03:24 PM 02/05/2025
SR 20250404723 - File Number 10090773

CERTIFICATE OF INCORPORATION

OF

BE BELONG GROUP CORP

FIRST: The name of the corporation is Be Belong Group Corp

SECOND: The address of the corporation's registered office in the State of Delaware is 1521 Concord Pike, Suite 201, Wilmington, DE 19803, County of New Castle. The name of its registered agent at such address is United Agent Group Inc.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of authorized shares of stock the corporation is authorized to issue is 1,500. All shares are to be without par value, common stock.

FIFTH: The incorporator of the corporation is Computershare Entity Solutions (Delaware) Ltd., 1521 Concord Pike, Suite 201, Wilmington, DE 19803.

SIXTH: A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended.

SEVENTH: The powers of the incorporator are to terminate upon filing of this Certificate of Incorporation. The names and addresses of the individuals who are to serve as the directors until the first annual meeting of the stockholders of the corporation or until successors are elected and qualified, are:

Bella Cohen
3400 South Centinela Ave Apt 12
Los Angeles, CA, 90066

Gabriel Bar
19260 NE 22nd Avenue
North Miami Beach, FL 33180

Shani Bar
19260 NE 22nd Avenue
North Miami Beach, FL 33180

The undersigned incorporator acknowledges that this Certificate of Incorporation is his act and deed on this 5th day of February, 2025.

/S/ Curtis Sweltz

Computershare Entity Solutions (Delaware) Ltd. - Incorporator
By: Curtis Sweltz - Special Secretary

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 DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH   45999-0023

Date of this notice: 02-13-2025

Employer Identification Number:
33-3424384

Form: SS-4

Number of this notice: CP 575 A

BE BELONG GROUP CORP
323 SUNNY ISLES BLVD FL 7TH
SUNNY ISL BCH, FL 33160

For assistance you may call us at:
1-800-829-4933

IF YOU WRITE, ATTACH THE
STUB AT THE END OF THIS NOTICE.

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER

     Thank you for applying for an Employer Identification Number (EIN). We assigned you
EIN 33-3424384. This EIN will identify you, your business accounts, tax returns, and
documents, even if you have no employees. Please keep this notice in your permanent
records.

     Taxpayers request an EIN for their business. Some taxpayers receive CP575 notices when
another person has stolen their identity and are opening a business using their information.
If you did **not** apply for this EIN, please contact us at the phone number or address listed
on the top of this notice.

     When filing tax documents, making payments, or replying to any related correspondence,
it is very important that you use your EIN and complete name and address exactly as shown
above. Any variation may cause a delay in processing, result in incorrect information in
your account, or even cause you to be assigned more than one EIN. If the information is
not correct as shown above, please make the correction using the attached tear-off stub
and return it to us.

     Based on the information received from you or your representative, you must file
the following forms by the dates shown.

             Form 1120   04/15/2026

     If you have questions about the forms or the due dates shown, you can call us at
the phone number or write to us at the address shown at the top of this notice. If you
need help in determining your annual accounting period (tax year), see Publication 538,
Accounting Periods and Methods.

     We assigned you a tax classification (corporation, partnership, etc.) based on
information obtained from you or your representative. It is not a legal determination
of your tax classification, and is not binding on the IRS. If you want a legal
determination of your tax classification, you may request a private letter ruling
from the IRS under the guidelines in Revenue Procedure 2020-1, 2020-1 I.R.B. 1 (or
superseding Revenue Procedure for the year at issue). Note: Certain tax classification
elections can be requested by filing Form 8832, *Entity Classification Election*.
See Form 8832 and its instructions for additional information.

IMPORTANT INFORMATION FOR S CORPORATION ELECTION:
If you intend to elect to file your return as a small business corporation,
an election to file a Form 1120-S, U.S. Income Tax Return for an S Corporation,
must be made within certain timeframes and the corporation must meet certain tests.
All of this information is included in the instructions for Form 2553, Election by
a Small Business Corporation.

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(IRS USE ONLY)   575A   02-13-2025 BEBE B 9999999999 SS-4

     If you are required to deposit for employment taxes (Forms 941, 943, 940, 944, 945, CT-1, or 1042), excise taxes (Form 720), or income taxes (Form 1120), you will receive a Welcome Package shortly, which includes instructions for making your deposits electronically through the Electronic Federal Tax Payment System (EFTPS). A Personal Identification Number (PIN) for EFTPS will also be sent to you under separate cover. Please activate the PIN once you receive it, even if you have requested the services of a tax professional or representative. For more information about EFTPS, refer to Publication 966, *Electronic Choices to Pay All Your Federal Taxes*. If you need to make a deposit immediately, you will need to make arrangements with your Financial Institution to complete a wire transfer.

     The IRS is committed to helping all taxpayers comply with their tax filing obligations. If you need help completing your returns or meeting your tax obligations, Authorized e-file Providers, such as Reporting Agents or other payroll service providers, are available to assist you. Visit www.irs.gov/mefbusproviders for a list of companies that offer IRS e-file for business products and services.

IMPORTANT REMINDERS:

*   Keep a copy of this notice in your permanent records. This notice is issued only one time and the IRS will not be able to generate a duplicate copy for you. You may give a copy of this document to anyone asking for proof of your EIN.

*   Use this EIN and your name exactly as they appear at the top of this notice on all your federal tax forms.

*   Refer to this EIN on your tax-related correspondence and documents.

*   Provide future officers of your organization with a copy of this notice.

Your name control associated with this EIN is BEBE. You will need to provide this information along with your EIN, if you file your returns electronically.

Safeguard your EIN by referring to Publication 4557, Safeguarding Taxpayer Data: A Guide for Your Business.

You can get any of the forms or publications mentioned in this letter by visiting our website at www.irs.gov/forms-pubs or by calling 800-TAX-FORM (800-829-3676).

If you have questions about your EIN, you can contact us at the phone number or address listed at the top of this notice. If you write, please tear off the stub at the bottom of this notice and include it with your letter.

Thank you for your cooperation.

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(IRS USE ONLY) 575A 02-13-2025 BEBE B 9999999999 SS-4

Keep this part for your records. CP 575 A (Rev. 7-2007)

Return this part with any correspondence
so we may identify your account. Please
correct any errors in your name or address.

CP 575 A

9999999999

Your Telephone Number ( ) - ______

Best Time to Call ______

DATE OF THIS NOTICE: 02-13-2025
EMPLOYER IDENTIFICATION NUMBER: 33-3424384
FORM: SS-4 NOBOD

INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

BE BELONG GROUP CORP
323 SUNNY ISLES BLVD FL 7TH
SUNNY ISL BCH, FL 33160

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ACTION BY UNANIMOUS WRITTEN CONSENT
OF THE BOARD OF DIRECTORS
OF
BE BELONG GROUP CORP

The undersigned, constituting all of the members of the Board of Directors (the "***Board***") of Be Belong Group Corp, a Delaware corporation (the "***Company***"), pursuant to Sections 141(f), 242 and 245 of the Delaware General Corporation Law, hereby adopt the following resolutions by written consent:

AMENDMENT AND RESTATEMENT OF CERTIFICATE OF INCORPORATION

    WHEREAS, the Board hereby declares the advisability of the amendment and restatement of the Company's Certificate of Incorporation to read in its entirety in the form attached hereto as **EXHIBIT A** (the "**Restated Certificate**") that, among other things:

    (i)   Increases the number of authorized shares of the Company's common stock (the "Common Stock") to 50,000,000 shares;

    (ii)   Authorizes the issuance of 20,000,000 shares of Common Stock; and

    (iii) Designates the remaining 30,000,000 shares of the Company's Common Stock as authorized but unissued Stock; and

    (iv) Sets forth the rights, privileges and preferences of the Common Stock.

    RESOLVED, that the Restated Certificate be, and it hereby is, subject to the approval by the Company's stockholders, amended and restated to read in the form of the Restated Certificate;

    RESOLVED FURTHER, that the Restated Certificate be submitted to the Company's stockholders and that the Board recommends that the Company's stockholders approve the adoption and filing of the Restated Certificate;

    RESOLVED FURTHER, that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to take all action deemed necessary or appropriate to solicit the consent of the Company's stockholders with respect to the Restated Certificate, and that any and all such actions that may have been taken to date are hereby authorized, ratified, approved and confirmed in all respects; and

    RESOLVED FURTHER, that, upon receipt of such stockholders' consent, the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to make such filings with the Delaware Secretary of State as may be necessary or appropriate with respect to such amendment and restatement.

APPROVAL OF THE STOCK ISSUANCE

    WHEREAS, the Board believes it is in the best interests of the Company to issue up to 20,000,000 shares of Common Stock of $0.00001 par value per share, which may be paid in cash, conversion of indebtedness or convertible securities, any other lawful form of consideration or any combination thereof.

1

WHEREAS, the Board deems it advisable and in the best interests of the Company at this time to issue shares of the Company's Common Stock to the following persons:

> Gabriel Bar
> Shani Bar
> Bella Cohen
> Albert Li

RESOLVED, that the Company shall issue an aggregate of 20,000,000 shares of Common Stock at a purchase price of $0.00001 per share to the above-named persons in the amounts set forth above;

RESOLVED FURTHER, that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to execute and deliver the Purchase Agreement and the Management Rights Letter (collectively, the "***Agreements***"), and any and all other agreements, certificates or documents required or contemplated by any of the Agreements or deemed necessary or appropriate in connection therewith, and to take all actions deemed necessary or appropriate to cause the Company's obligations thereunder to be performed;

RESOLVED FURTHER, that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to negotiate or otherwise cause such additions, modifications, amendments or deletions to be made to any of the Agreements, and such other agreements, certificates or documents, as any such officer may approve, and the execution and delivery thereof by such officer shall be deemed conclusive evidence of the approval of any such addition, modification, amendment or deletion;

RESOLVED FURTHER, that up to 20,000,000 shares of Common Stock of $0.00001 per share be, and they hereby are, reserved for issuance pursuant to the terms and conditions of the Stockholder Agreement, and that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to sell and issue the common stock for the consideration provided for in the Certificate of Incorporation and/or Option Plan and otherwise upon the terms and conditions described therein;

RESOLVED FURTHER, that out of the total authorized 50,000,000 shares of Common Stock, the issuance and delivery of 20,000,000 shares of the Common Stock (and any additional shares of the Common Stock issuable upon operation of any anti-dilution or other adjustment provisions provided for under the Restated Certificate) be, and they hereby are, authorized and reserved for issuance;

RESOLVED FURTHER, that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to execute and deliver one or more certificates for the shares of the Common Stock issued, in such form as may be approved by such officers; and

RESOLVED FURTHER, that the Common Stock shall be offered, sold and issued in reliance on any applicable exemption from registration provided by the Securities Act of 1933, as amended, and any applicable exemption under applicable state blue sky laws, and that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to execute and file any forms, certificates, notices or other documents that are necessary or appropriate pursuant to federal or state securities laws.

ADDITIONAL FILINGS

RESOLVED, that the appropriate officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to make such filings and applications, to execute and deliver such documents and instruments, and to do such acts and things as any such officer deems necessary or appropriate in order to implement the foregoing resolutions.

GENERAL AUTHORIZING RESOLUTION

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to take such further actions and execute such documents as may be necessary or appropriate in order to implement the foregoing resolutions.

[SIGNATURE PAGE FOLLOWS]

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This Action by Written Consent shall be filed with the minutes of the proceedings of the Board of Directors of the Company.

The undersigned has executed this Action by Written Consent as of the date set forth adjacent to such signatory's name below. Any copy, facsimile, .PDF or other reliable reproduction of this Action by Written Consent may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile, .PDF or other reproduction be a complete reproduction of the entire original writing.

IN WITNESS WHEREOF, the undersigned have executed this written consent as of the date set forth below.

Date: March 4, 2025

Shani Bar

Shani Bar, Director

Gabriel Bar

Gabriel Bar, Director

Bella Cohen

Bella Cohen, Director

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EXHIBIT A

RESTATED CERTIFICATE

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Be Belong Group Corp (the "**Corporation**"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware ("**DGCL**"), does hereby certify:

A. Pursuant to Sections 245 and 242 of the DGCL, this Amended and Restated Certificate of Incorporation (the "**Restated Certificate**"), amends, restates, and integrates the Corporation's original Certificate of Incorporation filed with the Secretary of State of the State of Delaware on February 5, 2025 (the "**Original Certificate**"), in its entirety, to read as follows:

ARTICLE I. NAME.

The name of the Corporation is **Be Belong Group Corp**

ARTICLE II. REGISTERED OFFICE AND AGENT.

The address of the Corporation's registered office in the State of Delaware is to be located at 1521 Concord Pike, Suite 201, Wilmington DE 19803 The registered agent in charge thereof is United Agent Group Inc.

ARTICLE III. PURPOSE.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV. EFFECTIVE DATE.

This Restated Certificate shall be effective upon its acceptance for filing by the Delaware Secretary of State under the DGCL.

ARTICLE V. CAPITAL STOCK.

5.1. **Authorized Classes and Number of Shares**. The Corporation is authorized to issue fifty million (50,000,000) shares of Common Stock with a par value of $0.00001 per share (the "Common Stock"). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock, voting together as a single class. All shares of the Corporation's Common Stock that are issued and outstanding as of the effective date hereof shall remain designated as Common Stock on the books and records of the Corporation.

5.2. **Common Stock**. A statement of the designations of the Common Stock and the powers, preferences, rights, qualifications, limitations, or restrictions thereof is as follows:

(a) Voting Rights. Each holder of shares of Common Stock shall be entitled to one (1) vote for each share of Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(b) Dividends. The holders of Common Stock shall be entitled to receive dividends and other distributions of cash, property, or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor.

(c) Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of the Corporation, the holders of Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

(d) Subdivision or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of Common Stock, all shares of Common Stock will be subdivided or combined in the same manner.

ARTICLE VI. DURATION.

The Corporation is to have perpetual existence.

ARTICLE VII. DIRECTORS.

7.1. **Number**. Subject to any rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors of the Corporation which shall constitute the entire Board of Directors shall consist of not less than one (1) and not more than seven (7) directors as fixed from time to time solely by resolution of a majority of the total number of directors that the Corporation would have if there were no vacancies.

7.2. **Newly Created Directorships and Vacancies**. Except as otherwise required by law and subject to this Certificate of Incorporation, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors shall be filled solely by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified, or the earlier of such director's death, resignation, or removal.

7.3. **Ballots**. Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

7.4. Removal of Directors. Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. If a director was elected by a class or series of shares, only the holders of shares of that class or series may participate in the vote to remove that director.

ARTICLE VIII. BYLAWS.

8.1.   Board of Directors. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, make, alter, amend, restate, rescind, or repeal the Bylaws of the Corporation without any action on the part of the stockholders.

8.2.   Stockholders. The stockholders shall also have the power to adopt, make, alter, amend, restate, rescind, or repeal the Bylaws of the Corporation.

ARTICLE IX. MEETINGS OF STOCKHOLDERS.

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide.

ARTICLE X. NOMINATIONS AND PROPOSALS FOR ANNUAL MEETINGS.

10.1.   Nominations and Proposals. Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors, or (iii) by any stockholder of the Corporation who (A) was a stockholder of record at the time of giving of the notice provided for in this Article X and at the time of the annual meeting, (B) is entitled to vote with respect to such matter at the meeting, and (C) complies with the notice procedures set forth in this Article X. At any annual meeting of stockholders, the presiding officer of such meeting may announce the nominations and other business to be considered which are set forth in the Corporation's notice of meeting and proxy statement and, by virtue thereof, such nominations and other business so announced shall be properly brought before such meeting and may be considered and voted upon by the stockholders of the Corporation entitled to vote threat without further requirement of nomination, motion, or second.

10.2.   Notice. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 10.1, the stockholder making such nominations or proposing such other business must theretofore have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the ninetieth (90th) day nor earlier than the one hundred and twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting; *provided*, that in the event that the date of the annual meeting is more than thirty (30) days before or more than or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. To be in proper form, a stockholder's notice to the Secretary must:

(a)   set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, if any, (B)

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the class or series and number of shares of the Corporation that are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner, if any, as of the date of such notice (which information shall be supplemented by such stockholder and beneficial owner not later than ten (10) days after the record date for the meeting to disclose such ownership as of the record date), and (C) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "**Exchange Act**");

(b)　　if the notice relates to any business other than the nomination of a director that the stockholder proposes to bring before the meeting, set forth (A) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such stockholder and beneficial owner, if any, in such business, and (B) a description of all agreements, arrangements, and understandings between such stockholder and beneficial owner and any other person or persons (including their names) in connection with the proposal of such business by such stockholder;

(c)　　set forth, as to each person, if any, whom the stockholder proposes to nominate for election or reelection as a director (A) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (B) a description of all direct and indirect compensation and other monetary agreements, arrangements and understandings during the past three (3) years, and any other relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant (collectively, the "**Disclosable Interests**"); and

(d)　　with respect to each nominee for election or re-election to the Board of Directors, include the completed and signed questionnaire, representation, and agreement required by Section 10.4. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee.

10.3. Nominees for Newly Created and Vacant Directorships. Notwithstanding anything in the second sentence of Section 10.2 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at an annual meeting is increased, whether by increase in the size of the Board of Directors, or by any vacancy in the Board of Directors to be filled at such annual meeting, and there is no public announcement by the Corporation naming all of the nominees for directors or specifying the size of the increased Board of Directors at least sixty (60) days prior to the first anniversary of the preceding year's annual

meeting, a stockholder's notice required by this Article X shall also be considered timely, but only with respect to nominees for any such vacant positions and for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

10.4.   **Nominee Eligibility**. To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Sections 10.2 and 10.3 to the Secretary of the Corporation at the principal executive offices of the Corporation a completed, written and signed questionnaire (in the form customarily used by the Corporation for its directors) with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person:

(a)   is not and will not become a party to (i) any agreement, arrangement, or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "**Voting Commitment**") that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such persons' ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law;

(b)   is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a director that has not been disclosed therein; and

(c)   in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would comply, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines of the Corporation.

ARTICLE XI. SPECIAL MEETINGS OF STOCKHOLDERS.

Unless otherwise required by law, special meetings of the stockholders for any purpose or purposes may be called only by (i) the Chairman, if any, of the Board of Directors, (ii) the Board of Directors, pursuant to a resolution approved by a majority of the entire Board of Directors, or (iii) the chief executive officer of the Corporation. The notice of a special meeting shall state the purpose or purposes of the special meeting, and the business to be conducted at the special meeting shall be limited to the purpose or purposes stated in the notice.

ARTICLE XII. LIMITATION OF LIABILITY.

12.1.   **No Personal Liability**. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; *provided*, that this provision shall not eliminate or limit the liability of a director: (i) for

any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve material misconduct or a knowing violation of law; (iii) under the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

12.2. Survival. Any repeal or modification of the foregoing provisions of this Article XIII by the stockholders of the Ccorporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE XIII. INDEMNIFICATION.

13.1. Permissible Indemnification. The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that he or she is or was a director, officer, employee, or agent of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer, employee, or agent at the request of the Corporation or any predecessor of the Corporation.

13.2. Extra-Statutory Indemnification. Without limiting any other provision of this Article XIII, the Corporation is authorized to the fullest extent permitted by applicable law to provide indemnification of (and advancement of expenses to) directors, officers, and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

13.3. Survival. Neither any amendment nor repeal of this Article XIII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article XIII, shall (a) eliminate or reduce the effect of this Article XIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article XIII, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision, (b) adversely affect any right or protection of any director, officer, or other agent of the corporation existing at the time of such amendment, repeal or modification, or (c) increase the liability of any director of the corporation with respect to any acts or omissions of such director, officer, or agent occurring prior to, such amendment, repeal or modification.

ARTICLE XIV. FORUM FOR DISPUTE RESOLUTION.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or the Corporation's Certificate of Incorporation or Bylaws, (iv) any action asserting a claim against the Corporation, its directors, officers, or employees governed by the internal affairs doctrine, or (v) any action to interpret,

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

apply, enforce, or determine the validity of the Corporation's Certificate of Incorporation or Bylaws, except for, as to each of (i) through (v) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article XIV shall be held to be invalid, illegal, or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality, and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XIV (including, without limitation, each portion of any sentence of this Article XIV containing any such provision held to be invalid, illegal, or unenforceable that is not itself held to be invalid, illegal, or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XV.

ARTICLE XV. BOOKS AND RECORDS.

The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Corporation.

ARTICLE XVI. RIGHT TO AMEND OR REPEAL CERTIFICATE.

The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

*****

This Restated Certificate, which amends, restates, and integrates the Corporation's (the Original Certificate, has been duly adopted pursuant to Sections 245 and s242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed as of **March 4, 2025**, by the undersigned duly appointed, elected, and acting officer of the Corporation who does hereby certify that this Restated Certificate is true and correct as of the date of his signature set forth below.

By: *Gabriel Bar*

Gabriel Bar, Secretary

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Audit Trail

Document Details

Title	BE BELONG GROUP - Board Consent.pdf
File Name	WRITTEN CONSENT BOARD.pdf
Document ID	a3fc56ce924546b597a7264fe033b29e
Fingerprint	276852990305e8bdcd1d7c0403c6016a
Status	Completed

Document History

Document Created	Document Created by Moshe Goldzweig (moshe@go-law.co.il) Fingerprint: 2c93a5c8eb6abdb48a79b3757a12428c	Mar 04 2025 03:41PM UTC
Document Sent	Document Sent to Gabriel Bar (gabriel@wishfulworld.net)	Mar 04 2025 03:41PM UTC
Document Sent	Document Sent to Bella Cohen (bella@dealestate.ai)	Mar 04 2025 03:41PM UTC
Document Sent	Document Sent to Shani Bar (shani@dealestate.ai)	Mar 04 2025 03:41PM UTC
Document Viewed	Document Viewed by Gabriel Bar (gabriel@wishfulworld.net) IP: 104.6.73.69	Mar 04 2025 04:30PM UTC
Document Signed	Document Signed by Gabriel Bar (gabriel@wishfulworld.net) IP: 104.6.73.69 *Gabriel Bar*	Mar 04 2025 04:30PM UTC
Document Viewed	Document Viewed by Bella Cohen (bella@dealestate.ai) IP: 104.6.73.69	Mar 04 2025 05:15PM UTC
Document Signed	Document Signed by Bella Cohen (bella@dealestate.ai) IP: 104.6.73.69 *Bella Cohen*	Mar 04 2025 05:17PM UTC
Document Viewed	Document Viewed by Shani Bar (shani@dealestate.ai) IP: 75.220.111.238	Mar 28 2025 10:13PM UTC

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

Document Signed by Shani Bar (shani@dealestate.ai)
IP: 75.220.111.238

Document Signed

Shani Bar

Mar 28 2025
10:14PM UTC

Document Completed

This document has been completed.
Fingerprint: 276852990305e8bdcd1d7c0403c6016a

Mar 28 2025
10:14PM UTC

Processed by **xodo sign**

STOCKHOLDERS' AGREEMENT

THIS STOCKHOLDERS' AGREEMENT (the "**Agreement**") is entered into effective as of March 25, 2025 (the "**Effective Date**"), by and among the undersigned "**Stockholders**" and **Be Belong Group Corp**, a Delaware corporation (the "**Company**"). The Stockholders and the Company are individually, collectively, and interchangeably referred to as a "**Party**" or "**Parties**", as the context requires. Capitalized terms used but not defined in the context of the Section in which such terms first appear shall have the meanings set forth in Section 6.18.

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I. REPRESENTATIONS AND WARRANTIES.

Section 1.1.   By the Company. The Company hereby represents and warrants to each Stockholder that:

(a)   The Company is duly formed and organized, validly existing, and in good standing under the laws of the State of Delaware.

(b)   The Company has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The Company's execution and delivery of this Agreement, the performance of its obligations hereunder, and its consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action of the Company. The Company has duly executed and delivered this Agreement.

(c)   This Agreement constitutes the legal, valid, and binding obligation of the Company, enforceable against it in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

(d)   The Company's execution, delivery, and performance of this Agreement and its consummation of the transactions contemplated hereby do not: (i) conflict with or result in any violation or breach of any provision of any of the governing documents of the Company; (ii) conflict with or result in any violation or breach of any provision of any Law applicable to the Company; or (iii) require any consent of, filing with, or other action by, or in respect of, any Person under any provision of any material agreement or other instrument to which the Company is a party or any Law applicable to the Company.

(e)   The Company agrees, during the term of this Agreement, to maintain a true and correct schedule of all stockholders, by name and number of Shares held in each class or series, to reflect status and changes in the holders of Shares as permitted by this Agreement, which schedule shall be available for inspection upon the request of any Stockholder in accordance with this Agreement, the Company's bylaws, and applicable Law.

(f)   Subject to the other provisions of this Agreement, the representations and warranties of the Company contained herein shall survive the date of this Agreement and shall remain in full force and effect for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof).

Section 1.2. By Each Stockholder. Each Stockholder, severally and not jointly, represents and warrants to the Company and each other Stockholder, with respect to itself and the Shares held by such Stockholder, that:

(a)   The Stockholder acknowledge and agree that as of the Effective Date of this Agreement, the ownership of the Corporation's shares is as follows:

i) Gabriel Bar, serving as Chief Executive Office & Chief Technology Officer, owns 5,668,000 shares representing 28.34% of the Company's issued and outstanding Common Stock.

ii) Shani Bar, serving as President, owns 5,666,000 shares representing 28.33% of the Company's issued and outstanding Common Stock

iii) Bella Cohen, serving as Chief Revenue Officer, owns 5,666,000 shares representing 28.33% of the Company's issued and outstanding Common Stock.

(b)   Stockholder has full capacity and, if Stockholder is an Entity, the power and authority as such Entity to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. For each Stockholder that is an Entity, the execution and delivery of this Agreement, the performance of its obligations hereunder, and its consummation of the transactions contemplated hereby have been duly authorized by all requisite Entity action of such Stockholder. Stockholder has duly executed and delivered this Agreement.

(c)   This Agreement constitutes the legal, valid, and binding obligation of Stockholder, enforceable against such Stockholder in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

(d)   Stockholder's execution, delivery, and performance of this Agreement and its consummation of the transactions contemplated hereby do not: (i) conflict with or result in any violation or breach of any provision of any of the governing documents of such Stockholder; (ii) conflict with or result in any violation or breach of any provision of any Law applicable to such Stockholder; or (iii) require any consent of, filing with, or other action by, or in respect of, any Person under any provision of any material agreement or other instrument to which the Stockholder is a party or any Law applicable to such Stockholder.

(e)   Except for this Agreement, Stockholder has not entered into or agreed to be bound by any other Contracts of any kind with any other party with respect to the Shares, including Contracts with respect to the acquisition or disposition of the Shares or any interest therein or the voting of the Shares (whether or not such Contracts are with the Company or any other Stockholder).

(f)   Stockholder acknowledges that this Agreement was prepared with Stockholder's knowledge and consent by legal counsel for the Company; Stockholder was advised by that counsel to consider seeking independent legal counsel to review this Agreement on Stockholder's behalf; Stockholder had adequate time to seek the advice of independent counsel and to review this Agreement; Stockholder either obtained such advice or knowingly and intentionally chose not to seek such advice; Stockholder fully understands this Agreement and all of its terms and provisions, including, but not limited to, those provisions which significantly restrict Stockholder's ability to

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sell, transfer, or otherwise dispose of Stockholder's Shares; and the restrictions imposed upon Stockholder's Shares pursuant to this Agreement are reasonable.

(g)   Stockholder has obtained and accepted the Shares in good faith, for investment purposes only, for its own account, and not with a view to distribution or resale. Stockholder is the record and beneficial owner of the Shares. Stockholder has not sold, transferred, pledged, or otherwise encumbered any of the Shares or Stockholder's interest in the Shares.

(h)   Subject to the other provisions of this Agreement, the representations and warranties of Stockholder contained herein shall survive the date of this Agreement and shall remain in full force and effect for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof).

Section 1.3.   Capital Contributions. The Stockholders acknowledge and agree that the following initial capital contributions have been made to the Company:

(a)   Bela has contributed the sum of Six Hundred Thousand Dollars ($600,000) to the Company in the form of an equity investment (the "Cash Contribution"); and

(b)   Gabriel and Shani have contributed (i) proprietary technology in the form of the Pink Algorithm, which the parties hereby agree has a value of One Million Five Hundred Thousand Dollars ($1,500,000), and (ii) their cumulative knowledge and experience in management, marketing, fundraising, and commercial enterprises spanning forty (40) years (collectively, the "Intellectual Property Contribution").

Section 1.4.   Equity Investment Terms. The Company may make distributions related to the Investment at any time in accordance with applicable law and the Company's governing documents.

Any distributions related to the Investment shall: (a) Be made pari passu with distributions to other Stockholders of the same class; (b) Be subordinate to payments required by law and essential operating expenses of the Company

Section 1.5.   Valuation. The Stockholders hereby acknowledge and agree that the Cash Contribution and the Intellectual Property Contribution (collectively, the "Initial Capital Contributions") have been properly valued and accepted by the Company, and no Stockholder shall challenge or dispute the agreed-upon valuations of such Initial Capital Contributions.

Section 1.6.   Additional Capital Contributions. No Stockholder shall be required to make any additional capital contributions to the Company unless unanimously agreed upon in writing by all Stockholders.

Section 1.7. Dividend Distribution. The Company may distribute dividends to Stockholders up to 50% (fifty percent) of the Company's net profit, subject to applicable law. Dividend distribution shall be made on a quarterly or annual basis, as determined by the Company's Board of Directors. Dividend distribution shall be subject to the payment of the Company's current obligations and payment of owner loans and shall be subject to the 50% limitation as stated above.

All distributions shall be made pro rata to all Stockholders according to their respective shareholdings in the Company.

ARTICLE II. LIMITATIONS ON TRANSFER.

Section 2.1.   General Restriction. Subject to the terms of this Article II, no Stockholder shall, directly or indirectly, Transfer any Shares or any right, title, or interest therein or thereto except in compliance with the terms of this Agreement, and any attempted Transfer in violation of this provision shall be null and void.

Section 2.2.   Right of First Offer.

(a)   Prior to a Transfer (other than a Permitted Transfer not made in reliance on this Section 2.2), by any Stockholder to any Person of Shares held by it from time to time, such Stockholder (the "**Selling Party**") shall first offer to sell to the Company and all other Stockholders who hold the same class or series of such Shares (such Stockholders to which such first offer is made, the "**Designated Purchasers**"), the Shares that the Selling Party desires to Transfer (the "**Offered Shares**"), at a price (the "**Offer Price**") and on terms designated by the Selling Party. The Selling Party's offer shall be made by a written notice (the "**Sale Notice**") delivered to the Company and all other Stockholders who hold the same class or series of such Shares and shall set forth the Offer Price and the Selling Party's other terms and conditions.

(b)   For a period of fifteen (15) days following receipt of the Sale Notice, the Company shall have an irrevocable right to commit to purchase all or any portion of the Offered Shares at the Offer Price and on the other terms and conditions specified in the Sale Notice, exercisable by delivery of a written notice (the "**Company Notice**") to the Selling Party, with a copy to each of the Designated Purchasers, specifying the number of Offered Shares with respect to which the Company is exercising its option.

(c)   For a period of thirty (30) days following its receipt of the Sale Notice, each of the Designated Purchasers shall have the irrevocable right to commit to purchase at the Offer Price and on the other terms and conditions specified in the Sale Notice, any or all of its pro rata portion (based on the number of applicable Shares held by the Designated Purchasers) of the Offered Shares which the Company has elected not to purchase until all of the Offered Shares are purchased or until such Designated Purchasers do not desire to purchase any more Offered Shares; *provided*, *however*, that in the event any Designated Purchaser does not purchase any or all of its pro rata portion of the Offered Shares, the other Designated Purchasers shall have the right to purchase such portion, pro rata (based on the number of applicable Shares held the remaining participating Designated Purchasers), until all of such Offered Shares are purchased or until such other Designated Purchasers do not desire to purchase any more Offered Securities. The right of the Designated Purchasers pursuant to this Section 2.2(c) shall be exercisable by delivery of a notice (the "**Designated Purchaser Notice**") setting forth the maximum number of Offered Shares that such Designated Purchaser wishes to purchase, including any number which would be allocated to such Designated Purchaser in the event any other Designated Purchaser or the Company does not purchase all or any portion of its pro rata portion, to the Selling Party, the

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Company and the other Designated Purchasers and shall expire if unexercised prior to the end of such 30-day period.

(d)   Notwithstanding the foregoing provisions of this Section 2.2, unless the Selling Party shall have consented to the purchase of less than all of the Offered Shares, neither the Company nor any Designated Purchaser shall have the right to purchase any Offered Shares unless all of the Offered Shares are to be purchased (whether by the Company or the Designated Purchasers, or any combination thereof).

(e)   If all notices required to be given pursuant to this Section 2.2 have been duly given, and the Company and the Designated Purchasers determine not to exercise their respective options to purchase the Offered Shares at the Offer Price and on the other terms and conditions specified in the Sale Notice or determine, with the consent of the Selling Party, to exercise their options to purchase less than all of the Offered Shares, then the Selling Party shall have the right, for a period of ninety (90) days from the earlier of (i) the expiration of the last applicable option period pursuant to this Section 2.2 or (ii) the date on which such Selling Party receives notices from the Company and the Designated Purchasers that they will not exercise in whole or in part the options granted pursuant to this Section 2.2, to sell to one or more Third Parties (the "**Proposed Transferee(s)**") at a price not less than the Offer Price; *provided*, that prior to any such Transfer to a Third Party, such Third Party executes and delivers to the Company, for the benefit of the Company and all Stockholders, a Joinder Agreement in the form attached hereto as Exhibit A and thereby becomes a Party to this Agreement and such Selling Party first complies with the provisions of Section 2.2(f). Any Offered Shares that have not been Transferred consistent with the provisions of this Section 2.2 prior to the end of such ninety (90)-day period shall continue to be subject to this Section 2.2 and the other provisions of this Agreement as if no Sale Notice had been given with respect thereto.

Section 2.3.   Tag-Along Rights.

(a)   At least twenty (20) days prior to the closing of any Transfer of ten percent (10%) or more of the then currently outstanding Shares by any Stockholder to any Person other than a Permitted Transferee, such Stockholder (the "**Seller**") shall promptly give written notice of such Transfer (a "**Co-Sale Notice**") to the other Stockholders (each a "**Co-Seller**") and the Company. The Co-Sale Notice shall state that ten percent (10%) or more of the then currently outstanding Shares is proposed to be Transferred in a transaction that does not constitute a permitted Transfer under Section 2.5. and shall describe in reasonable detail the material terms of the proposed Transfer, including, without limitation, the number and type of Shares to be Transferred, the nature of such Transfer, the Transfer price and consideration to be paid, and the name and address of each proposed transferee. A Transfer Notice under Section 2.2.(a) and a Co-Sale Notice under this Section 2.3(a) may be one and the same.

(b)   Each Co-Seller shall have the right, in accordance with the terms and conditions set forth below and exercisable upon written notice to the Seller within ten (10) days after delivery of the Co-Sale Notice, to participate in such Transfer on the same terms and conditions specified in the Co-Sale Notice. To the extent that one or more of the Co-Sellers exercise(s) (or have exercised on their behalf) such right of participation, the number of Shares that Seller may Transfer in the transaction shall be correspondingly reduced.

(c)   Each Co-Seller who elects to participate pursuant to Section 2.3(b), may sell to the proposed transferee all or any part of that number of Shares equal to the product obtained by multiplying (i) the aggregate number of Shares to be sold by Seller by (ii) a fraction, the numerator of which is the aggregate number of outstanding Shares owned by such Co-Seller at the time of the Transfer and the denominator of which is the total number of then currently outstanding Shares as of the date of Transfer.

(d)   Notwithstanding anything in this Article II to the contrary, in the event the Shares held by a proposed Co-Seller (the "**Co-Seller Shares**") hereunder consist of a different class or series of Shares than, and are not convertible into, the Shares proposed to be Transferred by the Seller under the Co-Sale Notice, such proposed Co-Seller shall have no right to participate in the proposed sale described in the Co-Sale Notice without the consent of the Seller and the proposed transferee.

(e)   Each Co-Seller who elects pursuant to this Section 2.3 to participate in the sale of Shares subject to the Co-Sale Notice (a "**Participant**") shall effect its participation in the sale by delivering for Transfer to the proposed transferee one or more certificates, properly endorsed for Transfer, which represent the type and number of Shares which such Participant elects and is permitted to sell.

(f)   The Share certificate or certificates that the Participant delivers pursuant to Section 2.3(e) shall be Transferred to the proposed transferee in consummation of the sale of the Shares pursuant to the terms and conditions specified in the Co-Sale Notice, and the proposed transferee shall concurrently therewith remit to such Participant that portion of the sale proceeds to which such Participant is entitled by reason of such Participant's participation in such sale. Each Participant and the Seller shall share, on a pro rata basis (based on the proceeds received), the reasonable legal, investment banking and other out-of-pocket expenses incurred by the Seller in connection with the Transfer. To the extent that any proposed transferee prohibits such assignment or otherwise refuses to purchase Shares from a Participant exercising rights of co-sale hereunder, Seller shall not sell to such prospective transferee any Shares unless and until, simultaneously with such sale, Seller shall purchase such Shares from such Participant.

(g)   The exercise or non-exercise of the rights of the Participants hereunder to participate in one or more sales of Shares by Seller shall not adversely affect their rights to participate in subsequent sales of Shares subject to Section 2.3(a).

(h)   After complying with the notice provisions described above in this Section 2.3, and subject to the terms and conditions of Section 2.3, if no election is made by or on behalf of any of the Co-Sellers to participate in the sale of Shares subject to the Co-Sale Notice, Seller may, not later than ninety (90) days following delivery to the Company and each of the Co-Sellers of the Co-Sale Notice, complete the Transfer of Shares contemplated by the Co-Sale Notice at the same or a lower price as that specified in the Co-Sale Notice and on other terms and conditions not materially more favorable to the Seller than those described in the Co-Sale Notice. Any proposed Transfer on terms and conditions materially more favorable than those described in the Co-Sale Notice, as well as any subsequent proposed Transfer of any of the Shares by Seller, shall again be subject to the co-sale rights of the Co-Sellers and shall require compliance by Seller with the procedures described in this Section 2.3.

Section 2.4.   Drag-Along Rights. In the event that the holders of at least a majority of the outstanding Shares calculated on an as-converted-to-Common-Stock and non-diluted basis (the "**Majority Holders**") accept an offer to purchase their Shares from Third Party, the Majority Holders shall send a written notice (the "**Drag-Along Notice**") to the other Stockholders (the

"**Drag-Along Sellers**") specifying the name of the purchaser, the consideration payable per Share and a summary of the material terms of such proposed purchase. Upon receipt of a Drag-Along Notice, each Drag-Along Seller shall be obligated to (i) sell all of its Shares, free of any encumbrance, in the transaction contemplated by the Drag-Along Notice on the same terms and conditions as the Majority Holders (including payment of its pro rata share of all costs associated with such transaction), and (ii) otherwise take all necessary action to cause the consummation of such transaction, including voting its Shares in favor of such transaction and not exercising any appraisal rights in connection therewith. Each Drag-Along Seller further agrees to take all actions (including executing documents) in connection with consummation of the proposed transaction as may reasonably be requested of it by the Majority Holders, and hereby appoint the Majority Holders, acting jointly, as its attorney-in-fact to do the same on its behalf.

Section 2.5.   **Permitted Transfers**.

(a)   Notwithstanding anything else herein to the contrary, the provisions of Sections 2.1, 2.2, and 2.3 shall not apply to (i) any Transfer to a Permitted Transferee of the Person making the Transfer; or (ii) any Transfer to the Company or one or more Stockholders; *provided* that, no Transfer shall be made pursuant to clause (i) unless the Permitted Transferee shall furnish to the Company a written agreement, in form and content reasonably acceptable to the Company, to be bound by and comply with all provisions of this Agreement in the same manner as were applicable to the transferor at the time of the Transfer.

(b)   All Shares Transferred hereunder, regardless of whether or not the transferee was a Permitted Transferee, shall remain subject to the restrictions imposed on the Shares held by the Stockholders hereunder, and such transferee shall be treated as a "Stockholder" for purposes of this Agreement.

Section 2.6.   **Prohibited Transfers**.

(a)   In the event any Stockholder (a "**Prohibited Transferor**") should sell any Shares in contravention of the right of first refusal or other rights of any Stockholder under this Agreement (a "**Prohibited Transfer**"), each other Stockholder shall have, in addition to such other remedies as may be available at law, in equity or hereunder, the put option provided below, and the Prohibited Transferor shall be bound by the applicable provisions of such option.

(b)   In the event of a Prohibited Transfer in violation of Sections 2.2 or 2.3, each Stockholder shall have the right to sell to the Prohibited Transferor the type and number of Shares equal to the number of Shares such Stockholder would have been entitled to Transfer to the transferee under Section 2.3 had the Prohibited Transfer hereof been effected pursuant to and in compliance with the terms thereof. Such sale shall be made on the following terms and conditions:

(1)   The price per Share at which the Shares are to be sold to the Prohibited Transferor shall be equal to the price per Share that would have been paid by the transferee to the Prohibited Transferor had the Prohibited Transfer been made in accordance with Section 2.3. The Prohibited Transferor shall also reimburse such Stockholder for any and all reasonable fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Stockholder's rights under Section 2.2 or 2.3 and this Section 2.6 with respect to such Shares.

(2)   Within ninety (90) days after the later of the dates on which (A) notice of the Prohibited Transfer was delivered to the Stockholder or (B) the Stockholder otherwise obtained actual knowledge of the Prohibited Transfer, such Stockholder shall, if exercising the put

option created hereby, deliver to the Prohibited Transferor the certificate or certificates representing Shares to be sold, each certificate to be properly endorsed for Transfer.

(3) The Prohibited Transferor shall, upon receipt of the certificate or certificates for the Shares to be sold by the Stockholder pursuant to this Section 2.6(b), pay the aggregate purchase price therefor and the amount of reimbursable fees and expenses as specified in Section 2.6(b)(1), in cash or by other means acceptable to such Stockholder.

(c) Notwithstanding the foregoing, any attempt by the Prohibited Transferor to Transfer Shares in violation of Section 2.2. or 2.3 shall be void and the Company agrees it will not effect such a Transfer.

Section 2.7. Spousal Consent. Upon request of the Company, each Stockholder who has a Spouse on the date of this Agreement shall cause such Stockholder's Spouse to execute and deliver to the Company a spousal consent in the form of Exhibit B (a "**Spousal Consent**"), pursuant to which the Spouse acknowledges that he or she has read and understood the Agreement and agrees to be bound by its terms and conditions. If any Stockholder should marry or engage in a Marital Relationship following the date of this Agreement, such Stockholder shall cause his or her Spouse to execute and deliver to the Company a Spousal Consent within thirty (30) days thereof.

ARTICLE III. LEGEND.

Section 3.1. Legend. In addition to any other legends required by the Company or Law, each certificate representing Shares now or hereafter owned by any Stockholder or issued to any Person in connection with a Transfer shall be endorsed with the following legend:

"THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN STOCKHOLDERS' AGREEMENT BY AND AMONG THE COMPANY AND CERTAIN HOLDERS OF SHARES OF THE COMPANY, INCLUDING THE HOLDER OF THIS CERTIFICATE. A COPY OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY."

Section 3.2. Transfer Instructions; Removal. Each Stockholder agrees that the Company may instruct its transfer agent to impose Transfer restrictions on the Shares represented by certificates bearing the legend referred to in Section 3.1 to enforce the provisions of this Agreement. The legend shall be removed upon termination of this Agreement.

ARTICLE IV. NEW ISSUANCE PREEMPTIVE RIGHT.

Section 4.1. Procedures Precedent to New Issuance.

(a) The Company shall give each Stockholder thirty (30) days' prior written notice of the proposed issuance or sale by the Company of any Equity Securities (each, a "**New Issuance**") other than Excluded Securities. Such notice shall specify the number and class of Equity Securities to be offered or issued, the rights, terms, and privileges thereof, the price at which such Equity Securities shall be issued and the portion such Stockholder shall be entitled to purchase pursuant to this Section 4.1.

(b)   Each Stockholder shall be entitled to purchase that portion of a New Issuance equal to a fraction, the numerator of which shall be the total number of Shares owned by such Stockholder, giving effect, without duplication, to all Derivative Securities owned by such Stockholder, whether or not then convertible, exercisable, or exchangeable, but only to the extent then vested, and the denominator of which shall be the total number of Shares then outstanding, giving effect, without duplication, to all Derivative Securities outstanding, whether or not then convertible, exercisable, or exchangeable, but only to the extent then vested (including such Stockholder's Shares), at the most favorable price and on the most favorable terms as are offered to any other Persons, by giving written notice of such election to the Company within fifteen (15) days after notice of such New Issuance has been given to such Stockholder; *provided, however,* that no Stockholder shall have any right to purchase securities pursuant to this Section 4.1 if, prior to a sale of securities to such Stockholder pursuant to this Section 4.1, such securities would be required to be registered under the Securities Act. The failure of a Stockholder to give any written notice specified in this Section 4.1 within the time specified herein shall be deemed to be a waiver of such Stockholder's rights under this Section 4.1.

Section 4.2.   **Closing of New Issuance.** Upon the expiration of the offering period described in Section 4.1, the Company shall be entitled to sell such securities which the Stockholders have not elected to purchase during the 90-day period following such expiration at a price and on terms and conditions no more favorable to the purchasers thereof than those offered to the Stockholders. Any such securities offered or sold by the Company after such 90-day period must be reoffered to the Stockholders pursuant to the terms of this Article IV. The closing of any purchase by the Stockholders pursuant to Section 4.1 shall be held at the time and place of the closing of, and on the same terms and conditions as, the New Issuance, or at such other time and place as the parties to the transaction may agree. At such closing, the participating Stockholders shall deliver, by certified or official bank check or wire transfer, so much of the purchase price for its portion of the New Issuance as is payable in cash and shall pay the balance in accordance with the agreed upon terms of the transaction, and all parties to the transaction shall execute such documents as are otherwise customary and appropriate.

ARTICLE V. TERMINATION.

Section 5.1.   **Term**. This Agreement shall terminate upon the earliest of (i) immediately prior to the consummation of a Change of Control Transaction, (ii) immediately prior to the consummation of a Qualified Public Offering, (iii) the date on which this Agreement is terminated by a writing executed by the Company and the holders of a majority of outstanding Shares held by the Stockholders, and (iv) the dissolution of the Company.

Section 5.2.   **Effect of Termination**.

(a)   The termination of this Agreement shall terminate all further rights and obligations of the Stockholders under this Agreement except that such termination shall not effect:

(1)   the existence of the Company;

(2)   the obligation of any Party to pay any amounts arising on or prior to the date of termination, or because of or in connection with such termination;

(3)   the rights which any Stockholder may have by operation of Law as a stockholder of the Company; or

(4)   the rights contained herein which by their terms are intended to survive termination of this Agreement.

(b)   This Section 5.2 and all the provisions of Article VI shall survive the termination of this Agreement.

ARTICLE VI. MISCELLANEOUS.

Section 6.1.   Entire Agreement. This Agreement, together with the appendices, exhibits, schedules, and other attachments hereto, constitutes the entire agreement and supersedes all oral agreements and understandings and all written agreements prior to the Effective Date between or on behalf of the Parties with respect to the subject matter hereof.

Section 6.2.   Assignment. This Agreement may not be assigned by any Stockholder except in connection with a Transfer made in compliance with this Agreement. Any attempted or purported assignment in violation of this Agreement shall be null and void.

Section 6.3.   Amendments and Waivers. Any provision of this Agreement may be amended, modified, or supplemented, and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only by the written consent of (a) as to the Company, only by the Company, and (b) as to Stockholders, by the holders of a majority of the issued and outstanding Shares held by such Stockholders; *provided* that any Stockholder may waive any of such Stockholder's rights hereunder without obtaining the consent of any other Person; and *provided, further,* that any provision of this Agreement requiring the written consent or agreement of Stockholders holding a higher percentage of the issued and outstanding Shares can only be amended by an instrument in writing executed by the Company and the Stockholders holding such higher percentage of the issued and outstanding Shares. This Section 6.3 can only be amended, modified, or supplemented, and the observance thereof can only be waived (either generally or in a particular instance and either retroactively or prospectively) with the approval of all Stockholders. Any such written amendment, modification, supplement, or waiver effected in accordance with clauses (a) or (b) of this Section 6.3 shall be binding upon each Party and its Permitted Successors or Assigns.

Section 6.4.   Severability. If any term, condition, or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal, or incapable of being enforced by any rule of Law or public policy, all other terms, conditions, and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 6.5.   Expenses. Except as otherwise specifically provided in this Agreement, each Party shall be responsible for the expenses it may incur in connection with the negotiation, preparation, execution, delivery, performance, and enforcement of this Agreement.

Section 6.6.   Governing Law. This Agreement, and any dispute arising out of, relating to, or in connection with this Agreement, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 6.7.   WAIVER OF JURY TRIAL. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 6.8.   Arbitration Clause. If any controversy or dispute shall arise between the parties hereto in connection with, arising from, or in respect to this Agreement or the Shares, any provision hereof, or any provision of any instrument, document, agreement, certification or other writing delivered pursuant hereto, or with respect to the validity of this Agreement or any such document, agreement, certification or other writing, and if such controversy or dispute shall not be resolved within thirty (30) days after the same shall arise, then such dispute or controversy shall be submitted for arbitration before the American Arbitration Association in accordance with its commercial arbitration rules then in effect. The arbitration hearings shall take place in Delaware. Any such dispute or controversy shall be determined by one (1) arbitrator. Such arbitrator may award any relief which such arbitrator shall deem proper in the circumstances, without regard to the relief which would otherwise be available to either party hereto in a court of law or equity, including, without limitation, an award of money damages (including interest on unpaid amounts, calculated from the due date of any such amount, at a rate per annum determined by said arbitrator), specific performance and injunctive relief. The arbitrator is hereby empowered, based on such arbitrator's evaluation of the merits and good faith of each party's positions and conduct, to direct one party to pay the entire fees of the arbitrator, or to allocate such fees in any manner deemed appropriate by the arbitrator. The award and findings of such arbitrator shall be conclusive and binding upon the parties thereto, and judgment upon such award may be entered in any court of competent jurisdiction. Any party against whom an arbitrator's award shall be issued shall not, in any manner, oppose or defend against any suit to confirm such award, or any enforcement proceedings brought against such party, whether within or outside of the United States of America, with respect to any judgment entered upon the award, and such party hereby consents to the entry of a judgment against such party, in the full amount thereof, or other relief granted therein, in any jurisdiction in which such enforcement is sought. The parties hereto hereby consent to the jurisdiction of any applicable state or federal court of general jurisdiction in the State of Delaware and each irrevocably submits to the jurisdiction of such courts and waives any objection it may have to either the jurisdiction or venue of such court.

Section 6.9.   Equitable Remedies. Each Party acknowledges that a breach or threatened breach by such Party of any of its obligations under this Agreement would give rise to irreparable harm to the other Parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such Party of any such obligations, each of the other Parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 6.10. Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

Section 6.11. Notices. Any and all notices or other communications or deliveries required or permitted to be provided under this Agreement shall be in writing and shall be deemed given and effective on the earliest of (a) upon confirmation of receipt by the addressee, if such notice or communication is delivered via e-mail to the e-mail address specified by the Party pursuant to this Agreement or (b) upon receipt at address of the addressee specified by the Party pursuant to this Agreement, if such notice or communication is delivered by U.S. mail, courier or other physical delivery service. The addresses for such notices and communications shall be as set forth on a Party's signature page or such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above. Rejection or other refusal to accept, or the inability for delivery to be made because of a changed address, shall be deemed to be receipt of the notice as of the date of such rejection, refusal, or inability to deliver.

Section 6.12. Headings. The descriptive headings in this Agreement are for convenience only and are not intended to be part of or to affect the interpretation of this Agreement.

Section 6.13. Parties in Interest. Subject to the restrictions on Transfers set forth in this Agreement, this Agreement is binding upon and inures solely to the benefit of the Parties and their Permitted Successors or Assigns and nothing in this Agreement, express or implied, is intended to confer upon any other Person any legal or equitable right, benefit, or remedy of any nature whatsoever.

Section 6.14. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement executed and delivered by facsimile, email, or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy thereof.

Section 6.15. Conditions to Exercise of Rights. Exercise of each Party's rights under this Agreement shall be subject to and conditioned upon, and each Party shall use commercially reasonable efforts to assist each other Party in, being in compliance in all material respects with all applicable Laws.

Section 6.16. Interpretation. The words "hereof," "herein," "hereby," "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and references to article, section, paragraph, appendix, exhibit, schedule, or other attachment are to the articles, sections, paragraphs, appendices, exhibits, schedules, and other attachments of or to this Agreement unless otherwise specified. Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The words describing the singular number shall include the plural and vice versa. The phrases "the date of this Agreement," "the Effective Date," and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. Any reference in this Agreement to a date or time shall be deemed to be Eastern time, unless otherwise specified. In the event an ambiguity or question of intent or interpretation arises, this Agreement and all its appendices, exhibits, schedules, and other attachments shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement or any of its appendices, exhibits, schedules, and other attachments.

Section 6.17. Confidentiality. In connection with the transactions contemplated by this Agreement (the "**Transaction**"), either Party (the "**Disclosing Party**") has disclosed or may disclose to the other Party (the "**Receiving Party**") certain information concerning the Disclosing Party which is non-public, confidential, or proprietary in nature and the Disclosing Party wishes to protect and preserve the confidentiality of such information. Accordingly, the Parties hereby agree as follows:

(a)   Definition. For the purposes of this Agreement, such non-public, confidential, or proprietary information includes without limitation all information, data, documents, agreements, files, and other materials (in any form or medium of communication, including whether disclosed orally or disclosed or stored in written, electronic, or other form or media) which is obtained from or disclosed by or on behalf of the Disclosing Party or its Representatives or otherwise, and whether obtained before or on or after the date hereof relating directly or indirectly to the Disclosing Party or any of its subsidiaries or any of their respective businesses, affairs, assets, properties, or prospects, including, without limitation, all notes, analyses, compilations, reports, forecasts, data, studies, samples, interpretations, summaries, and other documents and materials (in any form or medium of communication, whether oral, written, electronic, or other form or media) prepared by or for the Receiving Party which contain or otherwise reflect or are derived or based in whole or in part on such information, data, documents, agreements, files, or other materials (collectively, the "**Confidential Information**"). The term Confidential Information, as used herein, does not include information that: (i) at the time of disclosure or thereafter is generally available to and known by the public (other than as a result of its disclosure directly or indirectly by the Receiving Party or its Representatives in violation of this Agreement); or (ii) was available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party or its Representatives, provided that such source, to the Receiving Party's knowledge, is not and was not bound by a confidentiality agreement with respect to such information or otherwise prohibited from transmitting such information by a contractual, legal, or fiduciary obligation.

(b)   Use of Confidential Information and Confidentiality. The Receiving Party shall keep the Confidential Information strictly confidential and shall not use the Confidential Information for any purpose other than to evaluate, negotiate, and consummate the Transaction. The Receiving Party shall not disclose or permit its Representatives to disclose any Confidential Information except: (a) if required by law, regulation, or legal or regulatory process, and then only in accordance with Section 5; or (b) to its Representatives, to the extent necessary to permit such Representatives to assist the Receiving Party in evaluating, negotiating, and consummating the Transaction; provided, that the Receiving Party shall require each such Representative to be bound by the terms of this Agreement to the same extent as if they were parties hereto. Receiving Party shall be responsible for any breach of this Agreement by any of its Representatives except for breaches committed by any such Representative that has executed its own confidentiality agreement with the Disclosing Party with respect to the Transaction.

(c)   Discussions to Remain Confidential. Except for such disclosure as is necessary, in the written opinion of the Receiving Party's counsel, to not to be in violation of any applicable law, regulation, order, or other similar requirement of any governmental, regulatory, or supervisory authority or any applicable rules and regulations of any national securities exchange, the Receiving Party shall not, and shall not permit any of its Representatives to, without the prior written consent of the Disclosing Party, disclose to any Person: (a) the fact that the Confidential Information has been made available to the Receiving Party or its Representatives or that the Receiving Party or its Representatives has received or inspected any portion of the Confidential Information disclosed by the Disclosing Party; (b) the existence or contents of this Agreement; (c) the fact that investigations, discussions, or negotiations are taking or have taken place concerning the Transaction, including the status thereof; or (d) any terms, conditions, or other matters relating to the Transaction.

(d) <u>No Representations or Warranties; No Other Obligation</u>. The Receiving Party understands and agrees that neither the Disclosing Party nor any of its Representatives: (a) has made or makes any representation or warranty hereunder, expressed or implied, as to the accuracy or completeness of the Confidential Information; or (b) shall have any liability hereunder to the Receiving Party or its Representatives relating to or resulting from the use of the Confidential Information or any errors therein or omissions therefrom.

(e) <u>Required Disclosure</u>. If the Receiving Party or any of its Representatives is required, in the written opinion of the Receiving Party's counsel, to disclose any Confidential Information disclosed by the Disclosing Party, by law, regulation, or legal or regulatory process, the Receiving Party shall: (a) take all reasonable steps to preserve the privileged nature and confidentiality of such Confidential Information, including requesting that the Confidential Information not be disclosed to non-parties or the public; (b) give the Disclosing Party prompt prior written notice of such request or requirement so that the Disclosing Party may seek, at its sole cost and expense, an appropriate protective order or other remedy; and (c) cooperate with the Disclosing Party, at the Disclosing Party's sole cost and expense, to obtain such protective order. In the event that such protective order or other remedy is not obtained, the Receiving Party (or such other Persons to whom such request is directed) will furnish only that portion of the Confidential Information which, on the written advice of the Receiving Party's counsel, is legally required to be disclosed and, upon the Disclosing Party's request, use its best efforts to obtain assurances that confidential treatment will be accorded to such information.

(f) <u>Return or Destruction of Confidential Information</u>. At any time upon the Disclosing Party's written request in its sole discretion and for any reason, the Receiving Party shall promptly, and in any event no later than five days after the request, destroy or return all Confidential Information (including all copies, extracts, or other reproductions) to the Disclosing Party and, to the extent Confidential Information is destroyed, certify in writing to the Disclosing Party, upon the request of the Disclosing Party, that such Confidential Information (including any Confidential Information held electronically) has been destroyed. Notwithstanding the return or destruction of Confidential Information, the Receiving Party and its Representatives shall continue to be bound by their obligations of confidentiality and other obligations hereunder.

Section 6.18. Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

"**Affiliate**" means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. For purposes of the foregoing sentence, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any Person, means the direct or indirect possession of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by Contract, or otherwise.

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

"**Capital Stock**" means individually, collectively, and interchangeably, as the context requires, Common Stock, Common Shares, Preferred Stock, Preferred Shares, or any other class or series of capital stock of the Company or any shares thereof.

"**Change of Control Transaction**" shall mean consummation by the Company of (i) the sale or other disposition of all or substantially all of the Company's assets or (ii) a reorganization, merger, or consolidation of the Company or sale of outstanding stock of the Company to any other Person in which the combined voting power of all securities of the Company immediately prior to such reorganization, merger, consolidation, or sale of stock (or series of related transactions involving such a reorganization, merger, consolidation, or sale of stock) represents less than fifty percent (50%) of the combined voting power of the Company or surviving company or its parent immediately after such reorganization, merger, consolidation, or sale of stock (or series of related transactions involving such a reorganization, merger, consolidation, or sale of stock). A Change of Control Transaction with respect to any other Person shall have a correlative meaning.

"**Common Shares**" means shares of Common Stock.

"**Common Stock**" shall mean the Company's common stock, par value $0.01 per share.

"**Contract**" means any agreement, contract, license, instrument, note, commitment, undertaking, indenture, debenture, bond, guarantee, option, warrant, or other legally binding arrangement, whether written or oral, binding on one Person for the benefit of another Person.

"**Derivative Securities**" means (i) any evidences of indebtedness, shares of stock, or other securities directly or indirectly convertible into or exchangeable for shares of any class of Common Stock or (ii) any right, option, or warrant to subscribe for, purchase, or otherwise acquire, directly or indirectly, shares of any class of Common Stock.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Entity**" means a partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture, or other entity.

"**Equity Securities**" means, whether now outstanding or hereafter issued in any context, any shares of Capital Stock and any Derivative Securities.

"**Excluded Securities**" means Common Shares or Derivative Securities issued or sold by the Company (i) to the Company's existing or prospective consultants, employees, officers, or directors pursuant to any stock option, employee stock purchase, or similar equity-based plans or other compensation agreement approved by the Company's board of directors, (ii) in connection with any acquisition by the Company of the shares of stock, assets, properties, or business of any Person, (iii) as a stock split, stock dividend, or any similar recapitalization, (iv) pursuant to the exercise, conversion, or exchange of any then outstanding Derivative Securities, (v) pursuant to a public offering registered under the Securities Act, (vi) in connection with a Change of Control Transaction, or (vii) any issuance of Financing Equity where such Financing Equity, together with all then outstanding Financing Equity, is not equal to, and is not convertible into, an aggregate of more than 5% of the outstanding Equity Securities on a Fully Diluted Basis at the time of the

15

issuance of such Financing Equity, in each case, approved in accordance with the terms of this Agreement.

"**Financing Equity**" means any Equity Securities issued to lenders or other institutional investors (excluding the Stockholders and their Affiliates) in any arm's length transaction providing debt financing to the Company.

"**Fully Diluted Basis**" means the number of Common Shares which would be outstanding, as of the date of computation, if all issued and outstanding Derivative Securities had been converted, exercised, or exchanged; *provided, however,* that any Derivative Securities which are subject to vesting but have not vested as of the date of computation will be disregarded for purposes of determining Fully Diluted Basis.

"**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, Spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships of a natural person referred to herein, or any other direct lineal descendant.

"**Law**" means any statute, law, ordinance, rule, regulation, or requirement of a Governmental Authority.

"**Liability**" means any liability or obligation of any kind, character, or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on financial statements.

"**Majority**" means the affirmative vote of holders of more than fifty percent (50%) of the applicable Voting Shares.

"**Marital Relationship**" means a civil union, domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

"**Permitted Successors or Assigns**" means any Permitted Transferee, any Person who or that is the transferee pursuant a Transfer in compliance with this Agreement, and any Party's heirs, executors, administrators, legal representatives, or successors by operation of Law.

"**Permitted Transfer**" means any Transfer by a Stockholder to a Permitted Transferee in compliance with this Agreement.

"**Permitted Transferee**" shall mean, with respect to any Stockholder making a Transfer, a Transferee who or that is:

(i)   an Affiliate of such Stockholder;

(ii)   if the Stockholder is a partnership, all partners of such partnership, if the Stockholder is a corporation, all shareholders of such corporation, or if the Stockholder is a limited liability company, all members of such limited liability company; *provided*, that such Transfer shall not involve a Change of Control Transaction with respect to such Stockholder; and, *provided, further*, that the Transferee(s) shall have taken all required actions to become legally bound by the provisions of this Agreement applicable to the Stockholders;

(iii) a secured party pursuant to a stock pledge that creates a mere security interest in the pledged Shares; *provided*, that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Stockholder making such pledge; or

(iv) if the Stockholder is an individual, an Immediate Family Member of the Stockholder or a trust for the benefit of one or more of such Stockholder's Immediate Family Members, in each case for bona fide estate planning purposes, either during such Stockholder's lifetime or on death by will or intestacy, or any custodian or trustee of any trust, partnership, or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Stockholder or any such Immediate Family Members.

"**Person**" means any individual, Entity, or Governmental Authority.

"**Preferred Shares**" means shares of Preferred Stock.

"**Qualified Public Offering**" shall mean a firm commitment underwritten public offering of Shares registered under the Securities Act.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Share**" means, individually, and "**Shares**" means, collectively, and in every instance, interchangeably, as the context requires, any share or shares of Capital Stock of the Company, and any securities issued in respect thereof, or in substitution therefor, in connection with any share split, dividend, or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization.

"**Spouse**" means a spouse, a party to a civil union, a domestic partner, a same-sex spouse or partner, or any individual in a Marital Relationship with a Stockholder.

"**Subsidiary**" means with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Supermajority**" means the affirmative vote of holders of more than sixty-seven percent (67%) of the applicable Voting Shares.

"**Third Party**" means any Person other than the Parties, any of their Subsidiaries or any of their respective Affiliates, stockholders, partners, members, directors, managers, trustees, officers, employees, or Family Members; *provided*, that such Person does not directly or indirectly (i) carry on business activities that compete with those of the Company or its Subsidiaries or (ii) own more than 10% of the Equity Securities of a Person that carries on business activities that compete with those of the Company or any of its Subsidiaries.

"**Transfer**" means, whether used as a verb or a noun, to directly or indirectly sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of or assign any interest in, either voluntarily or involuntarily, by operation of Law or otherwise, or to enter into any Contract with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

disposition or assignment of, any Shares owned by a Person or any interest (including a beneficial interest) in any Shares owned by a Person.

"**Voting Shares**" means the shares of Capital Stock entitled to vote on any applicable matter subject to a vote of the Stockholders under this Agreement, whether by class, series, or otherwise.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned Party has executed or caused its duly authorized representative to execute this counterpart signature page to the Stockholders' Agreement of **Be Belong Group Corp** on the date set forth next to such Party's signature.

COMPANY:

Be Belong Group Corp

By: *Gabriel Bar*   Date: March 25, 2025

Gabriel Bar

Secretary of the Company

Email: gabi@dealestate.ai

STOCKHOLDER:

Name of Individual: Shani Bar

Signed By: *Shani Bar*   Date: March 25, 2025

Printed Name: Shani Bar

Mailing Adress: 323 Sunny Isles Blvd, Sunny Isles Beach, FL 33160

Email Address: shani@dealestate.ai

Name of Individual: Gabriel Bar

Signed By: *Gabriel Bar*   Date: March 25, 2025

Printed Name: Gabriel Bar

Mailing Adress: 323 Sunny Isles Blvd, Sunny Isles Beach, FL 33160

Email Address: gabi@dealestate.ai

Name of Individual: Bella Cohen

Signed By: *Bella Cohen*   Date: March 25, 2025

Printed Name: Bella Cohen

Mailing Adress: 323 Sunny Isles Blvd, Sunny Isles Beach, FL 33160

Email Address: bella@dealestate.ai

EXHIBIT A

FORM OF JOINDER AGREEMENT

Reference is hereby made to the Stockholder**s** Agreement of **Be Belong Group Corp**, a Delaware corporation (the "Company"), dated as of [_____] (as amended from time to time, the "Agreement"). Pursuant to and in accordance with the Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the Agreement and agrees that upon execution of this Joinder, such Person shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Agreement as though an original party thereto and entitled to all the rights and subject to all the duties, obligations, and liabilities incidental thereto.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of [DATE].

[NEW STOCKHOLDER]

By_____
Name:
Title:


EXHIBIT B

FORM OF SPOUSAL CONSENT


Reference is hereby made to the Stockholders Agreement of **Be Belong Group Corp**, a Delaware corporation (the "Company"), dated as of _____ (as amended from time to time, the "Agreement"). Pursuant to and in accordance with the Agreement, the undersigned hereby acknowledges that I am spouse of _____, that I have read the Agreement, and that I understand the contents of the Agreement.

I am aware that my spouse is a party to the Agreement and the Agreement contains voting, transfer, and other restrictions or provisions regarding the shares of Company capital stock or other securities which my spouse may own, including any interest I might have therein.

I hereby agree that I and any interest, including any community property interest, that I may have in any Company capital stock or other securities subject to the Agreement shall be irrevocably bound by the Agreement, including any restrictions on the transfer or other disposition thereof or any voting rights or any duties, obligations, or labilities as set forth in the Agreement. I hereby appoint my spouse as my attorney-in-fact with respect to the exercise of any rights and obligations under the Agreement.

This Consent shall be binding on my executors, administrators, heirs and assigns. I agree to execute and deliver such documents as may be necessary to carry out the intent of the Agreement and this Consent.

I am aware that the legal, financial, and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right. I am under no disability or impairment that affects my decision to sign this Consent and I knowingly and voluntarily intend to be legally bound by this Consent.

Dated:

Signature:

Printed Name:

STATE OF_____)
COUNTY OF _____)

On the _____day of _____, ____, before me personally came _____, to me known and known to me to be the person described in and who executed the foregoing instrument, and he/she acknowledged to me that he/she executed the same.

_____
Notary Public
My term expires: _____



Audit Trail

Document Details

Title	BE BELONG GROUP CORP Stockholders Agreement - 2 Investmenmt[1].docx
File Name	BE BELONG GROUP CORP Stockholders Agreement - 2 Investmenmt[1].docx
Document ID	d10e385386214b4ba4bac10cbf1dcaee
Fingerprint	66b4d6b7011c9be91926874463e7fa03
Status	Completed

Document History

Document Created	Document Created by Moshe Goldzweig (moshe@go-law.co.il) Fingerprint: 00c71645c94b78667bdbef991fd7362a	Mar 26 2025 03:14PM UTC
Document Sent	Document Sent to Gabriel Bar (gabriel@wishfulworld.net)	Mar 26 2025 03:14PM UTC
Document Sent	Document Sent to Shani Bar (shani@dealestate.ai)	Mar 26 2025 03:14PM UTC
Document Sent	Document Sent to Bella Cohen (bella@dealestate.ai)	Mar 26 2025 03:14PM UTC
Document Viewed	Document Viewed by Bella Cohen (bella@dealestate.ai) IP: 162.196.255.48	Mar 26 2025 03:22PM UTC
Document Signed	Document Signed by Bella Cohen (bella@dealestate.ai) IP: 162.196.255.48 *Bella Cohen*	Mar 26 2025 03:23PM UTC
Document Viewed	Document Viewed by Gabriel Bar (gabriel@wishfulworld.net) IP: 104.6.73.69	Mar 26 2025 03:28PM UTC
Document Signed	Document Signed by Gabriel Bar (gabriel@wishfulworld.net) IP: 104.6.73.69 *Gabriel Bar*	Mar 26 2025 03:28PM UTC
Document Viewed	Document Viewed by Shani Bar (shani@dealestate.ai) IP: 75.220.111.238	Mar 28 2025 10:12PM UTC

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

Document Signed	Document Signed by Shani Bar (shani@dealestate.ai) IP: 75.220.111.238 	Mar 28 2025 10:13PM UTC
Document Completed	This document has been completed. Fingerprint: 66b4d6b7011c9be91926874463e7fa03	Mar 28 2025 10:13PM UTC

Processed by xodo sign

Investment Opportunity: Be Belong Group Corp

Overview

Be Belong Group Corp is developing a platform that enables property owners to offer fractional ownership opportunities to their residents. This model seeks to allow renters to hold a stake in the property they live in and potentially benefit from shared building revenue and appreciation.

The company aims to integrate tokenization and AI technologies to support property management, enhance tenant engagement, and explore new revenue models for the multifamily real estate sector.

Investment Terms

Offering Type:
SAFE, which may convert into equity at a future financing event.

Securities Offered:
SAFE (Simple Agreement for Future Equity).

Valuation Cap:
$20,480,000 pre-money cap

Discount Terms:
Investors in this SAFE will receive a discount on the price per share of Preferred Stock in the next Equity Financing, based on the total amount of their investment:

- **Investments between $20,000 and $99,999.99** will receive a **30% discount**.

- **Investments of $100,000 or more** will receive a **40% discount**.

- **Investments below $20,000** will convert at the Valuation Cap, with **no additional discount**.

The applicable discount will be applied in accordance with the SAFE agreement terms upon conversion to equity in a future priced round. The investor will receive the greater of:
(a) the number of shares based on the applicable discount, or
(b) the number of shares based on the valuation cap.

Use of Net Funds – After Intermediary and Pass-Through Transaction Fees

Expense	Percentage
Office & Admin	10%
Legal & Compliance	15%
Development & Hosting	10%

Human Resources	8%
Sales	16%
Tech Support	10%
Marketing	25%
Customer Support	6%

Key Consideration for Investors

- Investors will receive a SAFE, which may convert to equity in a future financing round.
- The SAFE has no maturity date or interest and does not provide voting rights.
- Investors may not receive liquidity unless the company undergoes an equity financing, acquisition, or IPO.
- There are currently no rights to dividends or distributions associated with this investment.

Company Highlights

- Aims to address high renter turnover through community engagement tools and ownership incentives.
- Exploring applications of tokenization and AI in the multifamily housing market.
- Targeting a sector undergoing increasing interest in fractional ownership and PropTech solutions

Risks

Investments in Regulation Crowdfunding (Reg CF) campaigns, including those on FundingHope, involve significant risks. These risks include the potential loss of your entire investment, illiquidity, the limited financial history of issuers, no guaranteed returns, and the possibility of dilution in future fundraising. Investors should carefully review all offering materials, conduct independent due diligence, and consult with financial, legal, or tax advisors. FundingHope does not endorse or guarantee the success of any issuer or offering.

Investing in our securities involves a high degree of risk. Prospective investors should carefully consider the risks described below, along with all other information in this Form C, before making an investment decision. The risks and uncertainties described here are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition, and results of operations could be materially and adversely affected. In such a case, you may lose part or all of your investment.

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

1. Early-stage company with a Limited Operating History

We are a newly formed company with no operating history. As a result, we have limited historical financial data and may face challenges in executing our business plan. Investors should be aware that our lack of operating history increases the uncertainty associated with our financial projections and business prospects.

2. No Assurance of Profitability

We may not generate sufficient revenue to become profitable. Even if we achieve profitability, we may not sustain profitability over the long term. If we fail to generate adequate revenue, we may need to raise additional capital, which may dilute existing shareholders.

3. Regulatory and Compliance Risks

Our business is subject to various federal, state, and local regulations. Failure to comply with applicable laws and regulations could result in legal liability, fines, penalties, or operational restrictions that could negatively impact our business. In particular, we are relying on various licensed third-party providers for the money transmission and blockchain tokenization aspects of our platform. Regulatory changes or changes in the operations of our providers could require us to take on significant compliance burdens.

4. Economic and Market Risks

Economic downturns, inflation, and other market conditions may affect consumer spending, investor interest, and our ability to raise capital. Unfavorable economic conditions could reduce demand for our products and services and impact our financial stability.

5. Lack of Liquidity for Investors

Securities purchased in this offering are subject to transfer restrictions, and there is no active secondary market for our securities. As a result, investors may be unable to sell their shares quickly or at an acceptable price.

6. Risks Related to Key Personnel

Our success depends on the experience and efforts of our management team. The loss of key personnel or the inability to attract and retain qualified employees could disrupt our business and hinder our growth.

7. Uncertain Future and Business Execution Risks

There is no guarantee that we will execute our business strategy as planned. Unforeseen challenges, operational delays, or changes in the business environment could impact our ability to achieve the expected growth and returns for investors.

8. Investors Have Little Control

Because investors in this offering will have a minority of shares, and the majority shareholders are members of the Board of Directors, the Board could govern without significant input from investors, subject to applicable law.

Why Consider an Investment in Be Belong Group Corp?

The multifamily housing market is at a critical inflection point:

- *First-Mover Advantage: Uniquely positioned at the intersection of PropTech and community-driven real estate*
- *Massive Market: Addressing a $2.7B tokenization market projected to reach $16T by 2030*
- *Proven Team: 10,000+ units acquired, deep industry expertise*
- *Rising demand for innovative housing solutions*
- *The regulatory landscape evolving to support tokenization*
- *Technology enabling new models of ownership and community*
- *Strong Unit Economics: Rent, services, and tokenization are multiple revenue streams.*

Important Notice

This Term Sheet is provided for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities. All investments are subject to risks, including the risk of loss. Securities are offered through FundingHope, a registered funding portal and FINRA member. For full offering details, including risk factors and investor rights, please refer to the issuer's Form C.

	Ordinary Shares	New Ordinary Shares	Total Shares
Shani	276,666		5 668 000
Gabe	276,666		5 666 000
Bella	276,667		5 666 000
Equity Trust Company Custodian FBO Albert F. Li IRA		30,000	600 000
Red Tattoo, Inc		20,000	400 000
ESOP	100,001		2 000 000
Total	**930,000**	**50,000**	**20 000 000**

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

Fully Diluted Ownership
28.34%
28.33%
28.33%
3.00%
2.00%
10.00%
100.00%

<p style="text-align:center">**POST-MONEY VALUATION CAP & TIERED DISCOUNT**</p>

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

<p style="text-align:center">**BE BELONG GROUP CORP**</p>

<p style="text-align:center">**SAFE**
(Simple Agreement for Future Equity)</p>

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____] (the "**Purchase Amount**") on or about [Date of Safe], Be Belong Group Corp, a Delaware corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

The Pre-Money Valuation Cap is $20,480,000. This cap represents the maximum valuation at which the SAFE will convert in an Equity Financing, regardless of the actual pre-money valuation in that round. For reference only, this cap is approximately 20% lower than the Company's internal appraised value of $25.6 million. See **Section 2** for certain additional defined terms.

The discount applicable to the Safe Price shall be determined based on the total Purchase Amount of the Investor:

(a) **For a Purchase Amount equal to or greater than $20,000 and less than $100,000**, the Safe Price shall reflect a 30% discount to the lowest price per share of the Standard Preferred Stock issued in the Equity Financing.

(b) **For a Purchase Amount equal to or greater than $100,000**, the Safe Price shall reflect a 40% discount to the lowest price per share of the Standard Preferred Stock issued in the Equity Financing.

(c) **For a Purchase Amount below $20,000**, no discount shall apply and the Safe Price shall be calculated solely using the Post-Money Valuation Cap.

For the avoidance of doubt, in each case the Investor will receive the greater of (i) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock, or (ii) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the applicable Safe Price as calculated above.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) <u>**Liquidation Priority**</u>. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) <u>**Termination**</u>. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Pre-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences, seniority, liquidation multiple and restrictions as the shares of Standard Preferred Stock, except that any price-based preferences (such as the per-share liquidation amount, initial conversion price and per share dividend amount) will be based on the Safe Price.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a **corporation** duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Whether as an accredited investor or an unaccredited investor, the Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor.

Docusign Envelope ID: 7656D862-ADFA-4005-BE88-EF527F955A0A

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of [Governing Law Jurisdiction], without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

Be Belong Group Corp

By:_____
      [*name*]
      [*title*]

Address:_____

_____

Email:_____

INVESTOR:

By: _____

Name:_____

Title:_____

Address:_____

_____

Email:_____